FY26 Annual Report





Human and agent collaboration delivered.

26

Welcome to the Agentic Enterprise: Humans and Agents Driving Customer Success Together

This is the year the Agentic Enterprise became real. And Salesforce led the way.

In FY26, we staked our position as the complete, trusted platform for this new era, by unifying data, applications, AI agents, and engagement into a deeply integrated system of action.

We delivered record-breaking financial performance, reaching $41.5 billion in revenue, while continuing to expand margins and generate powerful cash flow. It was a tremendous year, and momentum is only accelerating across the business.

Our commitment to innovation is unmatched. We've invested more than $10 billion over the past two years, leading to rapid adoption of Agentforce and Data 360 – now our fastest-growing products ever. In just 15 months, we closed 29,000 Agentforce deals, underscoring the demand for what comes next.

With a $1 trillion+ enterprise AI opportunity ahead, we're perfectly positioned to lead the Agentic Revolution. And continue delivering value for our Trailblazers, partners, and shareholders.

FY26 Highlights

$41.5 billion
Revenue, up 10% year over year

$72.4 billion
Remaining Performance Obligation,[1] up 14% year over year

$15.0 billion
Operating Cash Flow, up 15% year over year

34.1%
Non-GAAP Operating Margin,[2] up 110 bps year over year

$2.9 billion
Agentforce and Data 360 ARR, up 200% year over year

10.5 million
Hours contributed to the community since inception

[1] Remaining Performance Obligation represents future revenues that are under contract but have not yet been recognized.
[2] Non-GAAP operating margin is a non-GAAP financial measure. Refer to page 5 for a reconciliation of GAAP to non-GAAP financial measures.



Fellow stockholders,

As we enter our 27th year, Salesforce is not just leading the software marketplace, we are the engine of a whole new era of enterprise technology: the Agentic Revolution.

We have rearchitected our entire platform to turn raw intelligence into real work at scale, positioning our customers to become Agentic Enterprises and thrive in the most profound technology transition in history.

The #1 AI CRM

Agentforce is already driving real-world ROI at global scale.

Record Adoption: While others offer experimental AI, Salesforce has closed 29,000 Agentforce deals, with customers like Amazon, Ford, AT&T, and GM leading the charge. Nearly 90% of Forbes' top 50 AI companies – including trailblazers like Anthropic – now run on our platform.



We are the engine of a whole new era of enterprise technology: the Agentic Revolution."

Proven Customer Impact: Southwest Airlines launched a customer service agent in just four months that now autonomously resolves 20% of its 20 million annual requests. Siemens is using sales agents to qualify 500 leads daily, saving 1,200 hours per human agent annually. SharkNinja has already powered over 250,000 consumer engagements through its Shopper Agent. By autonomously scheduling thousands of home tours, Lennar has turned agents into the ultimate front door for home buying.

A Powerhouse of Innovation and Trust

The Agentic Revolution is ushering in a new operating model for the enterprise that is reshaping how work gets done. Every agent needs somewhere to land: a trusted, unified platform that brings data, apps, agents, and humans together. That's Salesforce.

Data at Scale: An AI agent is only as good as the data it can access. Our platform provides the essential "landing zone" for agents, integrating trusted data, business logic, and secure workflows. In fiscal 2026, we ingested 112 trillion records through Data 360.

Explosive Growth: Agentforce and Data 360 are the fastest-growing, most innovative products in our history. Agentforce ARR reached $800 million, up 169% year over year.

The Agentic Interface: Slack, now featuring Slackbot as the ultimate teammate, serves as the primary interface for work for over a million customers.

Unprecedented Financial Strength

Our shift to an agentic focus is driving the best financial results in our history.

Revenue Leadership: We achieved full-year revenue of $41.5 billion in fiscal 2026, and we are guiding to more than $46 billion in revenue for fiscal 2027. With our commitment to disciplined, profitable growth, we closed the year with a non-GAAP operating margin of 34.1% and $72.4 billion in total RPO.

Following our strong start with Informatica, we have increased our fiscal 2030 revenue target to $63 billion.

Shareholder Value: We returned $14.3 billion to stockholders this year. In March 2026, we commenced a historic $25 billion accelerated share repurchase, signaling our total confidence in the Agentic Era.

Values-Led Leadership

As we scale, we remain committed to our values.

1-1-1 Philanthropic Leadership: We have provided nearly $1 billion in community grants, contributed over 10 million employee volunteer hours, and empowered over 64,000 nonprofits to run on Salesforce through free licenses or deep discounts.

We are moving beyond simple automation to a future where humans and agents work together to transform the world. Thank you for your trust as we lead this extraordinary revolution.

With deep gratitude,

Marc Benioff

Chair & Chief Executive Officer,
Salesforce



Our shift to an agentic focus is driving the best financial results in our history."

Doing Well and Doing Good, Together

By sticking to our values, we managed to make FY26 another great year.
A big thank you to everyone who made these accolades possible.

Leader in Philanthropy

Top 100 Companies That Care
9 years in a row
PEOPLE, 2025

A World's Most Ethical Companies™ Honoree
Honored 17 times
Ethisphere, 2025

Leader in Culture

World's Most Admired Companies
12 years in a row
Fortune, 2026

One of the World's Best Workplaces
9 years in a row
Great Place To Work, 2025

Leader in Innovation

America's Most Innovative Companies
3 years in a row
Fortune, 2025

Top 10 Best Workplaces in Technology
9 years in a row
Fortune, 2025



GAAP to Non-GAAP Financial Reconciliation

(in millions)

Non-GAAP income from operations[1]	Fiscal Year ended January 31, 2026
GAAP income from operations	$ 8,331
Plus:	
Amortization of purchased intangibles	1,687
Stock-based compensation expense[4]	3,480
Restructuring and acquisition-related costs[4]	658
Non-GAAP income from operations[1]	$ 14,156
Revenue	$ 41,525
Non-GAAP operating margin[2]	34.1%

Non-GAAP operating margin	Full Year FY27 Guidance
GAAP operating margin[2]	20.9 %
Plus:	
Amortization of purchased intangibles[3]	4.1 %
Stock-based compensation expense[3,4]	9.0 %
Restructuring and acquisition-related costs[3,4]	0.3 %
Non-GAAP operating margin[2]	34.3 %

[1] Non-GAAP income from operations is used to calculate non-GAAP operating margin. It excludes the impact of the amortization of purchased intangibles, stock-based compensation expense and charges related to the Company's restructuring initiatives and acquisition-related costs.

[2] GAAP operating margin is the proportion of GAAP income from operations as a percentage of GAAP revenue. Non-GAAP operating margin is the proportion of non-GAAP income from operations as a percentage of GAAP revenue.

[3] The percentages shown above have been calculated based on the midpoint of the low and high ends of the revenue guidance for full year FY27.

[4] The percentages shown in the restructuring and acquisition-related costs line have been calculated based on charges associated with the Company's restructuring initiatives and acquisition-related costs. Stock-based compensation expense excludes stock-based compensation expense related to the Company's restructuring initiatives, which is included in the restructuring and acquisition-related costs line.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2026

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to   .

Commission File Number: 001-32224

Salesforce, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**94-3320693**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

Salesforce Tower
415 Mission Street, 3rd Fl
San Francisco, California 94105
(Address of principal executive offices)

Telephone Number: (415) 901-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CRM	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Not applicable

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Based on the closing price of the Registrant's Common Stock on the last business day of the Registrant's most recently completed second fiscal quarter, which was July 31, 2025, the aggregate market value of its shares (based on a closing price of $258.33 per share) held by non-affiliates was approximately $191.8 billion. Shares of the Registrant's Common Stock held by each executive officer and director and by each entity or person that owned 5 percent or more of the Registrant's outstanding Common Stock were excluded as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 25, 2026, there were approximately 923 million shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the Registrant's fiscal year ended January 31, 2026, are incorporated by reference in Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

<p style="text-align:center">**INDEX**</p>

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FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth, and industry prospects, are forward-looking. Words such as "aims," "anticipates," "assumes," "believes," "commitments," "could," "estimates," "expects," "forecasts," "foresees," "goals," "intends," "may," "plans," "predicts," "projects," "seeks," "should," "targets" and "would," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are inherently uncertain and based on management's current expectations and assumptions, which are subject to risks and uncertainties that are difficult to predict, including those described in Part I, Item 1A, "Risk Factors," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements.

In light of these and other risks and uncertainties, the future events and trends discussed in this Annual Report on Form 10-K may not occur as we expect or at all, and our actual results or outcomes may differ materially and adversely from those expressed or implied in our forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I.

ITEM 1. BUSINESS

Overview

Salesforce, Inc. ("Salesforce," the "Company," "we" or "our") is a global leader in customer relationship management ("CRM") technology, helping organizations of any size become agentic enterprises. Founded in 1999, we bring humans, agents, applications, and data together on a trusted, unified platform to unlock growth and innovation.

Our artificial intelligence ("AI") powered Agentforce 360 Platform unites our offerings — spanning sales, service, marketing, commerce, collaboration, data management, integration, analytics, IT service, industry verticals and more — on a single, intelligent platform for trusted enterprise execution. We unify and harmonize across systems, applications and devices to create a complete view of customers. With this single source of customer truth powering agents, teams can be more responsive, productive and efficient and deliver AI-powered, personalized and automated experiences across every channel. With Agentforce, the agentic layer of the Agentforce 360 Platform, our customers can build and deploy always-on digital labor for employees and customers, leveraging autonomous AI agents across business functions that aim to increase productivity, lower costs and drive operational efficiencies. With Agentforce, AI is embedded in the flow of work — in the applications that our customers already use every day. Every Agentforce-embedded application now reasons, learns, and takes action alongside users.

Our service offerings are designed to be flexible, scalable and easy to use. They can generally be configured easily, deployed rapidly and integrated with other platforms and enterprise applications. We sell to businesses worldwide, primarily on a subscription basis, through our direct sales efforts and also indirectly through partners. In addition, we enable third parties to use our platform and developer tools to create additional functionality and new applications that run on our platform, which are sold separately from, or in conjunction with, our service offerings.

Salesforce is committed to a core set of values: trust, customer success, innovation, equality and sustainability – all of which are grounded in legal and regulatory frameworks that guide and inform our business. Foremost among these is trust, which is paramount and the foundation for everything we do, and is also firmly rooted in compliance with applicable laws governing security, privacy, data protection and operational integrity. Our customers expect to trust and rely on our technology to meet the high enterprise-grade standards of security, privacy, performance, legal compliance and availability at scale. Customer success is at the core of our business, and we align the entire company around our customers' needs, promoting their success and delivering value while upholding applicable laws, contractual obligations and industry regulations and standards. Innovation is fundamental to our mission, empowering and enabling our customers to stay ahead in their industries and driving technological advancements in line with evolving laws, standards and guidelines. Equality is a legal and ethical mandate and a core tenet that informs how we operate. Our commitment to equal opportunity is anchored in applicable laws, statutes, regulations and principles. We value the equality of every individual at our company and in our communities and are dedicated to fostering a workplace that complies with these protections, creating an inclusive culture where every individual feels seen, heard and valued. Finally, we are committed to creating a more sustainable and nature-positive future for all. Our products and services help our customers meet their own sustainability and compliance priorities, guided by applicable environmental and sustainability-related laws, corporate social responsibility frameworks and legal requirements. By grounding our values in legal and regulatory principles, we reinforce our opportunity and responsibility to uphold high integrity and robust ethical standards, ensuring that trust, fairness, and compliance remain central to everything we seek to do.

We believe that our values, grounded in legal and regulatory frameworks, create value, and the business of business is to make the world a better place for all of our stakeholders, including stockholders, customers, employees, partners, the planet and the communities in which we work and live. Salesforce is committed to giving back to our communities, helping businesses grow while protecting the environment for future generations, and transparent environmental, social and governance disclosures. We believe we have a broad responsibility to society, and we aspire to create a framework for the ethical and humane use of technology that not only drives the success of our customers, but also upholds the basic human rights of every individual.

Our Service Offerings

We believe every business, in every industry, must become an Agentic Enterprise creating agent-first experiences that increase efficiency, boost productivity, and drive growth for customers, employees, and partners. We view Salesforce to be uniquely positioned to lead customers through this transformation. By integrating data, metadata, applications and agents, we have created a deeply unified platform for the Agentic Enterprise, with humans at the center. Central to this ecosystem is Slack, which serves as the primary conversational interface, allowing users to interact with Agentforce-embedded applications and autonomous agents within their natural flow of work. These Agentforce-embedded applications are infused with agentic capabilities that turn workflows into personalized, intelligent, autonomous experiences—so customers and employees can move faster, make better decisions, and achieve more value.

Our service offerings are designed to work together and include:

Agentforce Sales. Our Agentforce Sales offering is an integrated platform that brings together the power of humans with AI agents to help sales teams sell faster and smarter, and to efficiently manage and automate entire sales processes. It provides sales capabilities and tools built for an entire sales organization – across prospecting, sales engagement, team collaboration, sales analytics and AI, sales programs, sales performance, partner management, and revenue and orders. With our Sales offering, businesses can create lifelong customers by connecting their entire organization and unifying all data sources on a single integrated platform. Further, with Agentforce for Sales, customers can build a sales team augmented by a digital labor force and empower every seller with their own AI agent to help accelerate productivity and drive growth.

Agentforce Service. Our Agentforce Service offering enables companies in every industry to bring all of their customer, employee, IT and field service needs onto one integrated, AI-powered platform to deliver trusted, highly personalized customer support at scale. It also helps our customers maximize productivity, resolve cases faster and improve customer satisfaction by automating routine tasks. With Agentforce for Service, customers can tap the power of digital labor to handle low-touch interactions and help their teams with high-touch tasks, unlocking new levels of efficiency. Agentforce automatically routes cases to the best service agent for the job, responds to customers with personalized, relevant answers grounded in company data and performs tasks like auto-summarizing support cases and field work orders. Our service offering also provides a field service solution that enables companies to connect service agents, dispatchers and mobile employees through one centralized platform, on which they can intelligently schedule and dispatch work as well as track and manage jobs.

Agentforce 360 Platform, Slack and Other. The Agentforce 360 Platform enables companies of all industries, sizes, and locations to build business workflows, applications and AI agents on a single, comprehensive platform to help automate processes, boost efficiency, increase productivity and reduce information technology costs. It facilitates development with no-code and low-code tools that are easy to use and free to learn, empowering teams to build trusted applications, workflows, AI agents and much more. Our Trust Layer is built into the Platform to help customers safely use their data and set guardrails on what AI agents do with that data. The Agentforce 360 Platform is built on Hyperforce, our infrastructure that helps customers manage data governance and compliance at a local level, all over the world. Our technology partners help customers to add the applications and agents they need and utilize the data lakes and other infrastructure they have already invested in. With our open, extensible Agentforce 360 Platform, customers can integrate and build with any data or partner application they choose to make the Agentforce 360 Platform work for their business.

Data 360. Data 360 is Salesforce's hyperscale, trusted data engine that gives AI agents their context and serves as the foundation for how customers unify our service offerings making their data actionable for both humans and agents. It connects enterprise data from across clouds, systems, and channels utilizing zero-copy technology to access external data sources without the need for duplication. This architecture unifies, cleans, and harmonizes the data into a single, governed source of truth that agents can reliably understand and act on. Through real-time ingestion, transformation, indexing, and retrieval-augmented generation, Data 360 turns both structured records and unstructured content—emails, documents, conversations, and events—into usable, searchable intelligence. This gives AI agents the customer and business context they need to reason accurately, personalize interactions, and make better decisions in the moment. By leveraging Data 360's metadata and trust framework, Data 360 is designed to make every data point permissioned, governed, and compliant, so agents see only what they are allowed to see and act only within approved boundaries.

Informatica. The acquisition of Informatica closed in the fourth quarter of fiscal 2026, significantly expanding our trusted data foundations. Informatica is an enterprise-grade, AI-powered data management platform that enables customers to discover, integrate, govern, and deliver trusted data at scale across hybrid and multi-cloud environments. It provides comprehensive capabilities for data integration, quality, governance, master data and metadata management, and catalog services that connect and harmonize data from any source—whether on-premises, cloud-based, or within legacy systems. By leveraging Informatica's agentic and metadata-driven architecture, customers can break down data silos with confidence in data quality and compliance, and establish a unified foundation for enterprise AI. Informatica extends our data connectivity beyond native integrations, enabling customers to bring enterprise data from complex, distributed systems into Salesforce and Data 360 while autonomously maintaining governance, lineage, and security controls across the entire data lifecycle.

Slack. Our Slack offering is the conversational interface for the Agentic Enterprise where people and agents work together, connecting knowledge, actions, and data in real time. Slack centralizes conversations and collaboration, automates business processes, makes search and knowledge sharing seamless, and delivers trusted generative and agentic AI that augments employees so they can work smarter, make decisions faster, and drive real outcomes. Slack is also deeply integrated with every Salesforce offering, including Agentforce. We recently introduced Slackbot, a trusted, out-of-the-box personalized employee agent in Slack that can find answers, organize work, create content, schedule meetings, and take action.

Agentforce. Agentforce enables customers to build, deploy, and manage enterprise-grade, autonomous AI agents at scale, enabling humans and agents to work together. Agentforce connects AI models directly to execution, handling workflows. Agents built on Agentforce can access live business data through Data 360, follow company policies defined in Salesforce metadata, and take action through Salesforce applications and MuleSoft Application Programming Interfaces ("APIs"). All of our customers' deterministic business logic, workflows, and policies are instantly accessible to agents, without requiring customers to remove and rebuild existing processes. Agents know the jobs to be done, and the steps needed to complete them, which greatly reduces complexity and speeds time to value. By pairing Large Language Model ("LLM") reasoning with deterministic logic, Agentforce delivers more accurate, reliable outcomes within our trust layer. Agentforce is infused across every Salesforce application, so intelligence is embedded directly into the workflows where work actually happens. Instead of switching between tools, people can collaborate with agents inside and across the systems they already use every day, using natural language, across the majority of communication channels, including voice, chat and Slack. Every agent operates within defined permissions with full observability, governance, and auditability. Organizations can see what agents are doing, measure their performance, understand why decisions were made and intervene when needed. Teams can manage the complete agent development lifecycle with a set of tools to build, test, deploy, manage and orchestrate AI agents at scale. At its core, Agentforce powers the Agentic Enterprise—where humans set direction and values, and agents execute with speed, precision, and trust.

Agentforce Marketing and Agentforce Commerce.

Marketing. Our Marketing offering is a complete marketing platform designed to help customers personalize engagement across the customer lifecycle. By connecting departments through actionable data and autonomous AI agents, we empower teams to work together to build lasting customer relationships. With Agentforce for Marketing, marketers can save time on every step of the campaign process by generating briefs, content, and journeys, as well as optimizing performance and spend with actionable insights and predictive AI. With unified, 360-degree customer profiles, marketers and AI agents can easily build segments, calculate insights, analyze performance, and power AI recommendations, decisioning and automations. Agentforce for Marketing transforms traditional channels into two-way conversations, and enables teams to seamlessly provide next-best-offer recommendations for sales, support customer retention through proactive promotions, and re-engage inactive shoppers.

Commerce. Our Commerce offering helps connect every aspect of commerce—from marketing and sales to service and fulfillment—on a single, connected, AI-powered platform, enabling brands to deliver personalized, seamless shopping experiences across every customer touchpoint. With Agentforce for Commerce, brands can autonomously manage a range of tasks with AI agents, such as product recommendations and order lookup, helping to boost capacity and productivity across marketing, commerce, merchandising, and store operations. With trusted AI and AI agents, businesses can generate product descriptions and web pages, and deliver personalized shopping assistance using natural language. Native integrations between our Commerce, Sales, Service and Marketing offerings enable brands to tackle complex challenges and build cohesive digital experiences. Additionally, our Commerce offering delivers click-to-code tools, which provide customers with the ability to quickly build and deploy our solutions around their customers as markets, industries, and customers evolve.

Agentforce Integration and Agentforce Analytics.

Integration. Our unified Integration, Automation, and API Management offerings, powered by MuleSoft, provide the essential building blocks to deliver AI-powered, end-to-end, connected experiences and faster innovation. Customers use MuleSoft across their systems to connect data, take action on their data using no-code or low-code automations across any system, and scale API governance to help secure and monitor all of their data in transit. MuleSoft Agent Fabric allows organizations to manage, govern, and observe agents regardless of where they were built or where they run, and provides a central registry to discover and reuse agents across the enterprise.

Analytics. Our analytics offerings, including Tableau, provide advanced, end-to-end solutions that turn data into insight and action for a wide range of business use cases, powered by agentic AI. Built on the Agentforce 360 Platform, Tableau enables customers to visualize, analyze, and act on data from any source, and continuously surface trends, predict outcomes, and deliver recommendations. Tableau Semantics, integrated into Data 360, translates data into business language, driving more accurate responses and relevant insights. Agentforce agents can trigger actions directly from Tableau such as updating a forecast, launching a campaign, or escalating a customer issue. Tableau analytics can be surfaced natively within Salesforce applications, including Slack, lowering the barriers of actionable analytics for everyone.

Other Salesforce Offerings

In addition to our solution specific service offerings, we have specialized solutions that work across our offerings to support our customers' business needs. These additional service offerings include:

Industries. Our industry vertical offerings meet the specific needs of our customers across different industries, such as financial services, healthcare and life sciences, manufacturing, automotive and government. Each of our distinct industry offerings provide out-of-the-box, Agentforce-powered capabilities that enable industry customers to leverage the full Agentforce 360 Platform with purpose-built tools that address industry-specific needs and provide the speed and flexibility to keep up with changing times and customer demands. Salesforce's industry offerings also includes Industries AI – a suite of capabilities for more than 200 industries and a library with resources on how to get started for every industry offering. Industries AI serves as the foundation for creating industry-specific AI agents with Agentforce that can be set up in minutes, work around the clock, and autonomously perform industry-specific business tasks and actions.

Salesforce Starter. We offer Starter Suite, an all-in-one, easy-to-use solution for small and medium-size businesses that brings sales, service, marketing and commerce together. Starter Suite helps businesses launch Salesforce quickly and easily, so they can save time, boost productivity, and manage relationships with all of their customer operations in one centralized location. Starter Suite allows businesses to build a trusted foundation of customer data for advanced AI technology to support efficient business growth.

Business Benefits of Using Our Solutions

The key advantages of our solutions include the following:
- an industry-leading, AI-powered deeply unified platform to create an Agentic Enterprise for business-to-business, business-to-consumer and business-to-employee for the all-digital, work-from-anywhere world;
- scalable, efficient and flexible solutions for any size company or industry;
- a single source of truth that connects customer data across systems, applications and devices to help companies sell, service, market and conduct commerce from anywhere;
- the ability to unlock companies' customer data across their business, see and understand their data with advanced analytics, make predictions with pervasive AI, automate tasks and personalize every interaction;
- the ability to infuse trusted AI in the flow of work and create AI agents that help make the customer experience more intelligent, automated and personalized, and enhance employee productivity;
- the ability to collaborate easily with customers, employees, partners and systems;
- modern low-code and no-code tools powered by leading edge AI, which empowers developers and business users to create digital experiences, build agents and configure and automate business processes to fit the needs of any business, accelerating time to value;
- the ability to accelerate adoption and drive results with purpose-built, compliant tools and processes that deliver out-of-the-box functionality, security and interoperability; and
- an enterprise application and agent marketplace and a community of tens of millions of Trailblazers who are passionate developers, admins and experts that use Salesforce to innovate and extend the platform with thousands of partner applications.

Our Business and Growth Strategy

We continue to expand in the growing addressable markets across all of our service offerings. We continue to focus on several key growth levers, including driving multiple service offering adoption, increasing our penetration with enterprise and international customers and increasing our industry-specific reach with more vertical software solutions. We orient our business strategy and invest for future growth by focusing on the following key priorities:

Expand relationships with existing customers. We see significant opportunities to deepen existing customer relationships through cross-selling and upselling our service offerings. For example, we continue to focus on driving adoption of multiple service offerings, which provides our customers with a one-stop-shop for their front-office business technology needs. As our customers realize the benefits of our entire suite of service offerings, we aim to upgrade the customers' experience with new products and features and gain additional subscriptions by targeting new functional areas and business units. Finally, we aim to expand our relationships with existing customers through our additional support offerings.

Increase geographic reach. By extending our go-to-market capabilities globally, we aim to grow our business by selling to new customers in new regions. We will continue to pursue businesses of all sizes in most major markets globally. We also plan to continue to develop distribution channels through new and existing marketplaces and partners for our solutions around the globe and new go-to-market strategies. We continue to invest in our domestic and international operations and infrastructure to deliver the highest-quality service to our customers around the world.

Focus on industries and new products. As part of our growth strategy, we are delivering innovative and value-driven solutions in new categories based on our existing and potential customers' needs. For example, we provide out-of-the-box solutions specifically built for customers in certain industries, such as financial services, healthcare and life sciences, manufacturing and more. In addition, through direct discussions and strategic engagements with our customers, we are able to deliver the innovations and enhancements that align with the needs of our customers.

Leverage our partner ecosystem. The Agentforce 360 Platform enables customers, independent software vendors ("ISVs") and third-party developers to create, test and deliver cloud-based applications. These applications can be marketed and sold on the AppExchange, our enterprise cloud marketplace, or sold directly by software vendors. In addition, we rely on our consulting partners to deliver technology solutions and expertise to customers, from large-scale implementations to more limited solutions that help businesses run more efficiently. We continue to work with and invest in our partner ecosystem, including these ISVs and system integrators ("SIs"), to accelerate our reach into new markets and industries.

Promote strong customer adoption and reduce customer attrition. We believe that we have the people, processes and proven innovation to help companies transform successfully. Our customer success programs, including success management resources, advisory services, technical architects and business strategists, help enable and accelerate our customers' digital transformations. In addition, we have free, curated resources such as Trailhead to help companies learn our systems and a community of Trailblazers who drive innovation. With these programs and resources, we aim to reduce attrition and secure renewals of existing customer subscriptions.

Mergers and Acquisitions and Strategic Investments

We evaluate opportunities to acquire or invest in complementary businesses, services, technologies and intellectual property to complement our organic innovation and advance the development of our Agentforce 360 Platform. Our evaluation seeks to confirm that any potential acquisition accelerates our strategy, represents an attractive customer opportunity, provides a pathway to effectively monetize the acquired products and drive significant operational efficiencies and presents a clear timeline for value accretion. Our acquisitions can range in size and complexity, from those that enhance or complement existing products and accelerate development of features to large-scale acquisitions that result in new service offerings. Our goal is to prioritize the use of our balance sheet, through cash and debt, to complete acquisitions.

We also manage a portfolio of strategic investments in both privately held and publicly traded companies focused primarily on enterprise cloud companies, technology startups and system integrators. Our investments range from early to late stage companies, including investments made concurrent with a company's initial public offering. We invest in companies that we believe are digitally transforming their industries, improving customer experiences, helping us expand our solution ecosystem or supporting other corporate initiatives, including AI. We plan to continue making these types of strategic investments as opportunities arise that we find attractive, including investments in companies representing targeted businesses, technological initiatives and geographies. Our strategy includes growing our strategic investment portfolio, in part, by reinvesting proceeds from the sales of strategic investments.

Technology, Development and Operations

We primarily deliver our solutions as highly scalable cloud computing application and platform services on a multi-tenant technology architecture. Multi-tenancy is an architectural approach that allows us to operate a single application instance for multiple organizations, treating all customers as separate tenants who run in virtual isolation from each other. This approach allows us to spread the cost of delivering our services across our user base and scale our business faster than traditional software vendors while focusing our resources on building new functionality and enhancing existing offerings.

We provide our services through cloud computing platform partners who offer Infrastructure-as-a-Service, including servers, storage, databases and networking, as well as through infrastructure designed and operated by us but secured within third-party data center facilities. We continue to invest in and expand the deployment of Hyperforce, which allows our platform and applications to be delivered rapidly and reliably to locations worldwide and provides our customers autonomy and control over data residency.

Our technology and product efforts are focused on improving and enhancing the features, functionality, performance, availability and security of our existing service offerings, as well as developing new features, functionality and services. We also remain focused on integrating businesses, services and technologies from acquisitions. Performance, functional depth, security, usability, ease of integration and configuration and sustainability of our solutions influence our technology decisions and product direction.

Competition

The market for our service offerings is highly competitive, rapidly evolving and fragmented, and subject to changing technology with low barriers to entry, shifting customer needs and frequent introductions of new products and services.

Our current competitors include:
- vendors of packaged business software, as well as companies offering enterprise applications delivered through on-premises offerings from enterprise software application vendors and cloud computing application service providers, either individually or with others;
- AI-native companies and emerging startups that leverage generative AI and large language models as the core foundation of their architecture, offering highly specialized, autonomous, or automated solutions that may bypass traditional business process workflows or displace established user interfaces;
- software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality, as well as companies that offer solutions that are sold without a direct sales organization;
- vendors who offer software tailored to specific services, industries or market segments, as opposed to our full suite of service offerings including suppliers of traditional business intelligence and data preparation products, integration software vendors, marketing vendors, e-commerce solutions vendors, or AI software and service vendors;
- productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and

- traditional platform development environment companies and cloud computing development platform companies who may develop toolsets and products that allow customers to build new applications, including AI augmented applications, that run on the customers' current infrastructure or as hosted services, as well as would-be customers who may develop enterprise applications for internal use.

We believe more companies may become competitive threats due to the attractiveness of the markets in which we operate. We also expect our competition to change and evolve as we expand into more markets with new offerings.

Customers

We sell to businesses of all sizes and in almost every industry worldwide. The number of paying subscriptions at each of our customers ranges from one to hundreds of thousands. None of our customers accounted for more than ten percent of our revenues in fiscal years 2026, 2025 or 2024. In addition, we do not have any material dependencies on any specific product, service or particular group or groups.

Customer Service and Support

We offer professional services to help customers achieve business results faster with Salesforce solutions. Our architects and innovation program teams act as advisors to plan and execute digital transformations for our customers. This includes implementation services for multi-offering and complex deployments. We provide best-practices and AI-based recommendations and adoption programs globally. To further accelerate technical delivery, we utilize Forward Deployed Engineers ("FDEs") who work side-by-side with our customers. FDEs are embedded within customer teams to build tailored AI agents, integrate complex data streams, and ensure that our latest innovations, such as Agentforce, are operationalized rapidly within the customer's unique technical environment. In addition, we provide advanced education, including in-person and online courses, to certify our customers and partners on architecting, administering, deploying and developing our service offerings.

Our global customer support group responds to both business and technical inquiries about the use of our products via the web, telephone, email, social networks and other channels. We provide standard customer support during regular business hours to customers as part of our paying subscription editions. We also offer premier customer support that is either included in a premium success offering or sold for an additional fee, which can include services such as priority access to technical resources, developer support and system administration. In addition, we offer a premier priority support add-on that includes proactive monitoring, rapid incident response and instruction from a dedicated support team knowledgeable about the customer's specific enterprise architecture. With the launch of Agentforce, we have made it easier for customers to find answers by providing an even more intuitive experience on our Salesforce Help page. Agentforce can resolve customer issues swiftly and accurately with answers grounded in our trusted, unstructured content unified in Data 360. By automating simple and repetitive tasks, our support engineers are able to augment and scale their time in a more valuable way.

Sales and Marketing

We sell our services primarily through our direct sales force, which comprises sales personnel based in regional hubs, field sales personnel based in territories close to their customers and self-service offerings.

To a lesser extent, we also utilize a network of partners who refer sales leads to us and assist in selling to prospects. This network includes global consulting firms, system integrators and other partners. In return, we typically pay these partners a fee based on the first-year subscription revenue generated by the customers they refer. We continue to invest in developing additional distribution channels for our subscription services.

We use a variety of marketing programs across traditional and social channels to target our prospective and current customers, partners and developers. We focus our marketing activities in the cities and countries with the largest market opportunities. Our primary marketing activities include:
- multichannel marketing campaigns that span email, social media, the web, television and more, which align to a broader customer journey;
- in-person and virtual customer events of all sizes to create customer and prospect awareness, including proprietary events such as Dreamforce and our virtual Dreamforce to You, World Tours and other virtual events, as well as participation in trade shows and industry events;
- live events and original programming on our Salesforce+ streaming service, which includes discussions about the future of technology in the AI-first, work anywhere world and educational content to learn new skills and pursue new career opportunities;
- press and industry analyst relations to garner third-party validation and generate positive coverage for our company, brand, service offerings and value proposition;
- partner co-marketing activities with global and regional implementation partners;
- customer testimonials and our community of Trailblazers: individuals who drive innovation, grow their careers and transform their businesses using the Agentforce 360 Platform;

- in-person and virtual technology event sponsorships; and
- event partnerships with high-profile global brands and organizations.

Intellectual Property

We rely on a combination of trademarks, copyrights, trade secrets, patents and contractual provisions to protect our proprietary technology and our brands. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, services, documentation and other proprietary information. We believe the duration of our patents is adequate relative to the expected lives of our service offerings. We also purchase or license technology that we incorporate into our products or services. At times, we make select intellectual property broadly available at no or low cost to achieve a strategic objective, such as promoting industry standards, advancing interoperability, supporting open source software or attracting and enabling our external development community. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods, we believe, based upon past experience and industry practice, such licenses generally should be obtainable on commercially reasonable terms.

Human Capital Management

Salesforce is committed to a core set of values: trust, customer success, innovation, equality and sustainability. These core values are the foundation of our company culture, which we believe is fundamental to, and a competitive advantage in, our approach to managing our workforce. We believe our company culture fosters open dialogue, collaboration, recognition and a sense of belonging, all of which allow us to attract and retain the best talent, which is critical for our continued success. For example, our sales, engineering and customer success teams are critical to our ability to grow, innovate, and promote the trust and success of our customers. We believe our efforts in managing our workforce have been effective. Our focus on our workplace environment and a strong company culture has led to recognition and numerous awards across the globe.

As of January 31, 2026, we had 83,334 employees. None of our employees in the United States are represented by a labor union. However, employees of certain foreign subsidiaries are represented by works councils and/or labor unions.

We have continued to invest in equality initiatives, employee impact programs, and workforce development, supported by strong employee engagement and ongoing communications and feedback. For additional information on our workforce, refer to our annual Stakeholder Impact Report, https://salesforce.com/stakeholder-impact-report. Some of our key human capital management initiatives are summarized below:

Equality

We are committed to our longstanding core value of equality – equal opportunities, equal pay for equal work, and the dignity of every person. Our approach to equality is rooted in compliance with federal laws and regulations. We are committed to upholding these legal standards to foster a fair and inclusive workplace. By adhering to these requirements, we support a work environment where all individuals are treated equitably, have access to opportunities, and are protected from discrimination.

Talent and Career Development

We offer a comprehensive portfolio of talent development programs that foster a culture of continuous learning and enable employees to grow with evolving business needs. Our internal talent marketplace, Career Connect, facilitates internal mobility and structured career development plans, while our global learning platform, Trailhead, provides personalized, role-specific content. To help prepare for future-readiness, we anchor development around our Top 10 Enterprise Skills - from Agent & AI Literacy to Strategic Problem Solving - which are embedded into our development processes and quarterly check-ins. These Enterprise Skills are also the foundation of our 4R's strategy - redesign, reskill, redeploy and rebalance. We want to help our employees build the right skills for the future and afford them the opportunity to grow, learn and be relevant based on the market and business needs. We support external learning through tuition reimbursement and offer structured onboarding, leadership development, and mentorship initiatives. These programs empower employees at all levels to lead and perform effectively in our dynamic environment.

Total Rewards

We believe offering competitive compensation packages and robust benefits is an important factor in our ability to attract, retain and motivate our employees and to help enhance their everyday wellbeing. We use a combination of fixed and variable cash compensation for all employees and award equity compensation to certain employees in the form of restricted stock units and performance-based restricted stock units and options. Eligible employees are also able to participate in our Employee Stock Purchase Plan, which allows employees to purchase our stock at a 15 percent discount up to U.S. Internal Revenue Code limits. We also match up to $10,000 of donations, per employee, to eligible nonprofit organizations. We offer employees benefits that vary by country and are designed to meet or exceed local legal requirements and to be competitive in the marketplace.

Our V2MOM and Code of Conduct

Alignment and consistent and clear communication are a key part of our employee engagement, especially as we continue to grow. Each year, we complete a corporate V2MOM, which is our business plan for the year used to align the company on our vision, values, methods, obstacles and measures for the upcoming year. All employees are then expected to complete their own V2MOM that aligns with the corporate V2MOM. In addition, our Code of Conduct reflects our core values, which remain the foundation of the Company and which directly impact our ability to deliver success. We expect all of our employees to act with integrity, including treating others with compassion and respect.

Employee Engagement and Satisfaction

Our leadership strives for active engagement with our employees through a variety of channels, including all-company meetings and our daily newsletter, The Daily, allowing employees to stay connected with the business and new developments. We also encourage engagement beyond the workplace through our volunteering program, which enables employees to use their time, talent, and resources to make a meaningful impact in their communities. Employees receive seven paid days of volunteer time off each year to support causes that are personal to them. Twice a year, all employees have the opportunity to complete a confidential survey measuring employee engagement and experience, the health of our culture, and how we are living up to our values. This survey is one of several ways we seek to understand employee experience and drive real change across the Company.

Government Regulation

We operate globally and are subject to numerous U.S. federal, state and foreign laws and regulations covering a wide variety of subject matters. Additional information regarding governmental regulations relevant to our business is discussed in Part I, Item 1A, "Risk Factors."

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website at http://investor.salesforce.com/financials/ or by contacting our Investor Relations department at our office address listed above as soon as reasonably practicable following our filing of any of these reports with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these and other websites referenced throughout the filing are not incorporated and do not constitute a part of this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Our principal executive offices are located in San Francisco, California. Our principal address is Salesforce Tower, 415 Mission St., 3rd Floor, San Francisco, California 94105, and our primary website address is www.salesforce.com.

ITEM 1A. RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information included in this Annual Report. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity and stock price. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future. The risks and uncertainties described below are not the only ones we face. Other events, factors or uncertainties that we do not currently anticipate or that we currently deem immaterial also may affect our business, financial condition, results of operations, cash flows, other key metrics and the trading price of our common stock. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

Risk Factor Summary

Operational and Execution Risks

- Any breaches in our security measures or those of our third-party data center providers, cloud computing platform providers, customers, partners, or other third-party vendors, or the underlying Internet infrastructure that cause unauthorized access to, disclosure, alteration, corruption, destruction or loss of customer data, our data or our IT systems, or disruption of authorized access thereto.
- Any defects or disruptions in our services that diminish demand for our services.

- Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, as well as Internet infrastructure, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements.

- An inability to realize the expected business or financial benefits of company and technology acquisitions.

- Strain on our personnel resources and infrastructure from supporting our existing and growing customer base or an inability to scale our operations and increase productivity.

- Customer attrition, or our inability to accurately predict subscription renewals and upgrade rates.

- Disruptions caused by periodic changes to our sales organization.

- Exposure to risks inherent in international operations from sales to customers outside the United States.

- A more time-consuming and expensive sales cycle, pricing pressure and implementation and configuration challenges for sales efforts to larger enterprise customers.

- Any loss of key members of our management team or development and operations personnel, or inability to attract and retain employees necessary to support our operations and growth.

- Any failure in the delivery of high-quality professional and technical support services related to our online applications.

Strategic and Industry Risks

- An inability to compete effectively in the intensely competitive markets in which we participate.

- Any failure to expand our services and to develop and integrate our existing services in order to keep pace with technological developments.

- An inability to maintain and enhance our brands.

- Partial or complete loss of invested capital, or significant changes in the fair value, of our strategic investment portfolio.

- Any discontinuance by third-party developers and vendors in embracing our technology delivery model and enterprise cloud computing services, or customers asking us for warranties for third-party applications, integrations, data and content.

- Social, ethical, and regulatory issues, including the development, deployment, use or capabilities of AI in our offerings.

- The evolving landscape related to environmental, social and governance matters.

Legal and Regulatory Risks

- Privacy concerns and laws as well as evolving regulation of cloud computing, AI services, increased restriction of cross-border data transfers and other regulatory developments.

- Evolving industry-specific regulations, requirements, interpretive positions or standards.

- Lawsuits against us by third parties for various claims, including alleged infringement of proprietary rights.

- Any failure to obtain registration or protection of our intellectual property rights.

- Risks related to government contracts and related procurement regulations.

- Governmental sanctions and export and import controls that could impair our ability to compete in international markets and may subject us to liability.

Financial Risks

- Downturns or upturns in new business, which may not be immediately reflected in our operating results because we generally recognize revenue from subscriptions for our services over the term of the subscription.

- Significant fluctuations in our rate of anticipated growth and any failure to balance our expenses with our revenue forecasts.

- Unanticipated changes in our effective tax rate and additional tax liabilities and global tax developments.

- Fluctuations in currency exchange rates, particularly the U.S. Dollar versus local currencies.

- Our debt service obligations, lease commitments and other contractual obligations.

Risks Related to Owning Our Common Stock

- Fluctuations in our quarterly results.

- Volatility in our stock price and associated litigation.

- Provisions in our governing documents and Delaware law that might discourage, delay or prevent a change of control of the Company or changes in our management.

General Risks

- Volatile and significantly weakened global economic conditions.
- The occurrence of natural disasters and other catastrophic events beyond our control.
- The long-term impact of climate change on our business.

Operational and Execution Risks

If our security measures, or those of our third-party data center providers, cloud computing platform providers, customers, partners, other third-party vendors or the underlying Internet infrastructure, are breached or otherwise compromised, resulting in the unauthorized access to, disclosure, alteration, corruption, destruction or loss of customer data, our data or our IT systems, or disruption of authorized access thereto, our services may be perceived as insecure, customers may reduce or terminate their use of our services, and we may incur significant reputational harm, legal liability, regulatory scrutiny or a negative financial impact.

Our services involve the storage and transmission of our customers' and our customers' customers' proprietary and other sensitive data, including financial, health and other personal information. Our services and underlying infrastructure have in the past and may in the future be breached or compromised, including, for example, as a result of the following:

- attempts to fraudulently induce our employees, customers, partners, or third-party vendors to disclose sensitive information to gain unauthorized access to our or our customers' data or IT systems;
- efforts by threat actors, including criminal organizations, state-sponsored actors and nation-states, to launch coordinated cyberattacks or supply chain attacks on our infrastructure or that of our third-party vendors, including through ransomware, destructive malware, distributed denial-of-service attacks or exploitation of previously unknown "zero-day" vulnerabilities;
- attempts to misuse our marketing, advertising, messaging or social products and functionalities to impersonate persons or organizations and disseminate information that is false, misleading or malicious;
- vulnerabilities arising from new technologies and infrastructures, including those from acquisitions, enhancements and updates to our existing products, and the adoption and deployment of AI technologies within our products, services, internal systems, which may introduce novel security, data governance, or operational risks;
- vulnerabilities in products or components within the broad ecosystem in which our services operate and upon which they depend;
- attacks on, or vulnerabilities in, the underlying networks and services that power the Internet on which our products depend, most of which are not under our control or the control of our third-party vendors, partners or customers; and
- employee or contractor errors, omissions or intentional acts that compromise our security systems.

Although we devote significant resources to protecting our data and IT systems, we can provide no assurances that our security measures, including systems and processes designed to protect the confidentiality, integrity and availability of our customers' and our customers' customers' proprietary and sensitive data, will be effective or that a material cybersecurity incident will not occur. Our ability to mitigate these risks may be impacted by the following:

- evolving and increasingly sophisticated techniques used to breach or disrupt IT systems and infrastructure, including the use or exploitation of AI technologies by threat actors to accelerate, scale or personalize cyberattacks, which may increase speed and effectiveness and limit our ability to anticipate, detect or mitigate such threats;
- the increasing complexity of our internal IT systems as we integrate acquired businesses and adopt new technologies and data-sharing models; and
- our limited control over our customers, partners, and third-party vendors (including those authorized by customers to access their data), or over the processing of data by such third parties, which may limit our ability to maintain the integrity or security of such transmissions or processing.

In the normal course of business, we and our customers are and have been the target of malicious cyberattacks and other security threats. Although to date we have not identified any security incidents involving our systems that have had a material financial impact on us, there can be no assurance that future incidents will not be material or significant. As our market presence grows, we may face increased risks of cyberattacks and other security threats. Additionally, as AI technologies, including generative and agentic AI, continue to evolve, threat actors are using and exploiting these technologies to enhance the sophistication, scale, speed and effectiveness of security threats that may be more difficult to detect and defend against. Any delay in detecting, containing, or remediating a cybersecurity incident may result in additional harm, and in certain cases the full scope and impact of any such incident may not be immediately apparent.

A cybersecurity incident could result in unauthorized access to, or the loss or denial of authorized access to, our IT systems or data, or those of our customers, including intellectual property and other proprietary, sensitive or confidential information. We are subject to contractual, regulatory and other legal obligations to notify relevant stakeholders of certain security incidents. For example, SEC rules require disclosure on Form 8-K of the nature, scope and timing of any material cybersecurity incident and the reasonably likely impact of such incident. Assessing whether an incident is material or reportable may require complex judgment and investigation, and disclosure of an incident may itself adversely affect our reputation, customer relationships and exposure to legal or regulatory proceedings. A security incident or related disclosure could result in loss of confidence in the security of our services, harm our reputation, negatively impact future sales, disrupt our business operations, increase insurance premiums and result in legal, regulatory and financial liability. Additionally, it may take considerable time for us to investigate and evaluate the full impact of cybersecurity attacks, particularly for sophisticated attacks, which may inhibit our ability to provide prompt, full and reliable information about the incident to our customers, regulators and the public. Further, there can be no assurance that our insurance coverage will be sufficient in type or amount to cover the losses arising from a cybersecurity incident. In addition, prevention, detection, investigation and remediation of actual or suspected vulnerabilities or incidents, including determining whether notification or disclosure is required, may not be straightforward, may result in significant direct and indirect costs, including increased infrastructure and security spending and the diversion of resources from development activities.

Defects or disruptions in our services could diminish demand for our services and subject us to substantial liability.

We have in the past and may in the future identify defects in or experience disruptions to our services. Such issues may arise in a variety of circumstances, including from customers using our services in unanticipated ways that disrupt access for other customers; from employee, contractor or other third-party action or inaction; or from the complexity of our services, which incorporate a variety of hardware, proprietary software and third-party and open-source software. Across the industry, cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released.

We have experienced and may in the future experience defects in our, our customers', or third-party vendors' products and components, which may create vulnerabilities that inadvertently permit unauthorized access to protected customer data. We can provide no assurance that such defects or vulnerabilities will not occur in the future, have a material adverse effect on our business or subject us to substantial liability. Vulnerabilities in open-source, proprietary or third-party products and components can persist even after security patches have been issued if updates are not timely implemented or if threat actors exploit vulnerabilities before remediation is complete. In some cases, vulnerabilities may not be immediately detected, which may make it difficult to recover critical services and lead to damaged assets.

Since our customers rely on our products and services for important aspects of their operations, errors, defects, service disruptions or other performance issues have in the past adversely impacted our customers and could do so in the future. As a result, customers could elect to not renew their services, delay or withhold payment or make warranty or other claims against us. Such outcomes could reduce future sales, increase in our allowance for doubtful accounts, increase collection cycles and expose us to litigation and related expenses.

Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, as well as Internet infrastructure, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.

We rely on third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries, as well as the many different underlying networks and services that power the Internet, to deliver our products and services and operate critical business systems. We also rely on hardware purchased or leased from, software licensed from, and cloud computing platforms provided by third parties in order to offer our products and services, including database software, hardware and data from multiple vendors. Any disruption, degradation or failure of our systems, or those of the third parties on which we rely, could result in service interruptions and harm our business. We have experienced service interruptions and interruptions may occur in the future. As our reliance on these third-party systems increases, and particularly on third-party cloud computing platforms, our exposure to service interruptions and performance or quality issues may also increase. Service interruptions or other performance or quality issues may cause us to issue credits or pay penalties, cause customers to assert warranty or other claims or terminate their subscriptions, and adversely affect attrition rates and our ability to attract new customers, which could reduce revenue. Our business and reputation would also be harmed if our customers and potential customers perceive our services as unreliable.

For many of our offerings, our production environment and customer data are replicated at geographically separate facilities. Certain offerings, including those added through acquisitions, may be delivered through alternate facilities or arrangements. We do not control the operation of any of these facilities, and they may be vulnerable to damage or interruption from events outside of our control, such as natural disasters or supply chain disruptions. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, unanticipated events, problems, operational failures or other disruptions could result in prolonged service interruptions, and there can be no assurance that such interruptions would be remediated without significant cost, in a timely manner or at all.

The hardware, software, data and cloud computing platforms that we rely on, including, for example, the large language models leveraged in our AI offerings, may not continue to be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use such hardware, software, data or cloud computing platforms could significantly increase our expenses and disrupt or delay the provision of our services until equivalent technology is either developed internally or obtained from third parties and integrated into our systems. There can be no assurance that such replacement technology would be available or implemented in a timely manner or at all.

As we scale our operations, the volume and nature of data processed by our offerings continue to evolve, including as a result of the deployment of AI technologies, and our infrastructure capacity requirements, including network capacity, computing power and energy requirements, may increase as a result. Additionally, increased energy consumption, including as a result of AI adoption, climate-related events, energy market volatility, and power grid disruptions may increase the operational costs related to inputs across our value chain, including for data centers. If we experience significant strains on our data center capacity, whether due to insufficient infrastructure capacity or for other reasons outside of our control, our customers could experience performance degradation or service outages that may subject us to financial liabilities, result in customer losses, subject us to litigation and harm our reputation and business. As we add data centers and capacity and continue to move to cloud computing platform providers, we move or transfer our data and our customers' data from time to time. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our services, which may damage our business.

As we acquire companies or technologies, we may not realize the expected business or financial benefits and the acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the market value of our common stock.

As part of our business strategy, we periodically acquire complementary businesses, joint ventures, services and technologies and intellectual property rights. We continue to evaluate such opportunities and expect to make such acquisitions and other transactions and arrangements in the future, which may involve numerous risks and could create unforeseen operating difficulties and expenditures, including:

- potential failure to achieve the expected benefits on a timely basis or at all;
- potential identified or unknown security vulnerabilities in acquired products or technologies that expose us to additional cybersecurity risks, delay integration into our service offerings, or create challenges in increasing or maintaining the security standards of the acquired technologies;
- difficulty of transitioning the acquired technology onto our existing platforms;
- brand or reputational harm associated with our acquired companies;
- challenges converting the acquired company's revenue recognition policies and forecasting the related revenues, including both consumption- and subscription-based revenues and term software license revenue;
- in the case of foreign acquisitions, challenges with integrating operations across different cultures and languages and addressing the particular economic, currency, political, cybersecurity, regulatory and market risks associated with certain countries;
- operational and financial difficulties and strains on resources in integrating acquired operations, technologies, services, platforms and personnel (including cultural integration and retention of employees);
- regulatory challenges from antitrust or other regulatory authorities that may block, delay or impose conditions on the completion of transactions or the integration of acquired operations;
- challenges with maintaining the acquired company's customers, partners and third-party service providers;
- known and potential unknown liabilities associated with the acquired businesses, including due to litigation;
- difficulties in managing, or potential write-offs of, acquired assets, and potential financial and credit risks associated with acquired customers;
- negative impact to our results of operations because of the depreciation and amortization of acquired intangible assets, fixed assets and operating lease right-of-use assets;
- additional stock-based compensation issued or assumed in connection with the acquisition, including the impact on stockholder dilution and our results of operations;
- ineffective or inadequate controls, procedures and policies at the acquired company; and
- the tax effects related to integration and business operation changes, realizability of our deferred tax assets, and uncertain tax liabilities.

Any of these risks could harm our business or negatively impact our results of operations. In addition, to facilitate acquisitions, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, which may affect our ability to complete subsequent acquisitions, and which may affect the risks of owning our common stock. If we finance acquisitions by issuing equity or convertible or other debt securities or taking out loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligation related to, the incurrence of indebtedness that could affect our stock price. For example, in connection with our acquisition of Informatica, we entered into the Informatica Credit Agreements on an unsecured basis. In November 2025, the Company borrowed the full $6.0 billion available under the Informatica Credit Agreements to finance a portion of the cash consideration for the acquisition, repay existing indebtedness of Informatica and its subsidiaries, and pay related fees, costs, and expenses. For more information, see Note 9 "Debt" to the consolidated financial statements in Item 8 of Part 2.

Our ability to acquire other businesses or technologies, or integrate acquired businesses effectively, may be impaired by trade tensions and increased global scrutiny of foreign investments and acquisitions in the technology sector. Governments may continue to adopt or tighten restrictions of this nature, some of which may apply to acquisitions or integrations of businesses by us, and such restrictions or government actions could negatively impact our business and financial results.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base, including through acquisitions, which has placed a strain on our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments, including in human capital software, agentic AI and other technologies, will be required to scale our operations and increase productivity, address the needs of our customers, develop and enhance our services, expand into new geographic areas and support continued growth. These investments will increase our cost base, making it more difficult to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations.

We regularly upgrade or replace our software systems and processes. If the implementations of these new applications are delayed, or if we encounter problems with our new systems and processes or in migrating away from our existing systems and processes, our operations could be negatively impacted. For example, in the second quarter of fiscal 2026, we implemented a new enterprise resource planning system ("ERP"). Among other things, our ERP is essential to our financial planning, reporting, and compliance programs, and any unforeseen problems with our new ERP or in migrating away from previous systems and processes could harm our ability to manage our business.

Our success will depend in part upon the ability of our senior management to plan and manage our projected growth effectively. We must continue to increase the productivity of our existing employees and to hire, train and manage employees as needed. Additionally, changes in our work environment and workforce may not meet the needs and expectations of our workforce or may create operational and workplace culture challenges, which could negatively impact our ability to increase employee productivity or attract and retain our employees and could adversely affect our operations. Furthermore, new AI offerings and technologies, which are integrated into our operations, may disrupt workforce needs and could adversely affect our operations if not managed properly. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan and the value of our common stock could decline.

If our customers do not renew their subscriptions or if they reduce subscriptions at renewal, our revenue and current remaining performance obligation could decline and our business may suffer. If customer usage of consumption-based offerings is below expected levels, our revenue could decline. If we cannot accurately predict subscription renewals or upgrade rates or optimal pricing for consumption-based contracts, we may not meet our revenue targets, which may adversely affect our stock price.

Our customers have no obligation to renew their subscriptions after the expiration of their contractual subscription period, which is typically 12 to 36 months, and in the normal course of business, some customers have elected not to renew. Our customers may renew for fewer subscriptions, renew for shorter contract lengths or switch to lower cost offerings of our services. It is difficult to predict attrition rates given our varied customer base and the number of multi-year subscription contracts. Our attrition rates may increase or fluctuate as a result of various factors, including customer dissatisfaction, customers' spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changes, such as the increased prevalence of consumption-based pricing models and economic downturns.

Our future success depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and customer receptiveness to price changes related to these additional features and services. In addition, the markets and monetization strategies for certain offerings, including Agentforce and Data 360, remain relatively new and uncertain and may present additional risks and challenges.

Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.

We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels and other internal and external considerations. Such changes have in some periods resulted in, and may in the future result in, a reduction of productivity, which could negatively impact our operating results. Further, any significant change to our sales organization's compensation structure may be disruptive and negatively affect our operating results.

Sales to customers outside the United States expose us to risks inherent in international operations.

We sell our services throughout the world and are subject to risks and challenges associated with international business. The risks and challenges associated with sales to customers outside the United States or those that can affect international operations generally, include:

- regional economic and political conditions, natural disasters, acts of war, terrorism and actual or threatened public health emergencies, or other geopolitical events, including the evolving relations between the United States and China, the United States and Russia, and ongoing conflicts, such as the war in Ukraine and the regional conflict in the Middle East;
- localization of our services, including translation into foreign languages and associated expenses;
- regulatory frameworks or business practices favoring local competitors;
- pressure on the creditworthiness of sovereign nations, where we have customers and a balance of our cash, cash equivalents and marketable securities;
- foreign currency fluctuations and controls, which may make our services more expensive for international customers and could add volatility to or negatively impact our operating results;
- compliance with complex and evolving governmental laws and regulations, such as those governing AI;
- liquidity issues or political actions by sovereign nations, including nations with a controlled currency environment, could result in decreased values of these balances or potential difficulties protecting our foreign assets or satisfying local obligations;
- vetting and monitoring our third-party resellers in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;
- treatment of revenue from international sources, evolving domestic and international tax environments and changes to tax codes, including being subject to and paying withholding taxes under foreign tax laws;
- uncertainty regarding changes in trade policies, including trade wars, the threat or imposition of tariffs or other trade restrictions, as well as any retaliatory actions;
- perceptions of U.S.-based companies in the regions where we operate or plan to operate;
- perceptions of regions or governments in the regions where we operate or plan to operate, resulting in negative publicity or reputational harm;
- different pricing environments;
- difficulties in staffing and managing foreign operations;
- different or lesser protection of our intellectual property, including increased risk of theft of our proprietary technology and other intellectual property, and more prevalent cybersecurity risks, particularly in jurisdictions in which we have historically chosen not to operate; and
- longer accounts receivable payment cycles and other collection difficulties.

Any of these factors could negatively impact our business and results of operations. The above factors may also negatively impact our ability to successfully expand into emerging market countries, where we have little or no operating experience, where it can be costly and challenging to establish and maintain operations, including hiring and managing required personnel, and difficult to promote our brand, and where we may not benefit from any first-to-market advantage or otherwise succeed.

Sales to larger enterprise customers may involve more time-consuming and expensive sales cycles, pricing pressure and implementation and configuration challenges, and, for some complex transactions, delayed revenue recognition, all of which could harm our business and operating results.

We may face greater costs, longer sales cycles, greater competition and less predictability in completing some of our sales to large enterprise customers, including governmental entities and customers in regulated industries. In these market segments, the customer's decision to use our services is often an enterprise-wide decision and may require us to provide greater levels of education regarding the use and benefits of our services, as well as address other concerns, such as heightened privacy and data protection requirements.

In addition, larger enterprise customers and governmental entities often demand more configuration, integration services and features. These sales opportunities often require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting our own sales and professional services resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

Pricing and packaging strategies for enterprise and other customers for our existing and future service offerings, including for our AI offerings such as Agentforce, may not be widely accepted by new or existing customers. Our adoption of or failure to adopt, as well as the manner and time of, changes to our pricing and packaging models and strategies may harm our business.

We may lose key members of our management team or development and operations personnel, and may be unable to attract and retain employees we need to support our operations and growth.

Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our chief executive officer. We are also substantially dependent on existing development and operations personnel because of the complexity of our services and technologies. Our executive officers, key management, and development and operations personnel could terminate their employment with us at any time. Effective succession planning is important to our long-term success, and changes in our management team or the loss of one or more of our key employees or groups of employees could seriously harm our business.

The technology industry is subject to substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and technology services, as well as competition for sales executives, data scientists and development and operations personnel. We have experienced challenges with significant competition in talent recruitment and retention, particularly for engineers with experience in AI, and may not be successful in recruiting or retaining such talent. We have experienced and expect to continue to experience difficulty in hiring, developing, integrating and retaining highly skilled employees with appropriate qualifications. These difficulties may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. Additionally, our compensation arrangements and benefits may not always be successful in attracting new employees or retaining and motivating our existing personnel. If we fail to attract new personnel or fail to retain current personnel, our business and future growth prospects could be severely harmed.

We have undertaken various restructuring initiatives intended to improve operating margins and continue advancing our ongoing commitment to profitable growth, which have included a workforce reduction, select data center exits, and office space reductions within certain markets. These restructuring actions, or any similar actions taken in the future, could negatively impact our ability to attract, integrate, retain and motivate key employees.

In addition, we believe in the importance of our corporate culture, which fosters dialogue, collaboration, recognition, equality and a sense of family. As our organization has grown and expanded globally, and as our workplace plans have developed, including workforce and office space reductions related to our restructuring actions, we have experienced and may continue to experience difficulties maintaining our corporate culture globally, including managing the complexities of communicating with all employees. Any inability to maintain our corporate culture could negatively impact our ability to attract and retain employees, harm our reputation with customers or negatively impact our future growth.

Any failure in the delivery of high-quality professional and technical support services related to our online applications may adversely affect our relationships with our customers and our financial results.

Our customers sometimes require highly skilled and trained service professionals to successfully implement our applications and depend on our support organization to resolve technical issues relating to our applications. Implementation services may be performed by us, our customers, a third party, or a combination thereof. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If customers are not satisfied with the quality and timing of work or with the type of services or solutions delivered, we could incur additional costs to address the situation, the profitability of that work might be impaired, our revenue recognition could be impacted and the customer's dissatisfaction with the services received could negatively impact our ability to sell our other offerings to that customer or retain existing customers. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current or prospective customers. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services across our varying and diverse offerings. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure or perceived failure to maintain high-quality professional and technical support services could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

Strategic and Industry Risks

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for enterprise applications and platform services is highly competitive, rapidly evolving, fragmented and subject to changing technology, low barriers to entry, shifting customer needs and frequent introductions of new products and services. Many prospective customers have invested substantial personnel and financial resources to implement and integrate their current enterprise software into their businesses and therefore may be reluctant or unwilling to migrate away from their current solution to a different enterprise software service. Additionally, third-party developers may be reluctant to build application services on our platform since they have invested in other competing technology platforms.

Our current competitors include:

- vendors of packaged business software, as well as companies offering enterprise applications delivered through on-premises offerings from enterprise software application vendors and cloud computing application service providers, either individually or with others;

- AI-native companies and emerging startups that leverage generative AI and large language models as the core foundation of their architecture, offering highly specialized, autonomous, or automated solutions that may bypass traditional business process workflows or displace established user interfaces;

- software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality, as well as companies that offer solutions that are sold without a direct sales organization;

- vendors who offer software tailored to specific services, industries or market segments, as opposed to our full suite of service offerings, including suppliers of traditional business intelligence and data preparation products, integration software vendors, marketing vendors, e-commerce solutions vendors or AI software and service vendors;

- productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and

- traditional platform development environment companies and cloud computing development platform companies who may develop toolsets and products that allow customers to build new applications, including AI-augmented applications, that run on the customers' current infrastructure or as hosted services, as well as would-be customers who may develop enterprise applications for internal use.

In addition, we may face more competition as we expand our service offerings. Some of our current and potential competitors may have competitive advantages, such as greater name recognition, longer operating histories, more significant installed bases, broader geographic scope, broader suites of service offerings and larger marketing budgets, as well as substantially greater financial, technical, personnel and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. We also experience competition from smaller competitors that may be more agile in responding to customers' demands and offer more targeted and simplified solutions. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements, or provide competitive pricing, more flexible contracts or faster implementations. Additionally, as we continue to increasingly build AI into many of our offerings, we face more competition as AI technologies are increasingly integrated into the markets in which we compete. New AI offerings may disrupt our service offerings or transform workforce needs and negatively impact demand for our offerings, or our competitors may be able to incorporate AI into their offerings more efficiently or successfully than we are able to and achieve greater and faster adoption. Even if our products and services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our products and services. For all of these reasons, we may not be able to compete successfully against our competitors, which could negatively impact our future sales and harm our business.

Our efforts to expand our service offerings and to develop and integrate our existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

Our efforts to expand our current service offerings may not succeed and may reduce our revenue growth rate. In addition, the markets and monetization strategies for certain offerings, including Agentforce and Data 360, remain relatively new and uncertain and our expansion into such offerings, and related investments, may present additional risks and challenges. For example, we offer certain products, including Agentforce and Data 360, through a consumption-based business model and may increase the number of products through which we do so. We have limited experience with determining optimal pricing for our consumption-based contracts and may have lower levels of customer consumption of our products than we expect which may result in suboptimal pricing. Further, the introduction of future platform changes and upgrades may not result in long term revenue growth.

If we are unable to develop enhancements to, and new features for, our existing or new services that keep pace with rapid technological developments, our business could be harmed. The success of enhancements, new features and services depends on several factors, including its timely completion and introduction and market acceptance, as well as our ability to integrate all our product and service offerings and develop adequate selling capabilities in new markets. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if the additional costs are not offset by additional revenues. In addition, because our services are designed to operate over various network technologies and on a variety of mobile devices, operating systems and computer hardware and software platforms, we need to continuously modify and enhance our services to keep pace with changes in these technologies, as well as continue to maintain and support our services on legacy systems. We may not be successful in developing these modifications and enhancements or in bringing them to market timely.

Additionally, if we fail to timely anticipate or identify significant technology trends and developments, or if we do not devote appropriate resources to adapting to such trends and developments, our business could be harmed. Uncertainties about the timing and nature of new network platforms or technologies, modifications to existing platforms or technologies, including text messaging capabilities within these platforms, or changes in customer usage patterns thereof could increase our research and development or service delivery expenses or lead to our increased reliance on certain vendors. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Our continued success depends on our ability to maintain and enhance our brands.

We believe that the brand identities we have developed, including associations with trust, customer success, innovation, equality and sustainability have significantly contributed to the success of our business. Maintaining and enhancing the Salesforce brand and our other brands is critical to expanding our base of customers, partners and employees. Our brand strength depends largely on our ability to remain a technology leader and provide high-quality innovative products, services and features in a secure, reliable manner that enhances our customers' success even as we scale and expand our services. In order to maintain and enhance the strength of our brands, we have made and may in the future make substantial investments to expand or improve our product offerings and services, including our investments in data and AI technologies, or we may enter new markets that may be accompanied by initial complications or ultimately prove to be unsuccessful.

Further, entry into markets with weaker protection of brands or changes in the legal systems in countries we operate may impact our ability to protect our brands. If we fail to maintain, enhance or protect our brands, or if we incur excessive expenses in our efforts to do so, our business, operating results and financial condition may be materially and adversely affected.

We are subject to risks associated with our strategic investments, including partial or complete loss of invested capital. Significant changes in the fair value of this portfolio could negatively impact our financial results.

We manage a portfolio of strategic investments in both privately held and publicly traded companies focused primarily on enterprise cloud companies, technology startups and system integrators. While we invest in companies that we believe are digitally transforming their industries, advancing responsible generative AI, improving customer experiences, helping us expand our solution ecosystem or supporting other corporate initiatives, we may still experience unforeseen reputational harm associated with our investments. Our investments range from early- to late-stage companies, including investments made concurrent with a company's initial public offering. Investments in early-stage companies are inherently speculative, as these companies may not yet be revenue-generating and could still be in the process of developing their products and services at the time of our investment. The financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation to the cost of our initial investment. Our investments may face challenges from regulatory authorities potentially resulting in unexpected costs, delays, or unfavorable conditions imposed on transactions involving our investment portfolio. In certain cases, our ability to sell these investments may be impacted by contractual obligations to hold the securities for a set period of time after a public offering. All of our investments are subject to a risk of partial or total loss of invested capital.

We are exposed to volatility in our operating results due to changes in market prices, observable price changes and impairments of our strategic investments. The measurement of our non-marketable equity securities at fair value is inherently subjective and requires management judgment and estimation. The resulting gains or losses could be material depending on market conditions and events, particularly in periods with economic uncertainty, inflation, geopolitical conflict, volatile public equity markets or unsettled global market conditions.

If third-party developers and vendors do not continue to embrace our technology delivery model and enterprise cloud computing services, or if our customers seek warranties from us for third-party applications, integrations, data and content, our business could be harmed.

Our success depends on the willingness of a growing community of third-party developers and vendors to build applications and provide integrations, data and content that are complementary to our services. Without the continued development of these applications and provision of such integrations, data and content, both current and potential customers may not find our services sufficiently attractive, which could impact future sales. In addition, for those customers who authorize a third-party technology partner to access their data, we do not provide any warranty related to the functionality, security or integrity of the data access, transmission or processing. Despite contract provisions to protect us, customers may look to us to support and provide warranties for the third-party applications, integrations, data and content, even though not developed or sold by us, which may expose us to potential claims, liabilities and obligations, all of which could harm our reputation and our business.

Social, ethical, and regulatory issues, including the development, deployment, use or capabilities of AI in our offerings, may result in reputational harm, legal liability and increased compliance costs.

Policies we adopt or choose not to adopt, on social and ethical issues, particularly regarding the development, deployment or use of our products, may be viewed as controversial by employees, customers, potential customers, or regulators who have varied, evolving and oftentimes conflicting expectations. These perceptions have in the past, and may in the future, impact our ability to attract or retain employees and customers and may result in negative publicity or reputational harm. Our decisions about whether to conduct business with potential customers, or whether to continue or expand relationships with existing customers, may also impact our stakeholder relationships and reputation. Actions taken by our customers or employees, including through the use or misuse of our products or technologies for unlawful activities, improper information sharing or other harmful purposes, may result in reputational harm, regulatory scrutiny or legal liability. Regulatory frameworks such as the EU Digital Services Act ("DSA"), the EU AI Act and other rapidly evolving and sometimes conflicting global laws and regulations related to AI, privacy and consumer protection could increase compliance costs, restrict features or data flows, delay launches and expose us to penalties or litigation.

We are increasingly building AI into many of our offerings, including generative and agentic AI. As with many technical innovations, AI offerings, such as Agentforce, and our Agentforce 360 Platform present additional risks and challenges that could affect customer adoption and therefore our business. For example, the development and deployment of AI offerings, including those involving information regarding our customers' customers, raise emerging ethical, legal and operational considerations. If we enable or offer solutions that draw controversy due to their perceived or actual impact on human rights, privacy, employment or other social concerns, we may experience new or heightened governmental or regulatory scrutiny, investigations, enforcement actions, fines or penalties and reputational or competitive harm.

As we develop and deploy AI applications in our products and services, including in customer-facing contexts, the speed, scale and complexity of related data processing may increase. AI applications may be targeted or misused, or may perform in ways that are inaccurate, biased, unreliable or otherwise harmful, or that implicate personal or proprietary data in ways that may be difficult to anticipate, detect or control. Such issues could result in regulatory scrutiny, litigation, contractual disputes, loss of customer trust or reputational harm.

Inadequate or ineffective AI development, testing, deployment, content labeling, governance, monitoring or oversight, whether by us or others, could result in our AI applications not operating as intended or with reduced functionality, reduced acceptance of our products and services or diminished confidence in the decisions, predictions, analysis or other content that our AI applications produce. Such risks may be heightened as AI applications are integrated into a broader range of our products and services. This could subject us to regulatory scrutiny, competitive harm, legal liability and reputational damage.

We may rely in part on third-party models, datasets, cloud infrastructure or other technologies in developing or offering certain AI applications. Our reliance on such third parties exposes us to risks relating to performance, availability, security vulnerabilities, intellectual property claims, licensing restrictions, cost increases or changes in terms of service. If a third-party provider modifies, suspends or terminates access to its models, data or infrastructure, or if such technologies fail to perform as expected, our ability to offer, scale or support certain AI applications may be adversely affected, and we may incur additional costs to mitigate such impacts.

The rapid evolution of AI technologies and related regulatory requirements will require the allocation of significant resources to develop, test, monitor and maintain our products and services in order to comply with applicable laws and regulations and to address concerns relating to accuracy, bias, transparency, explainability, security and data provenance. Uncertainty surrounding new and emerging AI applications, including generative AI content creation and AI agents, may require additional investment in compliance programs, governance frameworks, licensing arrangements, documentation, auditing and risk mitigation processes, which may be complex, costly and could impact our profit margins. Moreover, expansion of our AI capabilities to content generation, including through Agentforce and other generative AI offerings, introduces additional risks and responsibilities.

AI technologies may produce content that is inaccurate, misleading, biased, offensive or unsafe, and may implicate privacy, security or intellectual property rights, including through the generation of copyrighted or other protected material. If our customers or others rely on such content to their detriment, or if regulators or rights holders assert claims relating to AI-generated content, we may be exposed to litigation, regulatory investigations, enforcement actions, indemnification obligations, monetary penalties or other liabilities, or reputational harm. Developing, testing and deploying AI technologies may also increase the cost profile of our offerings due to the computing costs required. If we are unable to effectively mitigate these risks, or if our mitigation efforts result in excessive costs, our reputation, business, operating results and financial condition may be adversely affected.

The evolving landscape related to environmental, social and governance matters may expose us to risks that could adversely affect our reputation and performance.

Equality and sustainability are core values of the Company. In furtherance of these values, we have in the past and may in the future establish and disclose quantitative and qualitative statements related to equality and sustainability matters, which are subject to numerous risks and dependencies. The proliferation of regulations and guidance addressing climate, human capital and other topics at the regional, state and national levels has required and may continue to require significant effort and resources, and our practices, processes and controls may not ensure compliance with evolving standards. Further, various regulations or guidance may conflict with each other, making universal compliance challenging as a multinational company, and our status as a government contractor in various jurisdictions, including but not limited to the U.S. where we are headquartered, may also result in greater exposure or differentiated obligations or requirements with which we would seek to comply. The standards and frameworks for tracking and reporting on these matters continue to evolve, and our use, interpretation or application of such frameworks and standards may change from time to time or differ from those of other companies, which may result in a lack of consistent or meaningful comparative data from period to period or between Salesforce and other companies. In addition, our practices and disclosures may not satisfy, appropriately respond to the concerns of or be supported by all investors, customers, partners, regulators, enforcement authorities or other stakeholders, whose expectations and requirements are evolving, varied, and oftentimes conflicting. Any violation of, non-compliance with or failure to meet such expectations or requirements, or negative publicity related to our practices or disclosures, could result in harm to our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquiror or service provider, could expose us to increased scrutiny or to regulatory or enforcement actions or litigation, and could cause us to incur increased costs to address or defend against such actions.

Legal and Regulatory Risks

Privacy concerns and laws as well as evolving regulation of cloud computing, AI services, cross-border data transfers and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business.

Regulation related to the provision of services over the Internet continues to evolve, as federal, state and foreign governments adopt new, or modify existing, laws and regulations addressing data privacy, cybersecurity, data protection, data sovereignty and the collection, storage, hosting, transfer, use and other processing of data. The volume, complexity and scope of these regulatory requirements may continue to increase, including in response to heightened geopolitical tensions. In some cases, data privacy laws and regulations, such as the EU's General Data Protection Regulation ("GDPR"), impose obligations directly on us as both a data controller and a data processor, as well as on many of our customers. In addition, domestic data privacy laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act ("CCPA"), and similar laws that have passed, gone into effect or are being considered in numerous other U.S. states, impose obligations on us and many of our customers, potentially as both a covered business and service provider.

These laws continue to evolve and expand, including through the adoption of new comprehensive data protection regimes such as India's Digital Personal Data Protection Act 2023, and through the introduction of additional implementing rules and regulations in various jurisdictions. As a result, we and our customers may become subject to additional regulatory burdens. New EU laws, including the DSA, the Data Act and the AI Act, have also been adopted and, depending on how they are implemented, interpreted and enforced, may impose additional rules, restrictions or compliance requirements on the development, deployment or use of our products and services, including AI-enabled features.

Historically, certain legal frameworks have provided safe harbors to companies that host or transmit content provided by others, including limitations on liability for monetary damages arising from copyright infringement or defamation based on customer-provided content. There is increasing legislative, regulatory and judicial scrutiny of these safe harbors, and ongoing legal efforts to repeal, narrow or limit these protections that were previously available to us. The loss or further erosion of these protections may require us to alter, limit or discontinue certain of our services, or may impose additional contractual terms on customers to mitigate potential liability for customer misconduct.

Compliance with these laws and regulations may require us to make changes to our practices, products or services to enable us or our customers to meet applicable legal requirements, and may increase our potential liability exposure through new or higher potential penalties, fines, investigations or litigation, including in connection with data breaches. Privacy and data protection laws and regulations are also subject to differing interpretations and may be inconsistent or conflicting across jurisdictions. These factors have increased scrutiny from customers, particularly those in the public sector and highly regulated industries and may be perceived differently from customer to customer. In addition, we may be subject to increased liability exposure or regulatory scrutiny related to the use of certain technologies associated with the collection, management or processing of data, including the use of cookies and similar technologies. These developments could reduce demand for our services, require us to take on more onerous contractual obligations, restrict our ability to store, transfer and otherwise process data or, in some cases, limit our or our customers' ability to offer our services in certain locations, deploy our solutions, reach current or prospective customers, or derive insights from customer data on a global basis. For example, statutory damages available through a private right of action for certain data breaches under the CCPA may increase our and our customers' potential liability exposure and the demands customers place on us.

In July 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. Privacy Shield Framework, one of the mechanisms that previously permitted transfers of personal data from the European Economic Area ("EEA") to the United States. Even though the CJEU decision upheld the use of Standard Contractual Clauses ("SCCs") as a lawful transfer mechanism, the decision created ongoing uncertainty regarding EU-to-U.S. data transfers. While the EU and U.S. governments have since adopted the EU-U.S. Data Privacy Framework to facilitate such transfers and address the concerns raised by the CJEU, it remains uncertain whether this framework will withstand future legal challenges. As a result, regulators may continue to interpret the CJEU's decision and the reasoning underlying it as significantly restricting certain cross-border data transfers increasing the cost and complexity of providing our services in certain markets. Certain countries outside of the EEA have enacted or are considering enacting laws that require varying degrees of local data residency or localization. Additionally, recent governmental actions and geopolitical developments have increased the perceived risk that our services, particularly in the EU, could be disrupted, suspended or terminated.

The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from our commitments to customers and our customers' customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation or slow the pace at which we close sales transactions particularly where customers request specific warranties or broad indemnities for noncompliance with privacy laws, any of which could harm our business.

In addition to government activity, privacy advocates and industry groups have established or may establish new self-regulatory standards or voluntary certification requirements that customers may expect us to meet. If we are unable to maintain required certifications or comply with such standards, our ability to provide our services to certain customers could be adversely affected. We have also observed increased private enforcement of data protection obligations, including through private actions for alleged noncompliance, which could result in litigation, harm to our business, reputational harm or liability. For example, in 2020 we were named as a defendant in a legal proceeding brought by a Dutch privacy advocacy group (the Privacy Collective) on behalf of certain Dutch citizens alleging violations of the GDPR and Dutch Telecommunications Act. Although the claims were initially dismissed, that decision was later reversed on appeal, and that matter remains pending before the Dutch Supreme Court. Although we believe we have strong defenses in these or similar matters, current or future claims of this nature could cause reputational harm or liability. In addition, a shift in consumers' data privacy expectations or other social, economic or political developments could impact regulatory enforcement priorities, require our cooperation with regulators and increase the cost of compliance with applicable privacy regulations.

Furthermore, the uncertain and evolving regulatory environment and broader trust climate may heighten concerns regarding data privacy, cybersecurity, and artificial intelligence, particularly where advanced analytics or automated functionality is involved, which could cause our customers or their end users to limit the data they provide or their use of our products and services. Even the perception that personal data is not adequately protected or that our products or services do not comply with applicable regulatory requirements could inhibit sales, reduce adoption of our offerings or otherwise adversely affect our business.

Industry-specific regulations and other requirements and standards are evolving and industry-specific laws, regulations, interpretive positions or standards could harm our business.

Our customers and potential customers conduct business in a variety of industries, including financial services, the public sector, healthcare and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing, AI services and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers' use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business and results. Any inability in the future to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers may harm our business and adversely affect our results.

Further, in some cases, industry-specific, regionally-specific or product-specific laws, regulations or interpretive positions may impact our ability, as well as the ability of our customers, partners and data providers, to collect, augment, analyze, use, transfer and share personal and other information that is integral to certain services we provide. The interpretation of many of these statutes, regulations and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. This impact may be particularly acute in countries that have passed or are considering passing legislation that requires data to remain localized "in country," as this may impose financial costs on companies required to store data in jurisdictions not of their choosing and to use nonstandard operational processes that add complexity and are difficult and costly to integrate with global processes. This is also true with respect to the global proliferation of laws regulating the financial services industry, including its use of cloud services. In Europe, the Digital Operational Resilience Act ("DORA") aims to ensure the resilience of the EU financial sectors, including through mandatory risk management, incident reporting, resilience testing and third-party outsourcing restrictions. The UK has implemented similar legislation and other countries may follow.

Further, jurisdictions are increasingly applying existing data privacy, consumer protection and other laws to AI, including emerging AI technologies such as generative AI, and are also enacting, or considering enacting, AI-specific legal frameworks, such as the EU AI Act, and the Utah Artificial Intelligence Policy Act, the Colorado Artificial Intelligence Act and the draft CCPA regulations on automated decision-making technology. As these laws and regulations are implemented, interpreted and enforced, they may impose additional compliance obligations or restrictions on our products, services or business practices. Any failure, or perceived failure, by us to comply with applicable AI-related legal requirements could have an adverse impact on our business.

There are also various statutes, regulations and regulatory rulings governing direct email marketing and text messaging, including the Telephone Consumer Protection Act ("TCPA") and related Federal Communication Commission orders, which impose significant restrictions on the use of telephone calls and text messages to mobile telephone numbers without prior consent. We have been, and may in the future be, subject to class action and individual lawsuits alleging that one of our businesses or customers violated the TCPA or similar communications-based laws. A determination that we or our customers failed to comply with such requirements could expose us to significant statutory damages or other liabilities that could, individually or in the aggregate, materially harm our business. In addition, many jurisdictions across the world are considering, or have begun implementing, changes to antitrust and competition laws, regulations or interpretative positions intended to enhance competition in digital markets or address practices perceived to be anticompetitive. These developments may result in new or expanded legal or regulatory obligations that require changes to our business practices, increased compliance costs, or other measures that could adversely affect our business and operating results.

We have been and may in the future be sued by third parties for various claims, including alleged infringement of proprietary rights.

We are involved in various legal matters arising from the normal course of business activities. These include claims, suits, government investigations and other proceedings involving alleged infringement of third-party patents and other intellectual property rights, as well as commercial, corporate and securities, labor and employment, class actions, wage and hour, antitrust, data privacy, cybersecurity and other matters.

The software and Internet industries are characterized by the existence of many patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past and may receive in the future communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights. We have also been, and may in the future be, sued by third parties for alleged infringement of their claimed proprietary rights. Our technologies may be subject to injunction if they are found to infringe the rights of a third party or we may be required to pay damages, or both. Further, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

In addition, we have in the past been, and may in the future be, sued by third parties who seek to target us for actions taken by our customers, including through the use or misuse of our products. For example, we have been subject to allegations in legal proceedings that we should be liable for the use of certain of our products by third parties. Although we believe we have a strong defense for these claims, such claims could cause reputational harm to our brand or result in liability. Regardless of outcome, these types of claims could cause reputational harm to our brand or result in liability.

Our exposure to risks associated with various claims may be increased as a result of acquisitions of other companies. For example, we are subject to ongoing securities class action litigation and related stockholder derivative claims brought against Slack that remain outstanding, and as to which we may ultimately be subject to liability or settlement costs. Additionally, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to acquired companies or technologies. In addition, third parties have made claims in connection with our acquisitions and may do so in the future, and they may also make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims or lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices, pay monetary damages or enter into short- or long-term royalty or licensing agreements.

Any adverse determination or settlement could prevent us from offering our services to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our current or future operating results, including our results of operations or cash flows in a particular period.

Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, affecting our brand, causing us to incur significant expenses and harming our business. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have many U.S. patents and pending U.S. and international patent applications, we may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Similar uncertainty applies to our U.S. and international trademark registrations and applications. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain, and we also may face proposals to change the scope of protection for some intellectual property rights in the U.S. and elsewhere. Additionally, the intellectual property ownership and license rights, including copyright, surrounding AI technologies, which we are increasingly building into our product offerings, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and some U.S. governmental entities and courts have expressed the view that U.S. copyright and patent protection should be limited to protecting inventions and works of authorship created by humans. If this position becomes widely accepted, intellectual property ownership and license rights, including copyright, may be limited, or not available at all, for inventions or works developed in part or wholly by AI technologies. Furthermore, the use or adoption of AI technologies in our products and services may expose us to copyright infringement or other intellectual property misappropriation claims related to AI training or output. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available and legal changes and uncertainty in various countries' intellectual property regimes may result in making conduct that we believe is lawful to be deemed violative of others' rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Also, our involvement in standard-setting activity, our contribution to open source projects, various competition law regimes or the need to obtain licenses from others may require us to license our intellectual property in certain circumstances. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property.

We may be required to spend significant resources and expense to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. If we fail to protect our intellectual property rights, it could impact our ability to protect our technology and brand. Furthermore, any litigation, whether or not it is resolved in our favor, could result in significant expense to us, cause us to divert time and resources from our core business, and harm our business.

We may be subject to risks related to government contracts and related procurement regulations.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could adversely affect our business and operating results. Contracting with federal, state, local and foreign governments or state-owned entities subjects us to various procurement regulations and other requirements relating to these contracts' formation, administration and performance, and how we engage with government officials. Government contracts may also at times be modified or terminated for convenience. We are from time to time subject to audits, inquiries and investigations relating to our government contracts, which may result in adverse perceptions of our business, reductions in utilization of our services or termination of our contracts without cause and at any time. Additionally, any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines and suspension or debarment from future government business, as well as reputational harm. Additionally, our relationships with certain government entities may result in negative publicity or reputational harm. Furthermore, pressures on and uncertainty regarding the U.S. federal government's budget and potential changes in budgetary priorities could adversely affect the funding for and purchases of our services by government organizations. The occurrence of any of the foregoing could adversely impact our future sales, costs of doing business and operating results.

We may be subject to risks from governmental sanctions and export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our solutions are subject to trade control laws and regulations where we conduct our business activities, including the U.S. Commerce Department's Export Administration Regulations, U.S. customs regulations, U.S. supply chain regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. If we fail to comply with applicable trade control laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of trade privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining necessary authorizations, including any required licenses, may be time-consuming, requires expenditure of corporate resources, is not guaranteed, and may result in the delay or loss of sales opportunities or the ability to realize value from certain acquisitions or engagements. Acquisitions may also subject us to successor liability and other integration compliance risks. Furthermore, export control and economic sanctions laws and regulations may prohibit or limit the transfer of certain products and services to embargoed or sanctioned countries, governments and parties. We can provide no assurance that any of the precautions we take to prevent our solutions from being provisioned or provided to sanctions targets in violation of applicable regulations will be effective, and, accordingly, our solutions could be provisioned or provided to those targets, including by our resellers or other third parties, which could have negative consequences for our business, including government investigations, penalties and reputational harm. Changes in our solutions or trade control laws and regulations may create delays in the introduction, sale and deployment of our solutions in international markets or prevent the export or import of our solutions to certain countries, governments or persons altogether. Any decreased use of our solutions or limitation on our ability to export or sell our solutions may adversely affect our business, financial condition and results of operations. Sanctions and export and import control regulations in the United States and other countries are subject to change and uncertainty, including as a result of tariff policy changes, rapidly evolving technology, increased government regulation of AI and cloud service solutions, and geopolitical developments such as events affecting relations between the United States and China, multi-jurisdictional sanctions on Russia, the war in Ukraine and regional conflict in the Middle East. Regulators in the United States and elsewhere have signaled an increased emphasis on sanctions and export control enforcement, including efforts to combat diversion of services to sanctioned countries and parties, several recent high-profile enforcement actions and increased pressure for companies to self-disclose potential violations.

Financial Risks

Because we generally recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription and support agreements, which are typically 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription and support agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter but will negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and changes in our attrition rate, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription and support term.

If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our business could be harmed and our stock price could decline.

Due to the unpredictability of future general economic and financial market conditions, we may not be able to realize our projected revenue growth plans. We plan our expense and investment levels based on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending appropriately if the addition of new subscriptions or the renewals of existing subscriptions fall short of our expectations, and unanticipated events may cause us to incur expenses beyond what we anticipated. A portion of our expenses may also be fixed in nature for some minimum amount of time, such as with costs capitalized to obtain revenue contracts, data center and infrastructure service contracts or office leases, so it may not be possible to reduce costs in a timely manner, or at all, without the payment of fees to exit certain obligations early. Additionally, if sales through indirect channels or for consumption-based product offerings increase, this may lead to greater difficulty in forecasting revenue and anticipated rate of growth. As a result, our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis and revenue growth rates may not be sustainable and may decline in the future. If we are not able to provide continued operating margin expansion, our business could be harmed and our stock price could decline.

Unanticipated changes in our effective tax rate and additional tax liabilities and global tax developments may impact our financial results.

We are subject to income taxes in the United States and various other jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in our earnings and losses in countries with differing statutory tax rates, changes in operations, changes in non-deductible expenses, changes in the tax effects of stock-based compensation expense, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions and changes in accounting principles and tax laws. Any changes, ambiguity or uncertainty in taxing jurisdictions' administrative interpretations, decisions, policies and positions could also materially impact our income tax liabilities. For example, as a result of the One Big Beautiful Bill Act ("OBBBA"), we could be subject to Corporate Alternative Minimum Tax ("CAMT"). While certain changes brought forth by the OBBBA, notably, the immediate deduction of domestic research and development expenditures favorably impact our cash flows from operating activities, our tax provision may be adversely impacted to the extent additional clarification or interpretive guidance related to the OBBBA is released, or if there are changes to our valuation allowance assessment related to CAMT.

We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, local or international tax laws, changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, or changes to our business operations, including as a result of acquisitions. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.

We are also subject to tax examinations or engaged in alternative resolutions in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results or financial position.

As our business continues to grow, increasing our brand recognition and profitability, we may be subject to increased scrutiny and corresponding tax disputes, which may impact our cash flows and financial results. Furthermore, our growing prominence may bring public attention to our tax profile, and if perceived negatively, may cause brand or reputational harm.

Global tax developments may have a material impact to our business, cash flows, or financial results. For example, heightened interest in multinationals participating in the digital economy led many countries to adopt Pillar Two, a 15% corporate minimum tax proposed by the Organization for Economic Cooperation and Development ("OECD"). In January 2026, the OECD introduced new guidance including a "side-by-side safe harbor" which, if elected, exempts U.S. parented groups from certain provisions of Pillar Two. However, the election does not relieve foreign subsidiaries from certain jurisdiction specific minimum taxes. The guidance will need to be incorporated into local tax legislation to be effective.

We are exposed to fluctuations in currency exchange rates that have in the past and could in the future negatively impact our financial results and cash flows from changes in the value of the U.S. Dollar versus local currencies.

We primarily conduct our business in the following regions: the Americas, Europe and Asia Pacific. The expanding global scope of our business exposes us to risk of fluctuations in foreign currency markets, including in emerging markets. This exposure is the result of selling in multiple currencies, growth in our international investments, additional headcount in foreign locations, and operating in countries where the functional currency is the local currency. Specifically, our results of operations and cash flows are subject to currency fluctuations primarily in Euro, British Pound Sterling, Japanese Yen, Canadian Dollar, Australian Dollar, Brazilian Real and Indian Rupee against the U.S. Dollar. These exposures may change over time as business practices evolve, economic and political conditions change and evolving tax regulations come into effect. The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given fiscal period. Furthermore, fluctuations in foreign currency exchange rates, combined with the seasonality of our business, could affect our ability to accurately predict our future results and earnings.

Additionally, global events as well as geopolitical developments, including the war in Ukraine and regional conflict in the Middle East, fluctuating commodity prices, uncertainty regarding changes in trade policy and inflation, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which has and could in the future amplify the volatility of currency fluctuations. Although we attempt to mitigate some of this volatility and related risks through foreign currency hedging, our hedging activities are limited in scope and may not effectively offset the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates, which could adversely impact our financial condition or results of operations.

Our debt service obligations, lease commitments and other contractual obligations may adversely affect our financial condition, results of operations and cash flows.

As of January 31, 2026, we had a substantial level of outstanding debt, including our Senior Notes. We are also party to the Revolving Loan Credit Agreement, which provides for our $5.0 billion Credit Facility, as well as the Informatica Credit Agreements. Although there were no outstanding borrowings under the Credit Facility as of January 31, 2026, we may use the proceeds of future borrowings under the Credit Facility for general corporate purposes. In November 2025, we borrowed the full $6.0 billion available under the Informatica Credit Agreements to finance a portion of the cash consideration for our acquisition of Informatica, repay existing indebtedness of Informatica and its subsidiaries, and pay related fees, costs, and expenses.

In addition to the outstanding and potential debt obligations above, we have also recorded substantial liabilities associated with noncancellable future payments on our long-term lease agreements. We also have significant other contractual commitments, including leases that have not yet commenced and commitments with infrastructure service providers, which are not reflected on our consolidated balance sheets.

Maintenance of our indebtedness and contractual commitments and any additional issuances of indebtedness could:

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;
- cause us to dedicate a substantial portion of our cash flows from operations toward debt service obligations and principal repayments; and
- make us more vulnerable to downturns in our business, our industry or the economy in general.

Our ability to meet our expense and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulations. Further, our operations may not generate sufficient cash to enable us to service our debt or contractual obligations resulting from our leases. If we fail to make a payment on our debt, we could be in default on such debt. If we are at any time unable to generate sufficient cash flows from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we would be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us. Any new or refinanced debt may be subject to substantially higher interest rates, which could adversely affect our financial condition and impact our business.

In addition, adverse changes by any rating agency to our credit ratings may negatively impact our reputation, the value and liquidity of both our debt and equity securities, as well as the potential costs associated with a refinancing of our debt. Downgrades in our credit ratings could also affect the terms of any such refinancing or future financing or restrict our ability to obtain additional financing in the future.

The indentures governing our Senior Notes and the Revolving Loan Credit Agreement impose restrictions on us and require us to maintain compliance with specified covenants. Our ability to comply with these covenants may be affected by events beyond our control. A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of all of our debt and borrowings. Any required repayment of our debt as a result of a fundamental change or other acceleration would lower our current cash on our balance sheet such that we would not have those funds available for use in our business.

Lease accounting guidance requires that we record a liability for operating lease activity on our consolidated balance sheet, which increases both our assets and liabilities and therefore may impact our ability to obtain the necessary financing from financial institutions at commercially viable rates or at all. Our lease terms may include options to extend or terminate the lease. Periods beyond the noncancellable term of the lease are included in the measurement of the lease liability and associated asset only when it is reasonably certain that we will exercise the associated extension option or waive the termination option. We reassess the lease term if and when a significant event or change in circumstances occurs within our control. The potential impact of these options to extend could be material to our financial position and financial results.

Risks Related to Owning Our Common Stock

Our quarterly results are likely to fluctuate, which may cause the value of our common stock to decline substantially.

Our quarterly results have fluctuated, and are likely to fluctuate in the future, as a result of a number of known and unknown factors, including: the factors described in this Item 1, Part 1A of this Annual Report; the cyclical nature and seasonality of our sales cycle and our customers' businesses, especially our Commerce service offering customers; the global economic impact of geopolitical events, including ongoing conflicts and uncertainty about the interest rate environment; the timing of contract execution and term software license sales; the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business; the timing of commission, bonus and other compensation payments to employees; expenses related to our real estate or changes in the nature or extent of our use of existing real estate, including our office leases and data centers; expenses related to significant, unusual or discrete events, which are recorded in the period in which the events occur, including litigation or other dispute-related settlement payments; and equity or debt issuances, including as consideration in or in conjunction with acquisitions. In addition, our fiscal fourth quarter has historically been our strongest quarter for new business and renewals, and the year-over-year compounding effect of this seasonality in billing patterns and overall new business and renewal activity causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year. As a result, our fiscal first quarter has typically been our largest collections and operating cash flow quarter. Many of these factors are outside of our control, and the occurrence of one or more of them might negatively and materially impact our operating results.

Our stock price is likely to be volatile and could subject us to litigation.

The stock market in general, and the market for technology companies in particular, has historically been highly volatile. Accordingly, our stock price has been and is likely to continue to be subject to wide fluctuations. Our stock price could be affected by many factors, some of which are beyond our control, including: the factors described in this Item 1, Part 1A of this Annual Report; announcements or rumors by us or our competitors regarding technological innovations, new services or service enhancements, strategic alliances, mergers, other strategic acquisitions or significant agreements, customer additions, customer cancellations or delays in customer purchases; investor sentiment regarding AI-related business models, our competitors, and our industry in general; variations in our financial results and how those results compare to analyst expectations; changes to guidance or long-range targets, in the estimates of our operating results or in recommendations by securities analysts that follow our stock; variations in investors' or analysts' valuation metrics and modeling for our business; the issuance of, changes to, or our ability to meet or exceed, our forward-looking guidance and long-range targets, estimates or recommendations by analysts, or expectations of investors, analysts or others; the coverage of our business in the press, social media, and analyst community; the economy as a whole, geopolitical conditions, including global trade and health concerns, market conditions in our and our customers' industries, and financial institution instability; trading activity by our stockholders, including institutional or activist investors; changes in the amounts and frequency of share repurchases or dividends; issuance of equity, debt or other convertible securities; changes to our credit ratings; and issues impacting our brand and reputation.

Some companies that have experienced volatility in their stock price have been the subject of securities class action litigation, such as the securities litigation brought against Slack before our acquisition. Such litigation, whether against us or an acquired subsidiary, could result in substantial costs and a diversion of management's attention and resources and any liability resulting from or the settlement of such litigation could result in material adverse impacts to our operating cash flows or results of operations for a given period.

Provisions in our governing documents and Delaware law might discourage, delay or prevent a change of control of the Company or changes in our management and, therefore, depress our stock price.

Our certificate of incorporation and bylaws contain provisions that could depress our stock price by acting to discourage, delay or prevent a change in control of the Company or changes in our management that our stockholders may deem advantageous. These provisions among other things:

- permit the Board to establish the number of directors;
- authorize the issuance of "blank check" preferred stock that our board could use to implement a stockholder rights plan (also known as a "poison pill");
- prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a stockholder meeting;
- permit the Board to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

There can be no assurance that we will continue to declare cash dividends in any particular amounts, or at all.

Whether we continue to pay cash dividends, as well as the rate at which we pay cash dividends, in the future is subject to continued capital availability, general economic and market conditions, applicable laws and agreements and our Board continuing to determine that the declaration of dividends is in the best interests of the Company and its stockholders. The declaration and payment of any dividend may be discontinued at any time and dividend amounts may be reduced at any time. A discontinuation of or reduction in our dividend payments could have a negative effect on our stock price.

General Risks

Volatile and significantly weakened global economic conditions have in the past and may in the future adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced significant economic and market downturns in the past, and are likely to experience additional cyclical downturns from time to time in which economic activity is impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, inflation, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can be difficult to predict. In addition, geopolitical and domestic political developments, such as uncertainty regarding changes in trade policy, including the threat or imposition of tariffs or other trade restrictions and related retaliatory actions, as well as other events beyond our control, such as war in Ukraine and the regional conflict in the Middle East, have increased and may continue to increase levels of political and economic unpredictability globally and the volatility of global financial markets. Moreover, these conditions have affected and may continue to affect the rate of IT spending; could adversely affect our customers' ability or willingness to attend our events or to purchase our enterprise cloud computing services; have delayed and may delay customer purchasing decisions; and have reduced and may in the future reduce the value and duration of customer subscription contracts or cause our customers to seek to modify their existing subscription contracts. All of these risks and conditions could materially adversely affect our future sales, attrition rates and operating results.

Geopolitical crises, natural disasters and other catastrophic events beyond our control have in the past and may in the future materially adversely affect us.

Geopolitical crises, natural disasters or other catastrophic events have in the past and may in the future cause damage or disruption to our people, operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations, as well as the business operations of our customers and third-party providers or suppliers that we rely on, are subject to interruption by geopolitical crises, natural disasters, fire, power or water shutoffs or shortages, telecommunications failures, terrorist attacks, acts of violence, political and/or civil unrest, acts of war or other military actions, actual or threatened public health emergencies and other events beyond our control. For example, the occurrence of regional conflicts, epidemics or a global pandemic have in the past and may in the future materially affect how we and our customers operate our businesses, as well as our operating results and cash flows. Although we maintain crisis management and disaster response plans, if such catastrophic events occur it could make it difficult or impossible for us to deliver our services to our customers or negatively impact demand for our services, which could materially and adversely affect our financial condition and operating results.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change by establishing appropriate environmental programs and partnering with organizations who are focused on mitigating their own climate-related risks, there are inherent climate-related risks where our business is conducted. In particular, increased energy consumption, including as a result of AI-related growth, climate-related events, energy market volatility, and power grid disruptions, may increase the operational costs related to inputs across our value chain, including for data centers. Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our offices globally are projected to continue to experience climate-related events at increased frequency, including drought, water scarcity, heat waves, cold waves, flooding, wildfires and resultant air quality impacts and power shutoffs. These events in turn have impacts on inflation risks, the cost and availability of insurance, food security, water security (including for water availability for data center cooling), energy security and on our employees' health, productivity and well-being. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the United States and elsewhere have the potential to disrupt our business, as well as the business of the companies we invest in, third-party providers or suppliers that we rely on, and our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

As a global leader in CRM technology, our services involve the storage and transmission of our customers' and our customers' customers' data. As such, we have in the past been, and likely will in the future be, the target of cybersecurity threats and other efforts to breach or compromise our services and underlying infrastructure. With trust as our foremost value and the foundation of everything we do, we recognize the importance of maintaining the safety and security of our systems and data.

Management is responsible for the day-to-day administration of the Company's cybersecurity policies, processes, practices and risk management. The Board, including through its dedicated Cybersecurity and Privacy committee (the "Committee"), oversees the various cybersecurity risks facing the Company and the Company's efforts to mitigate those risks.

During the last fiscal year, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected the Company, including its business strategy, results of operations, or financial condition. However, we face ongoing and increasing cybersecurity risks, including from bad actors that are becoming more sophisticated and effective over time, as well as a result of potential defects or disruptions in our or our customers' services. If realized, these risks are reasonably likely to materially affect the Company. Additional information on the cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors."

Cybersecurity Risk Management and Strategy

When a company purchases our service offerings, they gain a trusted digital advisor who will work together with them in their efforts to protect their data. We aim to provide a secure and compliant enterprise cloud platform and we work to build trust and in-depth defense into all of our systems. Among other things, we employ an experienced team of cybersecurity professionals, engage in community events and offer free online cybersecurity incident prevention training to help enable our customers to focus on their business, knowing their data is safe and accessible as needed.

We seek to address material cybersecurity risks through a company-wide approach that assesses, ranks and prioritizes cybersecurity threats, vulnerabilities and issues as they are identified to maintain the confidentiality, integrity and availability of our information systems and the information that we collect and store. The Company's cybersecurity policies, standards, processes and practices are informed by recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and an array of other applicable standards-setting bodies, which are integrated into a broader risk management framework and related processes. We also hold various security-related industry certifications and attestations that have been validated by external auditors, including SOC 1, SOC 2, SOC 3, ISO 27001, 27017 and 27018, CSA STAR and others.

Leveraging threat intelligence and other signals, the Company undergoes periodic testing, audits and reviews of its policies, standards, processes and practices to identify, assess and address cybersecurity risks and events. The Company also undergoes routine internal and external penetration testing. The results of such tests and assessments are evaluated by management and periodically reported to the Committee. The Company further adjusts its cybersecurity policies, standards, processes and practices based on these results and evolving industry practices. The Company also publishes attestations of its various certifications, audits, and penetration tests on its global compliance webpage.

Board Oversight and Governance

As mentioned above, the Board established the Committee to provide dedicated oversight of cybersecurity-related management, strategy, initiatives, risks, threats and remediation activities. The Committee receives regular presentations, reports and updates from the Company's Chief Infrastructure and Trust Officer ("CITO"), Chief Information Security Officer ("CISO"), and other members of management on developments regarding the Company's cybersecurity program, broader cybersecurity trends, evolving industry standards, the threat environment and other topics. After each quarterly meeting of the Committee, the Board receives a report from the Chair of the Committee with an update on the Company's oversight of cybersecurity risks and mitigation efforts. The Committee also receives periodic reports from an experienced outside consultant with information security expertise providing insights on key focus areas to aid in the Committee's oversight of the Company's cybersecurity program.

The Company's processes also allow for the Board and the Committee to be informed of key cybersecurity risks outside the regular reporting schedule. While regular meetings of the Committee are scheduled on a quarterly cadence, the Committee is authorized to meet with management or individual directors at any time it deems appropriate to discuss matters relevant to the Committee. In between meetings, the Board and the Committee receive information regarding relevant cybersecurity risks (including cybersecurity incidents) that meet pre-established reporting thresholds, as well as ongoing updates regarding any such risks.

Management Oversight and Governance

The CITO, reporting to the Company's Chief Engineering & Customer Success Officer ("C/E"), together with the CISO, reporting to the CITO, are responsible for designing and implementing a security program and strategy based on the mandate provided by the Board and senior management. The CITO and CISO each have extensive experience in the management of cybersecurity risk programs, having served in various leadership roles in information technology and information security for over 20 years and 15 years, respectively. The CITO also holds an undergraduate degree in computer science. We believe the Company's business leaders, including our CEO, CFO, C/E and CLO, who have experience managing cybersecurity risk at the Company and at similar companies, have the appropriate expertise, background and depth of experience to manage risks arising from cybersecurity threats.

The CITO, in coordination with the CISO and other members of senior management, works collaboratively across the Company to implement a program designed to help protect the Company's information systems from cybersecurity threats and to promptly respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity program, cross-functional teams throughout the Company are tasked with addressing cybersecurity threats and responding to cybersecurity incidents. Through ongoing communications with these teams, the CITO, CISO, and senior management are able to be informed promptly about, and monitor the prevention, detection, investigation, mitigation and remediation of, cybersecurity threats. These teams are expected to operate pursuant to documented plans and playbooks that include processes for escalation of incidents to leadership and to the Committee and Board, as appropriate, based on the severity level of a cybersecurity incident. In addition, the Company periodically consults with outside advisors and experts to assist with assessing, identifying and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk management environment.

Specifically, management implements the Company's cybersecurity and risk management strategy across several areas:

- *Identification and Reporting*. The Company has implemented a robust, cross-functional approach to identifying, assessing and managing cybersecurity threats and risks. The Company's program includes controls and procedures designed to properly identify, classify, and escalate cybersecurity risks and incidents to provide management with visibility and prioritization of risk mitigation efforts and to publicly report material cybersecurity incidents when appropriate.

- *Threat Intelligence*. The Company maintains a Threat Intelligence team focused on profiling, intelligence collection, and threat analysis supporting the Company's ongoing efforts to identify, assess and manage cybersecurity threats. The team's input supports both near-term response to cybersecurity events, and long-term strategic planning and development of the Company's cybersecurity risk management framework.

- *Technical Safeguards*. The Company implements technical safeguards that are designed to protect both the Company's service offerings and other information systems we control from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, vulnerability management, encryption processes and access controls, all of which are periodically evaluated and improved through risk and control assessments and in response to cybersecurity threat intelligence as well as outside audits and certifications.

- *Incident Response and Recovery Planning*. The Company has established and maintains incident response, business continuity and disaster recovery plans designed to address the Company's response to a cybersecurity incident, including the public disclosure and reporting of material incidents in a timely manner. These plans and procedures serve to guide and document a rigorous incident response program that reflects the roles of an array of stakeholders, including personnel providing technical, operational, engineering, legal and other perspectives across the Company. The Company conducts regular tabletop exercises involving multiple operational teams, including senior management, to test these plans and to familiarize personnel with their roles in a response scenario.

- *Third-Party Risk Management*. The Company maintains a risk-based approach to identifying and overseeing cybersecurity threats presented by certain third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a significant cybersecurity incident affecting those third-party systems.

- *Education and Awareness*. The Company regularly provides employee training on security-related duties and responsibilities, including knowledge about how to recognize cybersecurity incidents and how to proceed if an actual or suspected incident should occur. This training is mandatory for employees across the Company, and is intended to provide the Company's employees with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. The Company maintains several plans designed to prepare the Salesforce Security Response Center (SSRC) with the proper training, processes and capabilities needed to effectively respond to incidents.

ITEM 2.   PROPERTIES

As of January 31, 2026, our executive and principal offices for sales, marketing, professional services, development and administration consisted of approximately 1.0 million square feet of leased and owned property in the San Francisco Bay Area. Excluded from this amount is approximately 2.2 million square feet of leased and owned property in the San Francisco Bay Area that is currently leased to others, or available for lease.

We also lease office space for our operations in various locations throughout the United States, as well as office space in a number of countries in Europe, North America, Asia, South America, Africa and Australia.

We operate data centers in the U.S., Europe and Asia pursuant to various co-location lease arrangements.

We believe that our existing facilities and offices are adequate to meet our current requirements. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

ITEM 3.   LEGAL PROCEEDINGS

We evaluate all claims and lawsuits with respect to their potential merits, our potential defenses and counterclaims, settlement or litigation potential and the expected effect on us. Our technologies may be subject to an injunction if they are found to infringe the rights of a third party. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and other lawsuits, and the disposition of such claims and lawsuits, whether through settlement or litigation, could be time-consuming and expensive to resolve, divert our attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts by third parties to seek similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices, pay monetary damages or enter into short- or long-term royalty or licensing agreements.

For more information regarding legal proceedings see Note 14 "Legal Proceedings and Claims" to the consolidated financial statements in Item 8 of Part II.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A.   INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following sets forth certain information regarding our current executive officers as of February 28, 2026 (in alphabetical order):

Name	Age	Position
Marc Benioff	61	Chair of the Board, CEO and co-Founder
Parker Harris	59	Director, Chief Technology Officer, Slack and co-Founder
Miguel Milano	57	President and Chief Revenue Officer
Sabastian Niles	46	President and Chief Legal Officer
Sundeep Reddy	53	Executive Vice President and Chief Accounting Officer
Srinivas Tallapragada	56	President and Chief Engineering Officer and Customer Success Officer
Robin Washington	63	Director, President and Chief Operating and Financial Officer

Marc Benioff is Chair of the Board, Chief Executive Officer and co-Founder of Salesforce and a pioneer of cloud computing. Mr. Benioff has served as Chief Executive Officer since 2001 and under his leadership, Salesforce has become the #1 provider of CRM software globally. Mr. Benioff was named Innovator of the Decade by Forbes and recognized as one of the World's 50 Greatest Leaders by Fortune and 10 Best-Performing CEOs by Harvard Business Review. As a member of the World Economic Forum (WEF) Board of Trustees, Mr. Benioff serves as the inaugural chair of WEF's Forum Center for the Fourth Industrial Revolution in San Francisco. Mr. Benioff currently serves as Chair of the Salesforce Foundation. Mr. Benioff received his B.S. in Business Administration from the University of Southern California, where he also serves on the Board of Trustees.

Parker Harris has served as a Director since August 2018 and as Chief Technology Officer of Slack since January 2024. Mr. Harris co-founded Salesforce in February 1999 and has served in senior technical positions since inception, including Chief Technology Officer from September 2016 to January 2024 and Executive Vice President, Technology from December 2004 to February 2013. Prior to Salesforce, Mr. Harris co-founded Left Coast Software, a Java consulting firm, and served as its Vice President from October 1996 to February 1999. Mr. Harris received his B.A. in English Literature from Middlebury College.

Miguel Milano has served as our President and Chief Revenue Officer since August 2023. Prior to rejoining Salesforce, Mr. Milano served as Co-Owner and Chief Revenue Officer at Celonis, a German data processing company, from April 2020 to July 2023. Previously, Mr. Milano served in various international sales leadership roles at Salesforce from 2011 to 2020, including President, International (EMEA, APAC and LACA) from August 2018 to March 2020. Prior to that, Mr. Milano held various leadership positions at Oracle Corporation, i2 Technologies, Telefónica and McKinsey & Company. Mr. Milano received his B.S. and M.S.E. in Electrical Engineering from the Polytechnic University of Catalonia and M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

Sabastian Niles has served as our President and Chief Legal Officer since July 2023 and Corporate Secretary since December 2024. As the leader of Salesforce's global legal and corporate affairs organization, he oversees how the Company navigates evolving opportunities, risks and regulations in alignments with its commitment to robust corporate governance and ethical practices. Prior to joining Salesforce, Mr. Niles was a Partner at Wachtell, Lipton, Rosen & Katz, where he practiced law from September 2006 to July 2023. Mr. Niles received his B.S., B.A. and B.S. in Finance, Economics and Decision & Information Sciences, respectively, from the University of Maryland and J.D. from Harvard Law School.

Sundeep Reddy has served as our Chief Accounting Officer since September 2021. Prior to joining Salesforce, Mr. Reddy served in a variety of corporate finance leadership roles at McKesson Corporation, a pharmaceutical distribution company, from 2013 to 2021, including Senior Vice President, Controller and Chief Accounting Officer from July 2018 to September 2021, Senior Vice President, Assistant Controller from June 2017 to July 2018, Senior Vice President, McKesson Technology Solutions Finance and Accounting from March 2017 to June 2017 and Vice President, Controller of McKesson Technology Solutions from December 2013 to February 2017. Mr. Reddy is a Certified Public Accountant and received his B.B.A. from Georgia State University and M.B.A. from Emory University.

Srinivas Tallapragada has served as our President and Chief Engineering & Customer Success Officer since February 2025. Prior to this, he served as our President and Chief Engineering Officer from December 2019 to February 2025, President, Technology from June 2018 to December 2019, Executive Vice President, Engineering from March 2014 to June 2018 and Senior Vice President, Engineering from May 2012 to February 2014. Prior to Salesforce, Mr. Tallapragada served as Senior Vice President at Oracle Corporation from April 2011 to June 2012 and as Senior Vice President at SAP Labs from February 2009 to April 2011. Previously, Mr. Tallapragada held various technical management roles at Oracle, Infosys and Asian Paints. Mr. Tallapragada currently serves on the Board of Directors of GoDaddy Inc. Mr. Tallapragada received his master's degree from the School of Human Resources at XLRI, Jamshedpur and B.T. in Computer Science from the National Institute of Technology, Warangal.

Robin Washington has served as a Director since September 2013, including as Lead Independent Director from 2022 to 2025, and as President and Chief Operating and Financial Officer since March 2025. Ms. Washington previously served as Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc. from May 2008 to November 2019 and as Chief Financial Officer of Hyperion Solutions Corporation from January 2006 to June 2007. Prior to that, she served in a number of executive finance positions at PeopleSoft. Ms. Washington also currently serves on the board of directors of Alphabet Corporation. Ms. Washington is a Certified Public Accountant and received her B.B.A from the University of Michigan and M.B.A. from Pepperdine University.

PART II.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information for Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol "CRM."

Dividend Policy

For the fiscal year ended January 31, 2025 and 2026 we announced the following dividends (in millions, except dividend per share):

Quarter Ended	Record Date	Payment Date	Dividend Per Share	Amount (in millions)
Fiscal 2026				
April 30, 2025	April 10, 2025	April 24, 2025	$ 0.416	$ 406
July 31, 2025	June 18, 2025	July 10, 2025	$ 0.416	$ 404
October 31, 2025	September 17, 2025	October 9, 2025	$ 0.416	$ 400
January 31, 2026	December 18, 2025	January 8, 2026	$ 0.416	$ 395
Fiscal 2025				
April 30, 2024	March 14, 2024	April 11, 2024	$ 0.40	$ 388
July 31, 2024	July 9, 2024	July 25, 2024	$ 0.40	$ 388
October 31, 2024	September 18, 2024	October 8, 2024	$ 0.40	$ 385
January 31, 2025	December 18, 2024	January 9, 2025	$ 0.40	$ 388

In February 2026, the Board declared a $0.44 dividend per share that is payable on April 23, 2026 to stockholders of record as of the close of business on April 9, 2026.

The payment of future cash dividends is subject to future declaration by our Board, which will be based in part on continued capital availability, general economic and market conditions, applicable laws and agreements and our Board continuing to determine that the declaration of dividends is in the best interests of the Company and its stockholders.

Stockholders

As of January 31, 2026, there were 366 registered stockholders of record of our common stock, including The Depository Trust Company, which holds shares of Salesforce common stock on behalf of an indeterminate number of beneficial owners.

Stock Performance Graph

The following shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Index ("S&P 500 Index"), Nasdaq Computer & Data Processing Index ("Nasdaq Computer"), the Nasdaq 100 Index and the Dow Jones Industrial Average for each of the last five fiscal years ended January 31, 2026, assuming an initial investment of $100. Data for the S&P 500 Index, Nasdaq Computer, Nasdaq 100 Index and Dow Jones Industrial Average assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return of Salesforce, Inc.

	1/31/2021	1/31/2022	1/31/2023	1/31/2024	1/31/2025	1/31/2026
Salesforce	$ 100	$ 103	$ 74	$ 125	$ 151	$ 94
S&P 500 Index	100	122	110	130	163	187
Nasdaq Computer	100	125	97	151	198	257
Nasdaq 100 Index	100	116	94	133	166	198
Dow Jones Industrial Average	100	117	114	127	149	163

Recent Sales of Unregistered Securities

In connection with acquisitions made during the three months ended January 31, 2026, the Company issued: 19,633 shares of its common stock on November 3, 2025; 20,231 shares of its common stock on November 21, 2025; and 32,960 shares of its common stock on December 1, 2025. These issuances were made in reliance on one or more of the following exemptions or exclusions from the registration requirements of the Securities Act: Section 4(a)(2) of the Securities Act, Regulation D promulgated under the Securities Act and Regulation S promulgated under the Securities Act.

Issuer Purchases of Equity Securities

Share repurchases of the Company's common stock for the three months ended January 31, 2026 were as follows (in millions, except for average price paid per share):

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
November 2025	5	$237.71	5	$20,703
December 2025	5	$256.60	5	$19,416
January 2026	6	$234.94	6	$17,892
Total	16		16	

(1) The Board authorized the Share Repurchase Program, which commenced in fiscal 2023. In September 2025, the Board authorized an additional $20.0 billion in repurchases under the Share Repurchase Program, for an aggregate total authorized of $50.0 billion. In February 2026, the Board authorized $50.0 billion in share repurchases under the Share Repurchase Program that replaced the previous remaining unpurchased authorization. The Share Repurchase Program does not have a fixed expiration date and does not obligate the Company to acquire any specific number of shares. Under the Share Repurchase

Program, shares of common stock may be repurchased using a variety of methods, including privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, as part of accelerated share repurchases and other methods. The timing, manner, price and amount of any repurchases are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. All repurchases disclosed in the table were made pursuant to the publicly announced Share Repurchase Program.

ITEM 6.   RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenues, expenses, results of operations, liquidity, plans, strategies and management objectives and any assumptions underlying any of the foregoing. Our actual results may differ significantly from those projected in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in the section titled "Forward-Looking Information" and "Risk Factors" of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update the forward-looking statements or our risk factors for any reason.

The following section generally discusses fiscal 2026 and 2025 items and year-to-year comparisons between fiscal 2026 and 2025, as well as certain fiscal 2024 items. Discussions of fiscal 2024 items and year-to-year comparisons between fiscal 2025 and 2024 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025.

Overview

Salesforce is a global leader in customer relationship management ("CRM") technology, helping organizations of any size become agentic enterprises. Founded in 1999, we bring humans, agents, apps, and data together on a trusted, unified platform to unlock growth and innovation.

Our platform unites sales, service, marketing, commerce and IT teams by connecting customer data across systems, apps and devices to create a complete view of customers. With this single source of customer truth and integrated artificial intelligence ("AI"), teams can be more responsive, productive and efficient, deliver intelligent, personalized experiences across every channel and increase productivity. During the third quarter of fiscal 2025, we introduced Agentforce, a new layer of our trusted platform that enables companies to build and deploy AI agents that can respond to inputs, make decisions and take action autonomously across business functions. Agentforce includes a suite of customizable agents for use across sales, service, marketing and commerce. We continue to invest for growth, including investing in generative and agentic AI across all products, which we believe will change how our customers help their customers, and continuously look to expand our leadership role in the cloud computing industry.

We continue to focus on several key growth levers, including driving multiple service offering adoption, increasing our penetration with enterprise and international customers and expanding our industry-specific reach with more vertical software solutions. These growth levers often require a more sophisticated go-to-market approach and, as a result, we may incur additional costs upfront to obtain new customers and expand our relationships with existing customers, including additional sales and marketing expenses specific to subscription and support revenue. As a result, we have seen that customers with many of these characteristics drive higher annual revenues and have lower attrition rates than our company average. In addition to these growth levers, our mergers and acquisitions framework has included several acquisitions that have accelerated our agentic roadmap, including our October 2025 acquisition of Regrello Corp. ("Regrello") and our November 2025 acquisition of Informatica, Inc. ("Informatica"). These acquisitions bring in key talent and technology to accelerate innovation.

We are also focused on reducing our operating expenses to improve our operating margin. We have undertaken various restructuring initiatives to improve operating margins and continue advancing our ongoing commitment to profitable growth, which has included a reduction of our workforce, office space and data centers within certain markets. We continue to evaluate and operationalize future programs to drive further operational efficiencies, optimize our management structure and increase cost optimization efforts to realize long-term sustainable growth. We expect to continue to experience improvements in our operating expenses as a percentage of revenue, which could include various restructuring initiatives or measured hiring initiatives to drive operational efficiencies.

Highlights from Fiscal 2026

- **Revenue:** For fiscal 2026, revenue was $41.5 billion, an increase of ten percent year-over-year.

- **Income from Operations:** For fiscal 2026, income from operations was $8.3 billion as compared to $7.2 billion from a year ago. Operating margin, which represents income from operations as a percentage of total revenue, increased to approximately 20 percent for fiscal 2026 compared to approximately 19 percent in the prior year period.

- **Net Income per Share:** For fiscal 2026, diluted net income per share was $7.80 as compared to diluted net income per share of $6.36 from a year ago.

- **Cash:** Cash provided by operations for fiscal 2026 was $15.0 billion, an increase of 15 percent year-over-year. Total cash, cash equivalents and marketable securities as of January 31, 2026 was $9.6 billion.

- **Remaining Performance Obligation:** Total remaining performance obligation, which represents all future revenue under contract yet to be recognized, as of January 31, 2026 was approximately $72.4 billion, an increase of 14 percent year-over-year. Current remaining performance obligation as of January 31, 2026 was approximately $35.1 billion, an increase of 16 percent year-over-year.

- **Share Repurchase Program:** For fiscal 2026, we repurchased approximately 50 million shares of our common stock for approximately $12.7 billion as compared to 30 million shares for approximately $7.8 billion from a year ago.

- **Dividend Program**: For fiscal 2026, we paid approximately $1.6 billion in dividends and dividend equivalents as compared to $1.5 billion from a year ago.

- **Informatica Acquisition:** In November 2025, we completed our acquisition of Informatica, an AI-powered enterprise cloud data management platform, for approximately $9.6 billion. Informatica contributed approximately $0.4 billion of revenue in fiscal 2026.

During fiscal 2026, we experienced strong momentum in Agentforce, Slack and Data 360, bolstered by the acquisition of Informatica. As we have a diversified portfolio of AI-enabled products and a customer base spanning geographies, segments, and industries, demand for our offerings has remained relatively resilient.

In addition, the expanding global scope of our business and the heightened volatility of global markets expose us to the risk of fluctuations in foreign currency markets. Total revenues in the fiscal year ended January 31, 2026 was positively impacted by approximately one percent in foreign currency fluctuations compared to the fiscal year ended January 31, 2025. Our current remaining performance obligation growth as of January 31, 2026 compared to January 31, 2025 was positively impacted by three percent compared to what would have been reported using constant currency rates. The impact of foreign currency fluctuations could impact our near-term results and ability to accurately predict our future results and earnings. The impact of these fluctuations can also be compounded by the seasonality of our business in which our fourth quarter has historically been our strongest quarter for new business and renewals.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2026, for example, refer to the fiscal year ending January 31, 2026.

Operating Segments

We operate as one segment. See Note 1 "Summary of Business and Significant Accounting Policies" to the consolidated financial statements for further discussion.

Sources of Revenues

We derive our revenues from two sources: (1) subscription and support revenues and (2) professional services and other revenues. Subscription and support revenues accounted for approximately 95 percent of our total revenues for fiscal 2026.

Subscription and support revenues primarily include subscription fees from customers accessing our enterprise cloud computing services (collectively, "Cloud Services"), software license revenues from the sales of term software licenses, and support revenues from the sale of support and updates beyond the basic subscription fees or related to the sales of software licenses. Our Cloud Services allow customers to use our multi-tenant software without taking possession of the software. Revenue is generally recognized ratably over the contract term. Subscription and support revenues also include revenues associated with term software licenses that provide the customer with a right to use the software as it exists when made available. Revenues from term software licenses are generally recognized at the point in time when the software is made available to the customer. Revenue from support and updates is recognized as such support and updates are provided, which is generally ratably over the contract term. Changes in contract duration for multi-year term software licenses can impact the amount of revenues recognized upfront. Revenues from term software licenses represent less than ten percent of total subscription and support revenue for fiscal 2026.

The revenue growth rates of each of our service offerings, as described below in "Results of Operations," fluctuate from quarter to quarter and over time. Additionally, we manage the total balanced product portfolio to deliver solutions to our customers and, as a result, the revenue result for each offering is not necessarily indicative of the results to be expected for any subsequent quarter. In addition, some of our Cloud Service offerings have similar features and functions. For example, customers may use our Sales, Service or Platform service offerings to record account and contact information, which are similar features across these service offerings. Depending on a customer's actual and projected business requirements, more than one service offering may satisfy the customer's current and future needs. We record revenue based on the individual products ordered by a customer, not according to the customer's business requirements and usage.

Our growth in revenues is also impacted by attrition. Attrition represents the reduction or loss of the annualized value of our contracts with customers. We calculate our attrition rate at a point in time on a trailing twelve-month basis as of the end of each month. In general, we exclude service offerings from acquisitions from our attrition calculation until they are fully integrated into our customer success organization. As of January 31, 2026, our attrition rate, excluding Slack self-service and current year acquisitions, was approximately eight percent.

We continue to maintain a variety of customer programs and initiatives, which, along with increasing enterprise adoption, have helped keep our attrition rate consistent as compared to the prior year. Consistent attrition rates play a role in our ability to maintain growth in our subscription and support revenues.

Seasonal Nature of Unearned Revenue, Accounts Receivable and Operating Cash Flow

Unearned revenue primarily consists of billings to customers for our subscription service. Over 90 percent of the value of our billings to customers is for our subscription and support service. We generally invoice our customers in advance, in annual installments, and typical payment terms provide that our customers pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in unearned revenue or in revenue depending on whether transfer of control to customers has occurred. In general, we collect our billings in advance of the subscription service period. We typically issue renewal invoices in advance of the renewal service period, and depending on timing, the initial invoice for the subscription and services contract and the subsequent renewal invoice may occur in different quarters. There is a disproportionate weighting toward annual billings in the fourth quarter, primarily as a result of large enterprise account buying patterns. Our fourth quarter has historically been our strongest quarter for new business and renewals. The year-on-year compounding effect of this seasonality in both billing patterns and overall new and renewal business causes the value of invoices that we generate in the fourth quarter for both new business and renewals to increase as a proportion of our total annual billings. Accordingly, because of this billing activity, our first quarter is typically our largest collections and operating cash flow quarter. Generally, our second or third quarter has historically been our smallest operating cash flow quarter. Unearned revenues, accounts receivable and operating cash flow may also be impacted by acquisitions. For example, operating cash flows may be adversely impacted by acquisitions due to transaction costs, financing costs such as interest expense and lower operating cash flows from the acquired entity.

Remaining Performance Obligation

Our remaining performance obligation represents all future revenue under contract that has not yet been recognized as revenue and includes unearned revenue and unbilled amounts. Our current remaining performance obligation represents future revenue under contract that is expected to be recognized as revenue in the next 12 months.

Remaining performance obligation is not necessarily indicative of future revenue growth and is influenced by several factors, including seasonality, the timing of renewals, average contract terms, foreign currency exchange rates and fluctuations in new business growth. Remaining performance obligation is also impacted by acquisitions. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period end exchange rates. For multi-year subscription agreements billed annually, the associated unbilled balance and corresponding remaining performance obligation are typically high at the beginning of the contract period, zero just prior to renewal, and increase if the agreement is renewed. Low remaining performance obligation attributable to a particular subscription agreement is often associated with an impending renewal but may not be an indicator of the likelihood of renewal or future revenue from such customer. Changes in contract duration or the timing of delivery of professional services can impact remaining performance obligation as well as the allocation between current and non-current remaining performance obligation.

Cost of Revenues and Operating Expenses

Cost of Revenues

Cost of subscription and support revenues primarily consists of expenses related to our employee-related costs, which includes salaries, benefits and stock-based compensation expense, delivering our service and providing support, including the costs of data center capacity, certain fees paid to various third parties for the use of their technology, services and data, and allocated overhead. Our cost of subscription and support revenues also includes amortization of certain acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's developed technology. Also included in the cost of subscription and support revenues are expenses incurred supporting the free user base of Slack, including third-party hosting costs and employee-related costs specific to customer experience and technical operations.

Cost of professional services and other revenues consists primarily of employee-related costs associated with these services, the cost of subcontractors, certain third-party fees and allocated overhead. We believe that our professional services organization facilitates the adoption of our service offerings, helps us to secure larger subscription revenue contracts and supports our customers' success. The cost of professional services may exceed revenues from professional services in future fiscal periods.

Research and Development

Research and development expenses consist primarily of employee-related costs for our engineering staff associated with product development, as well as allocated overhead.

Sales and Marketing

Sales and marketing expenses make up the majority of our operating expenses and consist primarily of employee-related costs and commissions for our sales and marketing staff, as well as payments to partners, marketing programs and allocated overhead. Marketing programs consist of advertising, events, corporate communications, brand building and product marketing activities. We capitalize certain costs to obtain customer contracts, such as commissions, and amortize these costs on a straight-line basis. As such, the timing of expense recognition for these commissions is not consistent with the timing of the associated cash payment.

Our sales and marketing expenses include amortization of certain acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's trade names, customer lists and customer relationships.

General and Administrative

General and administrative expenses consist primarily of employee-related costs for finance and accounting, legal, internal audit, human resources and management information systems personnel, as well as professional services fees and allocated overhead.

We allocate overhead such as information technology infrastructure, rent, occupancy charges and certain employee benefits based on headcount. As such, these types of expenses are reflected in each cost of revenue and operating expense category.

Restructuring

Restructuring consists of charges related to employee transition, severance payments, employee benefits and stock-based compensation, as well as data center exits, office space reductions and impairment charges associated with long-lived assets. Restructuring excludes allocated overhead.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 "Summary of Business and Significant Accounting Policies" to our consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity.

Revenue Recognition - Contracts with Multiple Performance Obligations. We enter into contracts with our customers that may include promises to transfer multiple Cloud Services, software licenses, premium support and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Cloud Services and software licenses are distinct as such offerings are often sold separately. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have generally concluded that professional services included in contracts with multiple performance obligations are distinct.

We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation. We determine SSP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy and historical and current sales and contract prices. In instances where we do not sell or price a product or service separately, we maximize the use of observable inputs by using information that may include market conditions. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to SSP.

In certain cases, we are able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. We use a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, we use a range of SSP. We determine the SSP range using information that may include pricing practices or other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customer size and geography.

Business Combinations. Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired, as well as liabilities assumed and pre-acquisition contingencies. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets.

Critical estimates in valuing certain of the intangible assets and goodwill we have acquired are:

- future expected cash flows from subscription and support contracts, professional services contracts, other customer contracts and acquired developed technologies and patents;
- historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;
- assumptions about the period of time the acquired trade name will continue to be used in our offerings;
- discount rates;
- uncertain tax positions and tax-related valuation allowances assumed;
- fair value of assumed equity awards; and
- fair value of pre-existing relationships.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Income Taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character, for example, ordinary income or capital gains, within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. We recognize interest accrued and penalties related to unrecognized tax benefits in our income tax provision.

Strategic Investments. Accounting for strategic investments in privately held debt and equity securities in which we do not have a controlling interest or significant influence requires us to make significant estimates and assumptions. Valuations of privately held securities are inherently complex and require judgment due to the lack of readily available market data. Privately held debt and equity securities are valued using significant unobservable inputs or data in an inactive market and these valuations require our judgment due to the absence of market prices and inherent lack of liquidity. The carrying values of our privately held equity securities are adjusted if there are observable price changes in a same or similar security from the same issuer or if there are identified events or changes in circumstances that may indicate impairment, as discussed below. In determining the estimated fair value for these investments, we utilize the most recent data available and apply valuation methods, including the market approach, the common stock equivalent ("CSE") method, and option pricing models ("OPM"), adjusted to reflect the specific rights and preferences of the classes of securities we hold. Such information available to us from investee companies is supplemented with estimates such as volatility and expected time to liquidity.

We assess the privately held debt and equity securities in our strategic investment portfolio for impairment quarterly. Our impairment analysis encompasses an assessment of both qualitative and quantitative analyses of key factors including the investee's financial metrics, market acceptance of the product or technology, and the rate at which the investee is using its cash. Depending on our contractual rights as an investor, investee specific information available to us to make this assessment may be limited or may be available on a delayed basis. If the investment is considered to be impaired, we record the investment at fair value by recognizing an impairment through the consolidated statements of operations and establishing a new carrying value for the investment.

Results of Operations

The following tables set forth selected data for each of the periods indicated (in millions):

	Fiscal Year Ended January 31,					
	2026	% of Total Revenues	2025	% of Total Revenues	2024	% of Total Revenues
Revenues:						
Subscription and support	$ 39,388	95 %	$ 35,679	94 %	$ 32,537	93 %
Professional services and other	2,137	5	2,216	6	2,320	7
Total revenues	41,525	100	37,895	100	34,857	100
Cost of revenues (1)(2):						
Subscription and support	6,796	16	6,198	16	6,177	18
Professional services and other	2,474	6	2,445	7	2,364	7
Total cost of revenues	9,270	22	8,643	23	8,541	25
Gross profit	32,255	78	29,252	77	26,316	75
Operating expenses (1)(2):						
Research and development	5,993	15	5,493	15	4,906	14
Sales and marketing	14,345	35	13,257	35	12,877	37
General and administrative	3,000	7	2,836	7	2,534	7
Restructuring	586	1	461	1	988	3
Total operating expenses	23,924	58	22,047	58	21,305	61
Income from operations	8,331	20	7,205	19	5,011	14
Gains (losses) on strategic investments, net	1,017	3	(121)	0	(277)	(1)
Other income	172	0	354	1	216	1
Income before provision for income taxes	9,520	23	7,438	20	4,950	14
Provision for income taxes	(2,063)	(5)	(1,241)	(4)	(814)	(2)
Net income	$ 7,457	18 %	$ 6,197	16 %	$ 4,136	12 %

(1) Amounts related to amortization of intangible assets acquired through business combinations, as follows (in millions):

	Fiscal Year Ended January 31,					
	2026	% of Total Revenues	2025	% of Total Revenues	2024	% of Total Revenues
Cost of revenues	$ 692	2 %	$ 750	2 %	$ 978	3 %
Sales and marketing	995	2	901	2	891	2

(2) Amounts related to stock-based compensation expense, as follows (in millions):

	Fiscal Year Ended January 31,					
	2026	% of Total Revenues	2025	% of Total Revenues	2024	% of Total Revenues
Cost of revenues	$ 553	1 %	$ 518	1 %	$ 431	1 %
Research and development	1,162	3	1,091	3	972	3
Sales and marketing	1,287	3	1,205	3	1,062	3
General and administrative	478	1	367	1	299	1
Restructuring	29	0	2	0	23	0

The following table sets forth selected balance sheet data and other metrics for each of the periods indicated (in millions, except remaining performance obligation, which is presented in billions):

	As of	
	January 31, 2026	January 31, 2025
Cash, cash equivalents and marketable securities	$ 9,565	$ 14,032
Unearned revenue	24,317	20,743
Remaining performance obligation	72.4	63.4
Principal due on our outstanding debt obligations (1)	14,500	8,500

(1) Amounts do not include operating or financing lease obligations.

Remaining performance obligation represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods.

Fiscal Year Ended January 31, 2026 and 2025

Revenues

(in millions)	Fiscal Year Ended January 31,		Variance	
	2026	2025	Dollars	Percent
Subscription and support	$ 39,388	$ 35,679	$ 3,709	10 %
Professional services and other	2,137	2,216	(79)	(4)
Total revenues	$ 41,525	$ 37,895	$ 3,630	10 %

The increase in subscription and support revenues for fiscal 2026 was primarily caused by volume-driven increases from new business, which includes new customers, upgrades and additional subscriptions from existing customers. Pricing was not a significant driver of the increase in revenues for the period. Revenues from term software licenses, which are recognized at a point in time, represented approximately six percent of total subscription and support revenues for fiscal 2026 and 2025. Subscription and support revenues accounted for approximately 95 percent and 94 percent of our total revenues for fiscal 2026 and 2025, respectively.

The decrease in professional services and other revenues for fiscal 2026 was primarily due to less demand for larger, multi-year transformation engagements, which may continue in the near term.

The acquisition of Informatica in November 2025 contributed approximately $399 million of revenue in fiscal 2026.

43

Subscription and Support Revenues by Service Offering[1]

Subscription and support revenues consisted of the following (in millions):

	2026	As a % of Total Subscription and Support Revenues	2025	As a % of Total Subscription and Support Revenues	Growth Rate
		Fiscal Year Ended January 31,			
Agentforce Sales	$ 9,028	23 %	$ 8,322	23 %	8 %
Agentforce Service	9,818	25	9,054	25	8
Agentforce 360 Platform, Slack and Other (2)	8,882	22	7,247	21	23
Agentforce Marketing and Agentforce Commerce	5,428	14	5,281	15	3
Agentforce Integration and Agentforce Analytics	6,232	16	5,775	16	8
Total	$ 39,388	100 %	$ 35,679	100 %	10 %

(1) In the third quarter of fiscal 2026, we renamed our service offerings to reference Agentforce. There were no changes in the allocation of revenue between these service offerings as a result of this change.
(2) Agentforce 360 Platform, Slack and Other revenue for the year ended January 31, 2026 includes $388 million in subscription and support revenue from Informatica, Inc. ("Informatica"), which we acquired in November 2025.

Agentforce Integration and Agentforce Analytics subscription and support revenues include revenues from term software licenses, which are recognized at the point in time when the software is made available to the customer. Therefore, we expect these offerings to experience greater volatility in revenues period to period compared to our other service offerings and recent revenue trends may not be indicative of future performance. Additionally, as we transition customers within the Agentforce Integration and Agentforce Analytics offering from term software licenses to subscription based services, revenue associated with such customers will generally be recognized ratably over the contract term, which we expect may potentially result in less revenue in the period the customer transitions but incremental revenues over the remaining term.

Revenues by Geography

(in millions)	2026	As a % of Total Revenues	2025	As a % of Total Revenues	Growth Rate
		Fiscal Year Ended January 31,			
Americas	$ 27,193	65 %	$ 25,143	67 %	8 %
Europe	10,017	25	8,891	23	13
Asia Pacific	4,315	10	3,861	10	12
Total	$ 41,525	100 %	$ 37,895	100 %	10 %

Revenues by geography are determined based on the region of the Salesforce contracting entity, which may be different than the region of the customer. The increase in revenues across all regions was primarily due to the continued execution of our business and growth strategy, including increasing our geographic reach primarily through extending our go-to-market capabilities globally. Foreign currency positively impacted the year over year fluctuations in revenue by approximately one percent.

Cost of Revenues

(in millions)	2026	As a % of Total Revenues	2025	As a % of Total Revenues	Variance Dollars
		Fiscal Year Ended January 31,			
Subscription and support	$ 6,796	16 %	$ 6,198	16 %	$ 598
Professional services and other	2,474	6	2,445	7	29
Total cost of revenues	$ 9,270	22 %	$ 8,643	23 %	$ 627

For fiscal 2026, the increase in cost of revenues in absolute dollars was primarily due to an increase in employee-related costs, including stock-based compensation expense, and an increase to service delivery expenses partially offset by a decrease in amortization of purchased intangibles. Cost of revenues as a percentage of total revenues during fiscal 2026 decreased by one percent from the same period a year ago due to our total revenues growth outpacing our cost of revenues growth, which was partially offset by the scaling of our service delivery expenses.

We intend to continue to invest additional resources in our AI, agentic and cloud services to allow us to scale with our customers and continue to evolve our security measures. The timing of these expenses may cause our cost of revenues as a percentage of revenues to fluctuate over time due to changes in demand for our service offerings.

Operating Expenses

	Fiscal Year Ended January 31,					
(in millions)	2026	As a % of Total Revenues	2025	As a % of Total Revenues	Variance Dollars	
Research and development	$ 5,993	15 %	$ 5,493	15 %	$ 500	
Sales and marketing	14,345	35	13,257	35	1,088	
General and administrative	3,000	7	2,836	7	164	
Restructuring	586	1	461	1	125	
Total operating expenses	$ 23,924	58 %	$ 22,047	58 %	$ 1,877	

For fiscal 2026, the increase in research and development expenses in absolute dollars was primarily due to an increase in employee-related costs, including stock-based compensation expense. Research and development expenses as a percentage of total revenues during fiscal 2026 was consistent with the same period a year ago.

We expect that research and development expenses will likely remain consistent as a percentage of revenue over time as we continue to invest in the development of new, and improve existing, technologies, including AI, agents and our Data 360 service offerings, and the integration of acquired technologies, including our November 2025 acquisition of Informatica.

For fiscal 2026, the increase in sales and marketing expenses in absolute dollars was primarily due to an increase in employee-related costs, including stock-based compensation expense, and increased amortization of purchased intangibles primarily associated with the Informatica acquisition. Sales and marketing expenses as a percentage of total revenues during fiscal 2026 was consistent with the same period a year ago.

We expect that sales and marketing expenses may decrease as a percentage of revenues over time as we continue to focus on leveraging our self-serve and partner-led channels and increasing our sales productivity, which includes the use of AI and agents.

For fiscal 2026, the increase in general and administrative expenses in absolute dollars was primarily due to an increase in employee-related costs, including stock-based compensation expense, and professional services expenses, which were partially offset by a decrease in bad debt expenses. General and administrative expenses as a percentage of total revenues during fiscal 2026 was consistent with the same period a year ago.

We expect that general and administrative expenses may decrease as a percentage of revenues over time as we continue to invest in process efficiency initiatives, which includes the use of AI and agents.

In fiscal 2026, approximately $586 million of costs were incurred related to our restructuring initiatives, which was primarily related to employee transitions, severance payments and employee benefits, as well as select data center exits. We do not expect to incur significant additional charges in connection with our restructuring initiatives in the near term.

Other Income and Expenses

	Fiscal Year Ended January 31,		Variance Dollars
(in millions)	2026	2025	
Gains (losses) on strategic investments, net	$ 1,017	$ (121)	$ 1,138
Other income	172	354	(182)

Gains (losses) on strategic investments, net consists primarily of mark-to-market adjustments related to observable price adjustments related to our privately held equity securities, our publicly held equity securities and other adjustments including impairments. Our strategic investment portfolio continues to be affected by market conditions for companies in which we hold private securities, including the pace of technological change driven by artificial intelligence and volatility in public equity markets. For fiscal 2026, the gain on our strategic investment portfolio was primarily driven by unrealized gains on privately held equity investments of $1.5 billion partially offset by impairments on privately held investments of $496 million. Our mark-to-market unrealized gains in fiscal 2026 were driven largely by $1.2 billion in gains from one privately held equity investment.

Other income primarily consists of interest income on our marketable securities portfolio, which is partially offset by interest expense on our debt as well as our finance leases. Other income decreased in fiscal 2026 primarily due to a decrease in investment income from lower interest rates. We expect that interest expense may increase due to the outstanding balance related to the Informatica Credit Agreements.

Provision For Income Taxes

(in millions)	Fiscal Year Ended January 31, 2026	2025	Variance Dollars
Provision for income taxes	$ (2,063)	$ (1,241)	$ (822)
Effective tax rate	22 %	17 %	

We recorded a tax provision of $2.1 billion on pretax income of $9.5 billion for fiscal 2026. Our effective tax rate increased from a year ago primarily due to lower tax benefits from foreign-derived intangible income deduction and stock-based compensation. Our effective tax rate may fluctuate due to changes in our domestic and foreign earnings, or material discrete tax items, or a combination of these factors resulting from transactions or events, including acquisitions, changes to our operating structure and other macroeconomic factors.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA includes significant changes to US corporate tax provisions of the Tax Cuts and Jobs Act. Notably, it allows an immediate deduction for domestic research and development expenditures, reinstates 100% bonus depreciation, and modifies the international tax framework. The legislation has multiple effective dates, with certain provisions effective in fiscal 2026 and others in the subsequent years. The changes had an immaterial impact to the Company's tax provision in fiscal 2026.

Fiscal Year Ended January 31, 2025 and 2024

For a discussion of the year ended January 31, 2025 compared to the year ended January 31, 2024, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2025.

Liquidity and Capital Resources

As of January 31, 2026, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $9.6 billion and accounts receivable of $14.3 billion. Our cash equivalents and marketable securities are comprised primarily of corporate notes and obligations, U.S. treasury securities, U.S. agency obligations, asset-backed securities, foreign government obligations, mortgage-backed obligations, covered bonds, time deposits, money market mutual funds and municipal securities. Our Revolving Loan Credit Agreement (as defined below), which provides the ability to borrow up to $5.0 billion in unsecured financing (the "Credit Facility") as of January 31, 2026, also serves as a source of liquidity.

Net cash provided by operating activities could continue to be affected by various risks and uncertainties, including, but not limited to, the risks detailed in Part II, Item 1A, "Risk Factors." We believe our existing cash, cash equivalents, marketable securities, cash provided by operating activities, unbilled amounts related to contracted noncancellable subscription agreements, which are not reflected on the balance sheet, and, if necessary, our borrowing capacity under our Credit Facility will be sufficient to meet our working capital, capital expenditure and debt maintenance needs over the next 12 months and thereafter.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, services, technologies and intellectual property rights. To facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, impacting our ability to complete subsequent acquisitions or investments. For example, we entered into certain credit agreements in connection with our acquisition of Informatica. See discussion in "Debt" below.

Our cash tax profile was impacted by OBBBA primarily due to the immediate deduction of the domestic research and development expenditures. Moreover, the OBBBA brought into scope other provisions of the U.S. tax code. Guidance that clarifies these provisions could change our future cash taxes.

Cash Flows

For fiscal years ended January 31, 2026, 2025, and 2024 our cash flows were as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Net cash provided by operating activities	$ 14,996	$ 13,092	$ 10,234
Net cash used in investing activities	(8,590)	(3,163)	(1,327)
Net cash used in financing activities	(8,079)	(9,429)	(7,477)

Operating Activities

The net cash provided by operating activities during fiscal 2026 was primarily comprised of net income of $7.5 billion, adjusted for non-cash items, including $3.6 billion of depreciation and amortization and $3.5 billion of stock-based compensation expense. Net cash provided by operating activities can be significantly impacted by factors such as growth in new business, timing of cash receipts from customers, vendor payment terms and timing of payments to vendors. Net cash provided by operating activities during fiscal 2026 was further benefited by the changes in accounts payable and accrued expenses and other liabilities of $1.0 billion and unearned revenue of $2.9 billion, partially offset by the change in accounts receivable, net of $2.2 billion and costs capitalized to obtain revenue contracts, net of $2.8 billion. As our business continues to grow, and assuming our expenses remain in line with or less than our revenue growth, we expect to continue to see growth in net cash provided by operating activities.

The net cash provided by operating activities during fiscal 2025 was primarily comprised of net income of $6.2 billion, adjusted for non-cash items, including $3.5 billion of depreciation and amortization and $3.2 billion of stock-based compensation expense. Net cash provided by operating activities can be significantly impacted by factors such as growth in new business, timing of cash receipts from customers, vendor payment terms and timing of payments to vendors. Net cash provided by operating activities during fiscal 2025 was further benefited by the changes in unearned revenue of $1.6 billion and accounts payable and accrued expenses and other liabilities of $1.1 billion, partially offset by the changes in costs capitalized to obtain revenue contracts, net of $2.1 billion, prepaid expenses and other current assets and other assets of $1.5 billion and accounts receivable, net of $490 million.

Investing Activities

The net cash used in investing activities during fiscal 2026 was primarily related to net outflows for acquisitions of $9.3 billion, which is primarily associated with $8.1 billion, net, related to the Informatica acquisition, as well as net outflows from strategic investment activity of $1.8 billion and capital expenditures of $594 million, partially offset by net inflows from marketable securities activity of $3.0 billion.

The net cash used in investing activities during fiscal 2025 was primarily related to net outflows for acquisitions of $2.7 billion, net outflows from strategic investment activity of $413 million and capital expenditures of $658 million, partially offset by net inflows from marketable securities activity of $642 million.

Financing Activities

The net cash used in financing activities during fiscal 2026 was primarily related to $12.6 billion used for repurchases of common stock and $1.6 billion related to payments of dividends and equivalents, partially offset by $6.0 billion of proceeds from the Informatica credit agreements and $1.0 billion of proceeds from equity plans.

The net cash used in financing activities during fiscal 2025 was primarily related to $7.8 billion used for repurchases of common stock, $1.5 billion related to payments of dividends and $1.0 billion related to repayments of debt, partially offset by $6.0 billion from proceeds of the issuance of debt and $1.5 billion from proceeds from equity plans.

Debt

As of January 31, 2026, we had senior unsecured debt outstanding, with maturities starting in April 2028 and extending through July 2061 with a total carrying value of $8.4 billion. We were in compliance with all debt covenants as of January 31, 2026.

In October 2024, we entered into a Credit Agreement with the lenders and issuing lenders party thereto, and Bank of America, N.A., as administrative agent (the "Revolving Loan Credit Agreement"). The Revolving Loan Credit Agreement replaced the Credit Agreement, dated December 23, 2020 (as amended, the "Prior Credit Agreement"), among us, the lenders and the issuing lenders party thereto, and Citibank, N.A., as administrative agent, which provided for a $3.0 billion unsecured revolving credit facility that was scheduled to mature on December 23, 2025. There were no outstanding borrowings under the Prior Credit Agreement. The Revolving Loan Credit Agreement provides for a $5.0 billion Credit Facility and matures in

October 2029. We may use the proceeds of future borrowings under the Credit Facility for general corporate purposes. There were no outstanding borrowings under the Credit Facility as of January 31, 2026.

In June 2025, we entered into a 364-day Credit Agreement that provided us with the ability to borrow up to $4.0 billion (the "364-day Informatica Credit Agreement") and a three-year Credit Agreement that provides us with the ability to borrow up to $2.0 billion (the "Three-year Informatica Credit Agreement" and, together with the 364-day Informatica Credit Agreement, the "Informatica Credit Agreements"), both on an unsecured basis, to finance a portion of the cash consideration for the acquisition of Informatica, the repayment of certain debt of Informatica and the payment of fees, costs and expenses related thereto. In November 2025, as part of the acquisition of Informatica, we borrowed the full $6.0 billion available under the credit facilities associated with the Informatica Credit Agreements, which was outstanding as of January 31, 2026.

We do not have any special purpose entities and we do not engage in off-balance sheet financing arrangements.

Share Repurchase Program

Our Board of Directors (the "Board") authorized a program to repurchase shares of the Company's common stock (the "Share Repurchase Program"), which commenced in August 2022. In September 2025, the Board authorized an additional $20.0 billion in repurchases under the Share Repurchase Program, for an aggregate total authorized of $50.0 billion. The Share Repurchase Program does not have a fixed expiration date and does not obligate us to acquire any specific number of shares.

We repurchased the following under the Share Repurchase Program (in millions, except average price per share):

	2026			2025			2024		
	Shares	Average price per share	Amount	Shares	Average price per share	Amount	Shares	Average price per share	Amount
Fiscal year ended January 31,	50	$ 254.21	$12,677	30	$ 260.12	$ 7,757	36	$ 210.30	$ 7,674

All repurchases were made in open market transactions. As of January 31, 2026, we were authorized to purchase a remaining $17.9 billion of the Company's common stock under the Share Repurchase Program. Subsequent to January 31, 2026, we have incurred approximately $1.4 billion through February 25, 2026 for additional shares repurchased under the Share Repurchase Program.

In February 2026, the Board authorized $50.0 billion in share repurchases under the Share Repurchase Program that replaced the previous remaining unpurchased authorization.

Dividends

We announced the following dividends:

Quarter Ended	Record Date	Payment Date	Dividend per Share	Amount (in millions)
Fiscal 2026				
April 30, 2025	April 10, 2025	April 24, 2025	$ 0.416	$ 406
July 31, 2025	June 18, 2025	July 10, 2025	$ 0.416	$ 404
October 31, 2025	September 17, 2025	October 9, 2025	$ 0.416	$ 400
January 31, 2026	December 18, 2025	January 8, 2026	$ 0.416	$ 395
Fiscal 2025				
April 30, 2024	March 14, 2024	April 11, 2024	$ 0.40	$ 388
July 31, 2024	July 9, 2024	July 25, 2024	$ 0.40	$ 388
October 31, 2024	September 18, 2024	October 8, 2024	$ 0.40	$ 385
January 31, 2025	December 18, 2024	January 9, 2025	$ 0.40	$ 388

In February 2026, the Board declared a $0.44 dividend per share that is payable on April 23, 2026 to stockholders of record as of the close of business on April 9, 2026.

The declaration and payment of future cash dividends is subject to the Board continuing to determine that the declaration of dividends is in the best interests of the Company and our stockholders, after giving consideration to continued capital availability, general economic and market conditions, and applicable laws and agreements.

Contractual Obligations

Our principal commitments consist of obligations under leases for office space, co-location data center facilities and our development and test data center, as well as leases for computer equipment, software, furniture and fixtures. As of January 31,

2026, the future noncancellable minimum payments under these commitments were approximately $3.6 billion, with payments of $0.9 billion due in the next 12 months and $2.7 billion due thereafter. In addition to our leasing arrangements, we have other contractual commitments associated with agreements that are enforceable and legally binding, including those with infrastructure service providers. As of January 31, 2026 our total commitments under these agreements were approximately $16.7 billion, of which payments of $3.7 billion are due in the next 12 months and $13.0 billion are due thereafter. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

During fiscal 2026 and in future years, we have made, and expect to continue to make, additional investments in enterprise cloud computing services to allow us to scale with our customers and continue to evolve our security measures. We plan to upgrade or replace various internal systems to scale with our overall growth. While we continue to make investments in our infrastructure service providers to provide capacity for the growth of our business, our strategy may continue to change related to these investments and we may slow the pace of our investments.

Other Future Obligations

As of January 31, 2026, we expect approximately $220 million to $250 million in future cash payments related to our restructuring initiatives, primarily related to workforce costs, such as severance payments. We generally expect to satisfy these commitments with cash on our balance sheet and cash provided by operating activities.

Stakeholder Impact

We believe that business is the greatest platform for change. Guided by our values, we work to earn the trust of our stakeholders. Transparency is key to trust, which is why we have published an annual Stakeholder Impact Report for over ten years to keep our stakeholders informed and to hold ourselves accountable to our sustainability, impact and equality strategies. Our disclosures in these areas are also informed by topics identified through relevancy assessments and third-party ESG reporting organizations, frameworks and standards. Read more about these initiatives and view our Stakeholder Impact Report at https://salesforce.com/stakeholder-impact-report. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates and equity investment risks. This exposure has increased due to recent financial market movements and changes to our expectations of near-term possible movements caused by the impact of the macroeconomic environment as discussed in more detail below.

Foreign Currency Exchange Risk

We primarily conduct our business in the following locations: the United States, Europe, Canada, Latin America, Asia Pacific and Japan. The expanding global scope of our business exposes us to the risk of fluctuations in foreign currency markets, including emerging markets. This exposure is the result of selling in multiple currencies, operating in countries where the functional currency is the local currency and growth in our international investments, including infrastructure expansion, costs associated with third-party infrastructure providers and additional headcount in foreign countries. Specifically, our results of operations and cash flows are subject to fluctuations in the following currencies: the Euro, British Pound Sterling, Japanese Yen, Canadian Dollar, Australian Dollar and Brazilian Real against the United States Dollar ("USD"). These exposures may change over time as business practices evolve and economic conditions change. Changes in foreign currency exchange rates could have an adverse impact on our financial results and cash flows.

Foreign Currency Transaction Risk

Our foreign currency exposures typically arise from selling annual and multi-year subscriptions in multiple currencies, customer accounts receivable, intercompany transfer pricing arrangements and other intercompany transactions. Our foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on selected assets or liabilities without exposing us to additional risk associated with transactions that could be regarded as speculative.

We pursue our objective by utilizing foreign currency forward contracts to offset foreign exchange risk. Our foreign currency forward contracts are generally short-term in duration. We neither use these foreign currency forward contracts for trading purposes nor do we currently designate these forward contracts as hedging instruments under the relevant accounting and financial reporting guidelines. Accordingly, we record the fair values of these contracts as of the end of our reporting period to our consolidated balance sheets with changes in fair values recorded to our consolidated statements of operations. Given the short duration of the forward contracts, the amount recorded is not significant. Our ultimate realized gain or loss with respect to foreign currency exposures will generally depend on the size and type of cross-currency transactions that we enter into, the currency exchange rates associated with these exposures and changes in those rates, the net realized gain or loss on our foreign currency forward contracts and other factors.

Foreign Currency Translation Risk

Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenues, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into USD. Total revenue during fiscal 2026 was positively impacted by approximately one percent due to fluctuations in foreign currencies compared to fiscal 2025. In addition, fluctuations in foreign currencies positively impacted our current remaining performance obligation growth rate as of January 31, 2026 by approximately three percent compared to what we would have reported as of January 31, 2025 using constant currency rates.

Interest Rate Sensitivity

As of January 31, 2026, we had cash, cash equivalents and marketable securities totaling $9.6 billion. This amount was invested primarily in money market funds, time deposits, corporate notes and bonds, government securities and other debt securities with credit ratings of at least BBB or better. The cash, cash equivalents and marketable securities are held for general corporate purposes, including share repurchases, dividend payments, acquisitions of, or investments in, complementary businesses, services or technologies, working capital and capital expenditures. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed-rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "available for sale," no gains or losses are recognized in our consolidated statements of operations due to changes in interest rates. Gains or losses recognized in our consolidated statements of operations are limited to those related to either the sale of securities prior to maturity or expected credit losses.

Our fixed-income portfolio is also subject to interest rate risk. An immediate increase or decrease in interest rates of 100 basis points at January 31, 2026 could result in a $31 million market value reduction or increase of the same amount. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in comprehensive income, net, and are realized only if we sell the underlying securities.

At January 31, 2025, we had cash, cash equivalents and marketable securities totaling $14.0 billion. Changes in interest rates of 100 basis points would have resulted in market value changes of $61 million.

Market Risk and Market Interest Risk

We deposit our cash with multiple financial institutions.

Debt

We maintain debt obligations that are subject to market interest risk, as follows (in millions):

Instrument	Maturity Date	Principal Outstanding as of January 31, 2026	Interest Terms	Contractual Interest Rate
364-day Informatica Credit Agreement (1)	November 2026	$ 4,000	Floating	4.42%
Three-year Informatica Credit Agreement (1)	November 2028	2,000	Floating	4.42
Revolving Loan Credit Agreement	October 2029	0	Floating	N/A
2028 Senior Notes	April 2028	1,500	Fixed	3.70
2028 Senior Sustainability Notes	July 2028	1,000	Fixed	1.50
2031 Senior Notes	July 2031	1,500	Fixed	1.95
2041 Senior Notes	July 2041	1,250	Fixed	2.70
2051 Senior Notes	July 2051	2,000	Fixed	2.90
2061 Senior Notes	July 2061	1,250	Fixed	3.05

(1) The 364-day and Three-year Informatica Credit Agreements were drawn in November 2025 upon the acquisition of Informatica. The contractual interest rate represents the weighted-average for the period outstanding.

The borrowings under the Informatica Credit Agreements bear interest at a fluctuating rate per annum equal to, at our option, an alternate base rate or term Secured Overnight Financing Rate ("SOFR"), in each case, plus an applicable margin calculated based on our credit ratings. As of January 31, 2026, the entire amount available was outstanding under the Informatica Credit Agreements.

Any borrowings under our Revolving Loan Credit Agreement bear interest, at our option, at a base rate plus a spread of 0.00% or an adjusted benchmark rate plus a spread of 0.50% to 0.85%, in each case, with such spread being determined based on our credit rating. We are also obligated to pay an ongoing commitment fee on undrawn amounts. As of January 31, 2026, there was no outstanding borrowing amount under the Credit Facility.

The bank counterparties to our derivative contracts potentially expose us to credit-related losses in the event of their nonperformance. To mitigate that risk, we only contract with counterparties who meet the minimum requirements under our counterparty risk assessment process. We monitor ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on our ongoing assessment of counterparty risk, we adjust our exposure to various counterparties. We generally enter into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. However, we do not have any master netting arrangements in place with collateral features.

Strategic Investments

As of January 31, 2026, our strategic investment portfolio consisted of investments in over 450 companies with a combined carrying value of $7.6 billion, including two privately held investments with carrying values that were individually greater than five percent of the total strategic investments portfolio and represented 35 percent of the portfolio in aggregate.

The following table sets forth additional information regarding active equity investments within our strategic investment portfolio as of January 31, 2026 and excludes exited investments (in millions):

Investment Type	Capital Invested	Unrealized Gains (Cumulative)	Unrealized Losses (Cumulative)	Carrying Value as of January 31, 2026
Publicly held equity securities	$ 3	$ 3	$ (1)	$ 5
Privately held equity securities	6,151	2,481	(1,090)	7,542
Total equity securities	$ 6,154	$ 2,484	$ (1,091)	$ 7,547

Fluctuations in the value of our privately held equity securities are only recorded when there is an observable transaction for a same or similar security of the same issuer, or in the event of impairment. These investments are in various classes of equity with varying rights and preferences. The particular securities we hold, and their rights and preferences relative to other securities within the capital structure of a company, may impact the magnitude by which our investment value moves in relation to changes in the total fair value of that company. For example, our five largest privately held equity securities represent $3.5 billion in total strategic investments as of January 31, 2026. If the enterprise value of the companies in which we hold those securities decreased by ten percent, the carrying value of our investment portfolio would decline by approximately $292 million. We anticipate future volatility in our consolidated statements of operations due to changes in market prices, observable price changes and impairments of our strategic investments. The resulting gains or losses could be material depending on market conditions and events, particularly in periods with economic uncertainty, inflation, volatile public equity markets or unsettled global market conditions.

We continually evaluate our investments in privately held and publicly traded companies. In certain cases, our ability to sell these investments may be impacted by contractual obligations to hold the securities for a set period of time after a public offering.

In addition, the financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation to the cost of our initial investment. All of our investments, particularly those in privately held companies, are therefore subject to a risk of partial or total loss of invested capital.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Salesforce, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Salesforce, Inc. (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter	As described in Notes 1 and 2 to the consolidated financial statements, the Company recognizes revenue primarily from subscription and support services and professional services contracts in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts with its customers that may include promises to transfer multiple cloud services, software licenses, premium support and professional services. Significant judgment may be required by the Company in determining revenue recognition for these customer agreements, including the determination of whether products and services are considered distinct performance obligations and the determination of standalone selling prices, particularly for products and services that are not sold separately.
	Auditing the Company's accounting for revenue contracts with customers required significant judgment to assess management's determination of performance obligations and standalone selling prices.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify performance obligations and allocate the transaction price to those performance obligations, including controls over determining standalone selling prices.
	To test the Company's judgments and conclusions related to the identification of performance obligations and determination of standalone selling prices, our audit procedures included, among others, obtaining an understanding of the Company's various service offerings and evaluating management's conclusions regarding which were distinct. We read a sample of executed contracts to assess management's evaluation of significant terms, including the determination of distinct performance obligations, and the related standalone selling price. We evaluated the information utilized to determine standalone selling price and we tested the mathematical accuracy of the Company's calculations.

Business Combinations – Valuation of intangible assets

Description of the Matter	As described in Note 7 to the consolidated financial statements, the Company completed the acquisition of Informatica, Inc. during fiscal year 2026 for total net consideration of $9.6 billion. In connection with this acquisition, management recognized customer relationship and developed technology intangible assets of $3.5 billion. The valuation of the customer relationship and developed technology intangible assets is complex and judgmental due to the use of subjective assumptions in the valuation models used by management when determining their estimated fair value. In particular, the fair value estimates for the acquired assets are sensitive to changes in assumptions for revenue growth and operating expenses.
	Auditing management's valuation of customer relationship and developed technology intangibles is complex due to the auditor judgement required to evaluate management's assumptions used in determining the fair value of these assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the determination of the fair value of customer relationship and developed technology intangible assets. This included controls over management's development of the assumptions described above.
	To test the estimated fair value of the customer relationship and developed technology intangible assets, we performed audit procedures that included, among others, evaluating the significant assumptions used by the Company to develop the forecasted revenue growth rates and projected operating expenses, including validating the completeness and accuracy of the underlying data supporting the assumptions and estimates. We performed sensitivity analyses to evaluate the changes in the fair value of the assets that would result from changes in the assumptions and compared the more sensitive significant assumptions used by management to current industry and competitor data, the Company's own historical results and to the historical results of the acquired business. In addition, we involved a valuation specialist to assist in our evaluation of the methodology used by the Company and the significant assumptions underlying the fair value estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

San Francisco, California
March 2, 2026

<h2>Report of Independent Registered Public Accounting Firm</h2>

To the Stockholders and the Board of Directors of Salesforce, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Salesforce, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Salesforce, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Informatica, Inc. (Informatica) and Regrello Corp. (Regrello), which are included in the 2026 consolidated financial statements of the Company and constituted approximately one percent of consolidated total assets and net assets, as of January 31, 2026, and less than one percent of consolidated total revenues and total operating expenses, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Informatica and Regrello.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
March 2, 2026

Salesforce, Inc.
Consolidated Balance Sheets
(in millions)

		January 31, 2026		January 31, 2025
Assets				
Current assets:				
Cash and cash equivalents	$	7,327	$	8,848
Marketable securities		2,238		5,184
Accounts receivable, net		14,339		11,945
Costs capitalized to obtain revenue contracts, net		2,075		1,971
Prepaid expenses and other current assets		2,243		1,779
Total current assets		28,222		29,727
Property and equipment, net		3,120		3,236
Operating lease right-of-use assets, net		2,003		2,157
Noncurrent costs capitalized to obtain revenue contracts, net		2,985		2,475
Strategic investments		7,591		4,852
Goodwill		57,941		51,283
Intangible assets acquired through business combinations, net		6,815		4,428
Deferred tax assets and other assets, net		3,628		4,770
Total assets	$	112,305	$	102,928
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable, accrued expenses and other liabilities	$	8,253	$	6,658
Operating lease liabilities, current		548		579
Unearned revenue		24,317		20,743
Debt, current		4,000		0
Total current liabilities		37,118		27,980
Noncurrent debt		10,439		8,433
Noncurrent operating lease liabilities		2,189		2,380
Other noncurrent liabilities		3,417		2,962
Total liabilities		53,163		41,755
Commitments and contingencies (See Notes 6 and 14)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 5 shares authorized and none issued and outstanding		0		0
Common stock, $0.001 par value; 1,600 shares authorized, 1,073 and 1,056 shares issued as of January 31, 2026 and 2025, respectively, and 929 and 962 shares outstanding as of January 31, 2026 and 2025, respectively		1		1
Treasury stock, at cost		(32,228)		(19,507)
Additional paid-in capital		68,835		64,576
Accumulated other comprehensive income (loss)		313		(266)
Retained earnings		22,221		16,369
Total stockholders' equity		59,142		61,173
Total liabilities and stockholders' equity	$	112,305	$	102,928

See accompanying Notes.

Salesforce, Inc.
Consolidated Statements of Operations
(in millions, except per share data)

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Revenues:			
Subscription and support	$ 39,388	$ 35,679	$ 32,537
Professional services and other	2,137	2,216	2,320
Total revenues	41,525	37,895	34,857
Cost of revenues (1)(2):			
Subscription and support	6,796	6,198	6,177
Professional services and other	2,474	2,445	2,364
Total cost of revenues	9,270	8,643	8,541
Gross profit	32,255	29,252	26,316
Operating expenses (1)(2):			
Research and development	5,993	5,493	4,906
Sales and marketing	14,345	13,257	12,877
General and administrative	3,000	2,836	2,534
Restructuring	586	461	988
Total operating expenses	23,924	22,047	21,305
Income from operations	8,331	7,205	5,011
Gains (losses) on strategic investments, net	1,017	(121)	(277)
Other income	172	354	216
Income before provision for income taxes	9,520	7,438	4,950
Provision for income taxes	(2,063)	(1,241)	(814)
Net income	$ 7,457	$ 6,197	$ 4,136
Basic net income per share	$ 7.85	$ 6.44	$ 4.25
Diluted net income per share	$ 7.80	$ 6.36	$ 4.20
Shares used in computing basic net income per share	950	962	974
Shares used in computing diluted net income per share	956	974	984

(1) Amounts include amortization of intangible assets acquired through business combinations, as follows:

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Cost of revenues	$ 692	$ 750	$ 978
Sales and marketing	995	901	891

(2) Amounts include stock-based compensation expense, as follows:

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Cost of revenues	$ 553	$ 518	$ 431
Research and development	1,162	1,091	972
Sales and marketing	1,287	1,205	1,062
General and administrative	478	367	299
Restructuring	29	2	23

See accompanying Notes.

Consolidated Statements of Comprehensive Income

(in millions)

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Net income	$ 7,457	$ 6,197	$ 4,136
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation and other gains (losses)	543	(66)	(11)
Unrealized gains on marketable securities	44	31	83
Other comprehensive income, before tax	587	(35)	72
Tax effect	(8)	(6)	(23)
Other comprehensive income, net	579	(41)	49
Comprehensive income	$ 8,036	$ 6,156	$ 4,185

See accompanying Notes.

Salesforce, Inc.
Consolidated Statements of Stockholders' Equity
(in millions)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 31, 2023	1,009	1	(28)	(4,000)	55,047	(274)	7,585	58,359
Common stock issued	26	0	0	0	1,994	0	0	1,994
Common stock repurchased	0	0	(36)	(7,692)	0	0	0	(7,692)
Stock-based compensation	0	0	0	0	2,800	0	0	2,800
Other comprehensive income, net of tax	0	0	0	0	0	49	0	49
Net income	0	0	0	0	0	0	4,136	4,136
Balance at January 31, 2024	1,035	1	(64)	(11,692)	59,841	(225)	11,721	59,646
Common stock issued	21	0	0	0	1,535	0	0	1,535
Common stock repurchased	0	0	(30)	(7,815)	0	0	0	(7,815)
Stock-based compensation	0	0	0	0	3,200	0	0	3,200
Other comprehensive loss, net of tax	0	0	0	0	0	(41)	0	(41)
Cash dividends declared	0	0	0	0	0	0	(1,549)	(1,549)
Net income	0	0	0	0	0	0	6,197	6,197
Balance at January 31, 2025	1,056	1	(94)	(19,507)	64,576	(266)	16,369	61,173
Common stock issued	17	0	0	0	1,062	0	0	1,062
Common stock withheld related to net share settlement of equity awards	0	0	0	0	(325)	0	0	(325)
Common stock repurchased	0	0	(50)	(12,721)	0	0	0	(12,721)
Stock-based compensation	0	0	0	0	3,522	0	0	3,522
Other comprehensive loss, net of tax	0	0	0	0	0	579	0	579
Cash dividends and dividend equivalents declared	0	0	0	0	0	0	(1,605)	(1,605)
Net income	0	0	0	0	0	0	7,457	7,457
Balance at January 31, 2026	1,073	1	(144)	(32,228)	68,835	313	22,221	59,142

See accompanying Notes.

Salesforce, Inc.
Consolidated Statements of Cash Flows
(in millions)

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Operating activities:			
Net income	$ 7,457	$ 6,197	$ 4,136
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (1)	3,631	3,477	3,959
Amortization of costs capitalized to obtain revenue contracts, net	2,197	2,095	1,925
Stock-based compensation expense	3,509	3,183	2,787
(Gains) losses on strategic investments, net	(1,017)	121	277
Changes in assets and liabilities, net of business combinations:			
Accounts receivable, net	(2,160)	(490)	(659)
Costs capitalized to obtain revenue contracts, net	(2,811)	(2,121)	(1,872)
Prepaid expenses and other current assets and other assets	819	(1,495)	(843)
Accounts payable and accrued expenses and other liabilities	1,014	1,089	(478)
Operating lease liabilities	(567)	(548)	(621)
Unearned revenue	2,924	1,584	1,623
Net cash provided by operating activities	14,996	13,092	10,234
Investing activities:			
Business combinations, net of cash acquired	(9,268)	(2,734)	(82)
Purchases of strategic investments	(1,958)	(539)	(496)
Sales of strategic investments	184	126	108
Purchases of marketable securities	(3,763)	(6,879)	(3,761)
Sales of marketable securities	4,414	4,143	1,511
Maturities of marketable securities	2,395	3,378	2,129
Capital expenditures	(594)	(658)	(736)
Net cash used in investing activities	(8,590)	(3,163)	(1,327)
Financing activities:			
Proceeds from issuance of debt, net of issuance costs	6,000	0	0
Repurchases of common stock	(12,596)	(7,829)	(7,620)
Payments for taxes related to net share settlement of equity awards	(351)	0	0
Proceeds from employee stock plans	1,039	1,540	1,954
Principal payments on financing obligations	(584)	(603)	(629)
Repayments of debt	0	(1,000)	(1,182)
Payments of dividends and dividend equivalents	(1,587)	(1,537)	0
Net cash used in financing activities	(8,079)	(9,429)	(7,477)
Effect of exchange rate changes	152	(124)	26
Net increase (decrease) in cash and cash equivalents	(1,521)	376	1,456
Cash and cash equivalents, beginning of period	8,848	8,472	7,016
Cash and cash equivalents, end of period	$ 7,327	$ 8,848	$ 8,472

(1) Includes amortization of intangible assets acquired through business combinations, depreciation of fixed assets and amortization and impairment of right-of-use assets.

See accompanying Notes.

Salesforce, Inc.
Consolidated Statements of Cash Flows
Supplemental Cash Flow Disclosure
(in millions)

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
Supplemental cash flow disclosure:						
Cash paid during the period for:						
Interest	$	276	$	233	$	254
Income taxes, net of tax refunds	$	1,282	$	2,061	$	1,027

See accompanying Notes.

Salesforce, Inc.

Notes to Consolidated Financial Statements

1. Summary of Business and Significant Accounting Policies

Description of Business

Salesforce, Inc. (the "Company") is a global leader in customer relationship management technology that brings companies and customers together. With the deeply unified Agentforce 360 Platform, the Company delivers a single source of truth, connecting customer data with integrated artificial intelligence ("AI") across systems, apps and devices to help companies sell, service, market and conduct commerce from anywhere. During the third quarter of fiscal 2025, the Company introduced Agentforce, a new layer of the trusted Agentforce 360 Platform that enables companies to build and deploy AI agents that can respond to inputs, make decisions and take action autonomously across business functions. Agentforce includes a suite of customizable agents for use across sales, service, marketing and commerce. Since its founding in 1999, the Company has enabled companies of every size and industry to transform their businesses in the digital-first world, pioneering innovations in cloud, mobile, social, analytics and AI.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2026, for example, refer to the fiscal year ending January 31, 2026.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the Company's consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the determination of:

- the standalone selling price ("SSP") of performance obligations for revenue contracts with multiple performance obligations;
- the valuation of privately-held strategic investments;
- the fair value of assets acquired and liabilities assumed for business combinations;
- the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions;
- the useful lives of intangible assets; and
- the fair value of certain stock awards issued.

Actual results could differ materially from these estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, which forms the basis for making judgments about the carrying values of assets and liabilities as well as income and expenses to be recognized.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. Over the past few years, the Company has completed a number of acquisitions which have allowed the Company to expand its offerings, presence and reach in various market segments of the enterprise cloud computing market. While the Company has offerings in multiple enterprise cloud computing market segments, including as a result of the Company's acquisitions, and operates in multiple countries, the Company's business operates in one operating segment because most of the Company's service offerings operate on the Agentforce 360 Platform and are deployed in a nearly identical manner, and the Company's CODM evaluates the Company's financial information and resources, and assesses the performance of these resources, on a consolidated net income basis. Additionally, the measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The Company's significant segment expenses, which are the expenses included in operating income as well as gains (losses) on strategic investments, and other segment items, which includes other income and provision for income taxes, are included in the Company's consolidated statement of operations. Additionally, further components of the Company's measure of profit or loss, which is consolidated net income, are included throughout the Company's financial statements.

Concentrations of Credit Risk, Significant Customers and Investments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company monitors and manages the overall exposure of its cash balances to individual financial institutions on an ongoing basis. The Company's marketable securities portfolio consists primarily of investment-grade securities and the Company's policies limit the amount of credit exposure to any one issuer. The Company does not require collateral for accounts receivable. The Company maintains an allowance for its doubtful accounts receivable for estimated credit losses. This allowance is based upon historical loss patterns, the number of days that billings are past due, an evaluation of the potential risk of loss associated with delinquent accounts and current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss patterns. The Company records the allowance against bad debt expense through the consolidated statements of operations, included in general and administrative expense, up to the amount of revenues recognized to date. Any incremental allowance is recorded as an offset to unearned revenue on the consolidated balance sheets. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

No single customer accounted for ten percent or more of accounts receivable as of January 31, 2026 and January 31, 2025. No single customer accounted for ten percent or more of total revenue during fiscal 2026 and 2025. As of January 31, 2026 and January 31, 2025, assets located outside the Americas were 16 percent and 17 percent of total assets, respectively. As of January 31, 2026 and January 31, 2025, assets located in the United States were 82 percent and 81 percent of total assets, respectively.

The Company is also exposed to concentrations of risk in its strategic investment portfolio, including within specific industries, as the Company primarily invests in enterprise cloud companies, technology startups and system integrators. As of January 31, 2026, two of the Company's privately held investments had carrying values that were individually greater than five percent of its total strategic investments portfolio and represented approximately 35 percent of the portfolio in the aggregate. As of January 31, 2025, the Company held four investments, all privately held, with carrying values that were individually greater than five percent of its strategic investments portfolio and represented approximately 24 percent of the portfolio in the aggregate.

Revenue Recognition

The Company derives its revenues from two sources: (1) subscription and support revenues and (2) professional services and other revenues. Subscription and support revenues primarily include subscription fees from customers accessing the Company's enterprise cloud computing services (collectively, "Cloud Services"), software license revenues from the sales of term software licenses and support revenues from the sales of support and updates beyond the basic subscription or software license sales. Professional services and other revenues include professional and advisory services for process mapping, project management and implementation services and training services.

Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when or as the Company satisfies the performance obligations.

Subscription and Support Revenues

Subscription and support revenues are comprised of fees that provide customers with access to Cloud Services, software licenses and related support and updates during the term of the arrangement.

Cloud Services allow customers to use the Company's multi-tenant software without taking possession of the software. Revenue is generally recognized ratably over the contract term. Substantially all of the Company's subscription service arrangements are noncancellable and do not contain refund-type provisions.

Subscription and support revenues also include revenues associated with term software licenses that provide the customer with a right to use the software as it exists when made available. Revenues from term software licenses are generally recognized at the point in time when the software is made available to the customer. Revenue from software support and updates is recognized as the support and updates are provided, which is generally ratably over the contract term.

The Company typically invoices its customers annually and its payment terms provide that customers pay within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in unearned revenue or revenue, depending on whether transfer of control to customers has occurred.

Professional Services and Other Revenues

The Company's professional services contracts are either on a time and materials, fixed price or subscription basis. These revenues are recognized as the services are rendered for time and materials contracts, on a proportional performance basis for fixed price contracts or ratably over the contract term for subscription professional services contracts. Other revenues consist primarily of training revenues recognized as such services are performed.

Significant Judgments - Contracts with Multiple Performance Obligations

The Company enters into contracts with its customers that may include promises to transfer multiple performance obligations such as Cloud Services, software licenses, support and updates and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are concluded to be distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Cloud Services, software licenses and support and updates services are generally concluded to be distinct because such offerings are often sold separately. In determining whether professional services are distinct, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, the Company has concluded that professional services included in contracts with multiple performance obligations are distinct.

The Company allocates the transaction price to each performance obligation on a relative SSP basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of the Company's transactions, the customer demographic, the geographic area where services are sold, price lists, the Company's go-to-market strategy, historical and current sales and contract prices. In instances where the Company does not sell or price a product or service separately, the Company maximizes the use of observable inputs by using information that may include market conditions. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

In certain cases, the Company is able to establish SSP based on observable prices of products or services sold or priced separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when indicated by the distribution of its observable prices.

Alternatively, the Company uses a range of amounts to estimate SSP when the pricing practices or distribution of the observable prices are highly variable. The Company typically has more than one SSP for individual products and services due to the stratification of those products and services by customer size and geography.

Costs Capitalized to Obtain Revenue Contracts

The Company capitalizes incremental costs of obtaining revenue contracts related to noncancellable Cloud Services subscription, ongoing Cloud Services support and license support and updates. For contracts with term software licenses where revenue is recognized upfront when the software is made available to the customer, costs allocable to those licenses are expensed as they are incurred. Capitalized amounts consist primarily of sales commissions paid to the Company's direct sales force on new and renewal contracts, the associated payroll and benefit costs, and success fees paid to partners.

Costs capitalized related to new revenue contracts are amortized on a straight-line basis over four years, which is longer than the typical initial contract period, but reflects the estimated average period of benefit, including expected contract renewals. In arriving at this average period of benefit, the Company evaluates both qualitative and quantitative factors which included the estimated life cycles of its offerings and its customer attrition. Additionally, the Company amortizes capitalized costs for renewals over two years.

The capitalized amounts are recoverable through future revenue streams under all noncancellable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

Amortization of capitalized costs to obtain revenue contracts is included in sales and marketing expense in the accompanying consolidated statements of operations. There were no impairments of costs to obtain revenue contracts for fiscal 2026 and 2025.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at fair value.

Marketable Securities

The Company considers all of its marketable debt securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Securities are classified as available for sale and are carried at fair value, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive income until realized. Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of the excess, if any, is caused by expected credit losses. Expected credit losses on securities are recognized in other income on the consolidated statements of operations and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. For the purposes of computing realized and unrealized gains and losses, the cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of investment income within other income on the consolidated statements of operations.

Strategic Investments

The Company holds strategic investments in publicly held equity securities, privately held equity securities and other investments in which the Company does not have a controlling interest.

Privately held equity securities where the Company lacks a controlling financial interest but does exercise significant influence are accounted for under the equity method. Privately held equity securities not accounted for under the equity method are recorded at cost and adjusted only for observable transactions for same or similar investments of the same issuer or impairment events (referred to as the measurement alternative). All gains and losses on privately held equity securities, realized and unrealized, are recorded through gains (losses) on strategic investments, net on the consolidated statements of operations. Other privately held investments not classified as debt or equity securities are recorded at cost and adjusted for impairment events, with any associated gains and losses recorded through gains (losses) on strategic investments, net on the consolidated statements of operations.

Valuations of privately held securities are inherently complex and require judgment due to the lack of readily available market data. In determining the estimated fair value of its strategic investments in privately held companies, the Company utilizes the most recent data available to the Company. The Company assesses its privately held strategic investments quarterly for impairment. The Company's impairment analysis encompasses an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology and the rate at which the investee is using its cash. If the investment is considered impaired, the Company estimates the fair value of the investment and recognizes any resulting impairment through the consolidated statements of operations.

Publicly held equity securities are measured at fair value with changes recorded through gains (losses) on strategic investments, net on the consolidated statements of operations.

Fair Value Measurement

The Company measures its cash and cash equivalents, marketable securities, publicly held equity securities and foreign currency derivative contracts at fair value. In addition, the Company measures certain of its strategic investments, including its privately held equity securities, at fair value on a nonrecurring basis when there has been an observable price change in a same or similar security or an impairment event. The additional disclosures regarding the Company's fair value measurements are included in Note 4 "Fair Value Measurement."

Derivative Financial Instruments

The Company enters into foreign currency derivative contracts with financial institutions to reduce foreign exchange risk associated with intercompany transactions and other monetary assets or liabilities denominated in currencies other than the functional currency of a subsidiary. The Company uses forward currency derivative contracts, which are not designated as hedging instruments, to minimize the Company's exposure to balances primarily denominated in the Euro, British Pound Sterling, Canadian Dollar, Australian Dollar, Brazilian Real and Japanese Yen. The Company's derivative financial instruments program is not conducted for trading or speculative purposes. The Company generally enters into master netting arrangements with the financial institutions with which it contracts for such derivatives, which permit net settlement of transactions with the same counterparty, thereby reducing risk of credit-related losses from a financial institutions' nonperformance. While the contract or notional amount is often used to express the volume of foreign currency derivative contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties. The notional amount of outstanding foreign currency derivative contracts as of January 31, 2026 and January 31, 2025 was $11.9 billion and $10.7 billion, respectively.

Outstanding foreign currency derivative contracts are recorded at fair value on the consolidated balance sheets. Unrealized gains or losses due to changes in the fair value of these derivative contracts, as well as realized gains or losses from their net settlement, are recognized as other income in the consolidated statements of operations consistent with the offsetting gains or losses resulting from the remeasurement or settlement of the underlying foreign currency denominated receivables and payables.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Buildings and building improvements	10 to 40 years
Computers, equipment and software	3 to 5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the estimated lease term or 10 years

The Company estimates the useful lives of property and equipment upon initial recognition and periodically evaluates the useful lives and whether events or changes in circumstances warrant a revision to the useful lives.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from their respective accounts and any loss on such retirement is reflected in operating expenses.

Leases

The Company has entered into operating and finance leases for corporate offices, data centers, and equipment. The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are included in operating lease right-of-use ("ROU") assets and current and noncurrent operating lease liabilities on the Company's consolidated balance sheets. Assets (also referred to as ROU assets) and liabilities recognized from finance leases are included in property and equipment, accrued expenses and other liabilities and other noncurrent liabilities, respectively, on the Company's consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term. The corresponding lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less for any asset classes.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement, net of any future tenant incentives. The Company has lease agreements which contain both lease and non-lease components, which it has elected to combine for all asset classes. As such, minimum lease payments include fixed payments for non-lease components within a lease agreement but exclude variable lease payments not dependent on an index or rate, such as common area maintenance, operating expenses, utilities, or other costs that are subject to fluctuation from period to period. The Company's lease terms may include options to extend or terminate the lease. Periods beyond the noncancellable term of the lease are included in the measurement of the lease liability only when it is reasonably certain that the Company will exercise the associated extension option or waive the termination option. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company. As most of the Company's leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate. The Company's incremental borrowing rate is an estimate of the interest rate the Company would have to pay to borrow on a collateralized basis with similar terms and payments, in the economic environment where the leased asset is located.

The lease ROU asset is recognized based on the lease liability, adjusted for any rent payments or initial direct costs incurred or tenant incentives received prior to commencement.

Lease expense for operating leases, which includes amortization expense of ROU assets, is recognized on a straight-line basis over the lease term. Amortization expense of finance lease ROU assets is recognized on a straight-line basis over the lease term and interest expense for finance lease liabilities is recognized based on the incremental borrowing rate. Expense for variable lease payments is recognized as incurred.

On the lease commencement date, the Company also establishes assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are included in property and equipment, net and are amortized over the lease term.

The Company has entered into subleases or has made decisions and taken actions to sublease or discontinue use of certain leased assets. Similar to other long-lived assets discussed below, management tests ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For leased assets, such circumstances would include the decision to discontinue use prior to the end of the minimum lease term or subleases, in the case of office space, for which estimated cash flows do not fully cover the costs of the associated lease.

Intangible Assets Acquired through Business Combinations

Intangible assets are amortized over their estimated useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Impairment Assessment

The Company evaluates intangible assets and other long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, including, but not limited to, significant adverse changes in business climate, market conditions or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset group to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value.

The Company evaluates and tests the recoverability of its goodwill for impairment annually during its fourth quarter of each fiscal year or more often if and when circumstances indicate that goodwill may not be recoverable.

Business Combinations

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions, tax-related valuation allowances and pre-acquisition contingencies are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

In the event the Company acquires an entity with which the Company has a preexisting relationship, the Company will generally recognize a gain or loss to settle that relationship as of the acquisition date within operating income on the consolidated statements of operations. In the event that the Company acquires an entity in which the Company previously held a strategic investment, the difference between the fair value of the shares as of the date of the acquisition and the carrying value of the strategic investment is recorded as a gain or loss and recorded within gains (losses) on strategic investments, net in the consolidated statements of operations.

Restructuring

The Company generally recognizes employee severance costs when payments are probable and amounts are estimable or when notification occurs, depending on the region where an employee works. Costs related to contracts without future benefit or contract termination are recognized at the earlier of the contract termination or the cease-use dates. Other exit-related costs are recognized as incurred.

Stock-Based Compensation Expense

Stock-based compensation expense is measured based on grant date at fair value using the grant date closing stock price for restricted stock units and restricted stock awards and using the Black-Scholes option pricing model for stock options and shares issued pursuant to the Amended and Restated 2004 Employee Stock Purchase Plan ("ESPP"). The Company recognizes stock-based compensation expense related to restricted stock units, restricted stock awards, stock options and shares issued pursuant to the ESPP on a straight-line basis, net of estimated forfeitures, over the requisite service period of the awards, which is generally the vesting term of four years for restricted stock units, restricted stock awards, and stock options, and the 12-month offering period for shares issued pursuant to the ESPP. The estimated forfeiture rate applied is based on historical forfeiture rates.

The Company grants performance-based restricted stock units and performance-based stock options to executive officers and other members of senior management, which may include a market condition, a performance condition, or both, in addition to a service condition. Stock-based compensation expense related to awards with a market condition are measured at fair value using a Monte Carlo simulation model and the expense related to these awards is recognized on a graded-vesting basis, net of estimated forfeitures, over the requisite service period of the awards, which is generally the vesting term. Stock-based compensation expense related to awards with a performance condition are measured based on the grant date closing stock price and the expense related to these awards is recognized based on the requisite service period elapsed, as well as the probability of achievement and estimated attainment of the performance condition as of the end of our reporting period.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $0.8 billion, $1.0 billion, and $1.1 billion for fiscal 2026, 2025 and 2024, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company's judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Foreign Currency Translation

The functional currency of the Company's major foreign subsidiaries is generally the local currency. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive income. Foreign currency transaction gains and losses are included in other income in the consolidated statements of operations.

Warranties and Indemnification

The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe on a third party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

New Accounting Pronouncements Adopted in Fiscal 2026

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. The Company adopted ASU 2023-09 in the fourth quarter of fiscal 2026 on a retrospective basis.

New Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which requires disaggregation of certain costs in a separate note to the financial statements, such as the amounts of employee compensation, depreciation and intangible asset amortization, included in each relevant expense caption in annual and interim consolidated financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027 on a retrospective or prospective basis, with early adoption permitted. The Company is evaluating the effect that ASU 2024-03 will have on its financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"), which provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the effect that ASU 2025-06 will have on its financial statement disclosures.

2. Revenues

Disaggregation of Revenue

Subscription and Support Revenue by the Company's Service Offerings [1]

Subscription and support revenues consisted of the following (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Agentforce Sales	$ 9,028	$ 8,322	$ 7,580
Agentforce Service	9,818	9,054	8,245
Agentforce 360 Platform, Slack and Other (2)	8,882	7,247	6,611
Agentforce Marketing and Agentforce Commerce	5,428	5,281	4,912
Agentforce Integration and Agentforce Analytics	6,232	5,775	5,189
	$ 39,388	$ 35,679	$ 32,537

(1) In the third quarter of fiscal 2026, the Company renamed its service offerings to reference Agentforce. There were no changes in the allocation of revenue between these service offerings as a result of this change.
(2) Agentforce 360 Platform, Slack and Other revenue for the year ended January 31, 2026 includes $388 million in subscription and support revenue from Informatica, Inc. ("Informatica"), which the Company acquired in November 2025.

Total Revenue by Geographic Locations

Revenues by geographical region consisted of the following (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Americas	$ 27,193	$ 25,143	$ 23,289
Europe	10,017	8,891	8,128
Asia Pacific	4,315	3,861	3,440
	$ 41,525	$ 37,895	$ 34,857

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was approximately 93 percent during fiscal 2026, 2025, and 2024, respectively. No other country represented more than ten percent of total revenue during fiscal 2026, 2025 and 2024.

Contract Balances

Contract Assets

The Company records a contract asset when revenue recognized on a contract exceeds the billings. Contract assets were $818 million as of January 31, 2026 as compared to $724 million as of January 31, 2025, and are included in prepaid expenses and other current assets and deferred tax assets and other assets, net on the consolidated balance sheets.

Unearned Revenue

Unearned revenue represents amounts that have been invoiced in advance of revenue recognition and is recognized as revenue when transfer of control to customers has occurred or services have been provided. The unearned revenue balance does not represent the total contract value of annual or multi-year, noncancellable subscription agreements. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size and new business linearity within the quarter.

The change in unearned revenue was as follows (in millions):

| | Fiscal Year Ended January 31, | |
	2026	2025
Unearned revenue, beginning of period	$ 20,743	$ 19,003
Billings and other (1)	45,099	39,635
Revenue recognized over time	(39,041)	(35,628)
Revenue recognized at a point in time	(2,484)	(2,267)
Unearned revenue, end of period	$ 24,317	$ 20,743

(1) Other includes, for example, the impact of foreign currency translation as well as contributions from contract assets and business combinations, including $651 million from Informatica as of the acquisition date.

Revenue recognized over time primarily includes Cloud Services subscription and support revenue, which is generally recognized ratably over time, and professional services and other revenue, which is generally recognized ratably or as delivered.

Revenue recognized at a point in time substantially consists of term software licenses.

Approximately 50 percent of total revenue recognized in fiscal 2026 was from the unearned revenue balance as of January 31, 2025.

Remaining Performance Obligation

Remaining performance obligation represents contracted revenue that has not yet been recognized and includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. The transaction price allocated to the remaining performance obligation is based on SSP. Remaining performance obligation is influenced by several factors, including seasonality, the timing of renewals, the timing of term license deliveries, average contract terms and foreign currency exchange rates. Remaining performance obligation is also impacted by acquisitions. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period end exchange rates. Remaining performance obligation is subject to future economic risks, including bankruptcies, regulatory changes and other market factors.

The Company excludes amounts related to performance obligations from professional services contracts that are billed and recognized on a time and materials basis.

The majority of the Company's noncurrent remaining performance obligation is expected to be recognized in the next 13 to 36 months.

Remaining performance obligation consisted of the following (in billions):

	Current	Noncurrent	Total
As of January 31, 2026 (1)	$ 35.1	$ 37.3	$ 72.4
As of January 31, 2025	$ 30.2	$ 33.2	$ 63.4

(1) Includes approximately $2.2 billion of remaining performance obligation related to Informatica.

3. Investments

Marketable Securities

As of January 31, 2026, marketable securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$ 1,343	$ 10	$ 0	$ 1,353
U.S. treasury securities	168	2	0	170
Mortgage-backed obligations	32	0	(1)	31
Asset-backed securities	618	4	0	622
Municipal securities	17	0	0	17
Commercial paper	30	0	0	30
Covered bonds	1	0	0	1
Other	14	0	0	14
Total marketable securities	$ 2,223	$ 16	$ (1)	$ 2,238

As of January 31, 2025, marketable securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$ 2,574	$ 6	$ (23)	$ 2,557
U.S. treasury securities	546	0	(4)	542
Mortgage-backed obligations	128	0	(6)	122
Asset-backed securities	1,218	3	(4)	1,217
Municipal securities	108	0	(1)	107
Commercial paper	506	0	0	506
Covered bonds	29	0	(2)	27
Other	106	0	0	106
Total marketable securities	$ 5,215	$ 9	$ (40)	$ 5,184

The contractual maturities of the investments classified as marketable securities were as follows (in millions):

	As of	
	January 31, 2026	January 31, 2025
Due within 1 year	$ 460	$ 2,081
Due in 1 year through 5 years	1,777	3,098
Due in 5 years through 10 years	1	5
	$ 2,238	$ 5,184

Interest income from marketable securities for fiscal year ended January 31, 2026, 2025, and 2024 was $539 million, $647 million, and $527 million, respectively, and is included in other income in the consolidated statements of operations.

Strategic Investments

Strategic investments by form and measurement category as of January 31, 2026 were as follows (in millions):

	Measurement Category			
	Fair Value	Measurement Alternative	Other	Total
Equity securities	$ 5	$ 7,415	$ 127	$ 7,547
Other investments	0	0	44	44
Balance as of January 31, 2026	$ 5	$ 7,415	$ 171	$ 7,591

Strategic investments by form and measurement category as of January 31, 2025 were as follows (in millions):

| | Measurement Category | | | |
	Fair Value	Measurement Alternative	Other	Total
Equity securities	$ 69	$ 4,617	$ 125	$ 4,811
Other investments	0	0	41	41
Balance as of January 31, 2025	$ 69	$ 4,617	$ 166	$ 4,852

The Company holds investments in, or management agreements with, variable interest entities ("VIEs") which the Company does not consolidate because it is not considered the primary beneficiary of these entities. The carrying value of VIEs within strategic investments was $160 million and $484 million, as of January 31, 2026 and January 31, 2025, respectively.

Gains (losses) on Strategic Investments, Net

The components of gains (losses) on strategic investments, net were as follows (in millions):

| | Fiscal Year Ended January 31, | | |
	2026	2025	2024
Unrealized gains (losses) recognized on publicly traded equity securities, net	$ (4)	$ (16)	$ 29
Unrealized gains recognized on privately held equity securities, net	1,470	358	119
Impairments on privately held equity securities and other investments	(496)	(582)	(466)
Unrealized gains (losses), net	970	(240)	(318)
Realized gains (losses) on sales of securities, net	47	119	41
Gains (losses) on strategic investments, net	$ 1,017	$ (121)	$ (277)

Unrealized gains and losses recognized on privately held equity securities, net includes upward and downward adjustments from equity securities accounted for under the measurement alternative, as well as gains and losses from private equity securities in other measurement categories. For privately held securities accounted for under the measurement alternative, the Company recorded upward adjustments of $1.5 billion and $385 million and impairments and downward adjustments of $511 million and $583 million for fiscal 2026 and 2025, respectively. Upward adjustments to measurement alternative investments in fiscal 2026 included $1.2 billion in gains from one privately held equity investment.

Realized gains on sales of securities, net reflects the difference between the sale proceeds and the carrying value of the security at the beginning of the period or the purchase date, if later.

4. Fair Value Measurement

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

All of the Company's cash equivalents, marketable securities and foreign currency derivative contracts are classified within Level 1 or Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing observable market inputs.

The following table presents information about the Company's assets that were measured at fair value as of January 31, 2026 and indicates the fair value hierarchy of the valuation (in millions):

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Cash equivalents (1):				
Time deposits	$ 0	$ 1,393	$ 0	$ 1,393
Money market mutual funds	3,204	0	0	3,204
Cash equivalent securities	0	567	0	567
Marketable securities:				
Corporate notes and obligations	0	1,353	0	1,353
U.S. treasury securities	0	170	0	170
Mortgage-backed obligations	0	31	0	31
Asset-backed securities	0	622	0	622
Municipal securities	0	17	0	17
Commercial paper	0	30	0	30
Covered bonds	0	1	0	1
Other	0	14	0	14
Strategic investments:				
Equity securities	5	0	0	5
Total assets	$ 3,209	$ 4,198	$ 0	$ 7,407

(1) Included in "cash and cash equivalents" in the accompanying consolidated balance sheets in addition to $2.2 billion of cash, as of January 31, 2026.

The following table presents information about the Company's assets that were measured at fair value as of January 31, 2025 and indicates the fair value hierarchy of the valuation (in millions):

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Cash equivalents (1):				
Time deposits	$ 0	$ 1,698	$ 0	$ 1,698
Money market mutual funds	4,373	0	0	4,373
Cash equivalent securities	0	686	0	686
Marketable securities:				
Corporate notes and obligations	0	2,557	0	2,557
U.S. treasury securities	0	542	0	542
Mortgage-backed obligations	0	122	0	122
Asset-backed securities	0	1,217	0	1,217
Municipal securities	0	107	0	107
Commercial paper	0	506	0	506
Covered bonds	0	27	0	27
Other	0	106	0	106
Strategic investments:				
Equity securities	69	0	0	69
Total assets	$ 4,442	$ 7,568	$ 0	$ 12,010

(1) Included in "cash and cash equivalents" in the accompanying consolidated balance sheets in addition to $2.1 billion of cash, as of January 31, 2025.

Strategic Investments Measured and Recorded at Fair Value on a Non-Recurring Basis

Substantially all of the Company's privately held equity securities and other investments are recorded at fair value on a non-recurring basis. The estimation of fair value for these investments requires the use of significant unobservable inputs, and as a result, the Company deems these assets as Level 3 within the fair value measurement framework. For privately held equity investments without a readily determinable fair value, the Company applies valuation methods based on information available, including the market approach, the common stock equivalent ("CSE") method, and option pricing models ("OPM"). Observable transactions, such as the issuance of new equity by an investee, are indicators of investee enterprise value and are used to estimate the fair value of the privately held equity investments. An OPM may be utilized to allocate value to the various classes of securities of the investee, including classes owned by the Company. Such information, available to the Company from investee companies, is supplemented with estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds. When indicators of impairment are observed for privately held equity securities, the Company generally uses the market approach to estimate the fair value of its investment, giving consideration to the latest observable transactions, as well as the investee's current and projected financial performance and other significant inputs and assumptions, including estimated time to exit, selection and analysis of guideline public companies and the rights and obligations of the securities the Company holds. The Company's privately held equity securities and other investments amounted to $7.6 billion and $4.8 billion as of January 31, 2026 and January 31, 2025, respectively.

5. Property and Equipment, Net and Other Balance Sheet Accounts

Property and Equipment

Property and equipment, net consisted of the following (in millions):

| | As of January 31, | | | |
	2026		2025	
Land	$	357	$	293
Buildings and building improvements		500		492
Computers, equipment and software		4,104		4,345
Furniture and fixtures		245		232
Leasehold improvements		1,617		1,556
Property and equipment, gross		6,823		6,918
Less accumulated depreciation and amortization		(3,703)		(3,682)
Property and equipment, net	$	3,120	$	3,236

Depreciation and amortization of fixed assets totaled $1.2 billion, $1.0 billion and $1.1 billion during fiscal 2026, 2025 and 2024, respectively.

Other Balance Sheet Accounts

Accounts payable, accrued expenses and other liabilities as of January 31, 2026 included approximately $3.3 billion of accrued compensation as compared to $2.8 billion as of January 31, 2025.

6. Leases and Other Commitments

Leases

The Company has operating leases for corporate offices, data centers and equipment under noncancellable operating and finance leases with various expiration dates. The leases have noncancellable remaining terms of 1 year to 20 years, some of which include options to extend for up to 6 years, and some of which include options to terminate within 1 year.

The components of lease expense were as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Operating lease cost	$ 614	$ 684	$ 1,041
Finance lease cost:			
Amortization of right-of-use assets	$ 375	$ 303	$ 264
Interest on lease liabilities	25	28	29
Total finance lease cost	$ 400	$ 331	$ 293

Supplemental cash flow information related to operating and finance leases was as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows for operating leases	$ 695	$ 628	$ 716
Operating cash outflows for finance leases	25	27	29
Financing cash outflows for finance leases	367	380	347
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	255	345	456

Supplemental balance sheet information related to operating and finance leases was as follows (in millions):

	As of January 31,	
	2026	2025
Operating leases:		
Operating lease right-of-use assets	$ 2,003	$ 2,157
Operating lease liabilities, current	$ 548	$ 579
Noncurrent operating lease liabilities	2,189	2,380
Total operating lease liabilities	$ 2,737	$ 2,959
Finance leases:		
Computers, equipment and software	$ 1,427	$ 1,520
Accumulated depreciation	(813)	(708)
Property and equipment, net	$ 614	$ 812
Accrued expenses and other liabilities	$ 275	$ 337
Other noncurrent liabilities	260	341
Total finance lease liabilities	$ 535	$ 678

Other information related to leases was as follows:

	As of January 31,	
	2026	2025
Weighted average remaining lease term		
Operating leases	7 years	7 years
Finance leases	3 years	3 years
Weighted average discount rate		
Operating leases	3.4 %	3.2 %
Finance leases	4.6 %	3.8 %

As of January 31, 2026, the maturities of lease liabilities under noncancellable operating and finance leases were as follows (in millions):

	Operating Leases	Finance Leases
Fiscal Period:		
Fiscal 2027	$ 615	$ 289
Fiscal 2028	571	120
Fiscal 2029	493	76
Fiscal 2030	338	58
Fiscal 2031	268	26
Thereafter	790	0
Total minimum lease payments	3,075	569
Less: Imputed interest	(338)	(34)
Total	$ 2,737	$ 535

Operating lease amounts above do not include sublease income. The Company has entered into various sublease agreements with third parties. Under these agreements, the Company expects to receive sublease income of approximately $258 million in the next five years and $35 million thereafter.

Of the total lease commitment balance, including leases not yet commenced, of $4.4 billion, approximately $3.8 billion is related to office space and data center facilities. The remaining commitment amount is primarily related to equipment.

7. Business Combinations

Fiscal Year 2026

Regrello Corp.

In October 2025, the Company acquired all of the outstanding stock of Regrello Corp. ("Regrello"), the developer of an AI-native business process automation solution. The acquisition date fair value of the consideration transferred for Regrello was $818 million, which consisted primarily of $815 million in cash. The Company recorded $704 million of goodwill in its condensed consolidated balance sheet which is primarily attributed to Regrello's assembled workforce and expanded market opportunities. The goodwill associated with the acquisition of Regrello has no tax basis and is not deductible for U.S. income tax purposes. The Company also recorded approximately $140 million of intangible assets in its consolidated balance sheet for developed technology with a useful life of four years. The fair values assigned to assets acquired and liabilities assumed are based on management's estimates and assumptions and may be subject to change as additional information is received and certain tax matters are finalized. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. The Company has included the financial results of Regrello, which were not material, in its consolidated financial statements from the date of acquisition. The transaction costs associated with the acquisition were not material.

Informatica, Inc.

In November 2025, the Company acquired all outstanding stock of Informatica, a leader in enterprise AI-powered cloud data management. The Company has included the financial results of Informatica in the consolidated financial statements from the date of acquisition. The transaction costs associated with the acquisition were not material. The acquisition date fair value of the consideration transferred for Informatica was approximately $9.6 billion, which consisted of the following (in millions):

Cash		9,538
Fair value of pre-existing relationship		62
Fair value of equity plan assumed		36
Total	$	9,636

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition (in millions):

		Fair Value
Cash and cash equivalents	$	1,405
Accounts receivable		233
Property and equipment, net		128
Operating lease right-of-use assets		27
Other assets		149
Goodwill		5,257
Intangible assets		3,818
Accounts payable, accrued expenses and other current liabilities		(221)
Unearned revenue		(651)
Operating lease liabilities		(30)
Other noncurrent liabilities		(36)
Deferred tax liability		(443)
Net assets acquired	$	9,636

The excess of purchase consideration over the fair value of other assets acquired and liabilities assumed was recorded as goodwill. The resulting goodwill is primarily attributed to the assembled workforce and expanded market opportunities, including integrating the Informatica product offering with existing Company service offerings. The goodwill is not deductible in the U.S. for income tax purposes. The fair values assigned to assets acquired and liabilities assumed are preliminary based on management's estimates and assumptions and may be subject to change as additional information is received and certain tax matters are finalized. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in millions):

		Fair Value	Useful Life
Developed technology - Cloud	$	1,350	7 years
Developed technology - Other		270	3 years
Customer relationships		1,840	10 years
Trade names		79	4 years
Backlog		279	2 years
Total intangible assets subject to amortization	$	3,818	

Developed technology represents the preliminary estimated fair value of Informatica's data management solutions. Customer relationships represent the preliminary estimated fair values of the underlying relationships with Informatica's customers.

The Company assumed restricted stock units and restricted stock awards with a preliminary estimated fair value of $330 million. Of the total consideration, $36 million was preliminarily allocated to the purchase consideration and $294 million was preliminarily allocated to future services and will be expensed over the remaining service periods on a straight-line basis.

Revenues and pretax income of Informatica included in the Company's consolidated statements of operations from the acquisition date to January 31, 2026 are as follows (in millions):

Total revenues	$	399
Pretax income		24

The following pro forma financial information summarizes the combined results of operations for the Company and Informatica, as though the companies were combined as of the beginning of the Company's fiscal 2025. The unaudited pro forma financial information was as follows (in millions):

	Fiscal Year Ended January 31,		
	2026		2025
Total revenues	$ 42,853	$	39,535
Pretax income	9,335		6,969
Net income	7,382		5,864

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Informatica to reflect the business combination accounting effects resulting from this acquisition, including the amortization expense from acquired intangible assets and the stock-based compensation expense for restricted stock units and restricted stock awards assumed as though the acquisition occurred as of the beginning of the Company's fiscal year 2025. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company's fiscal 2025.

Fiscal Year 2025

Spiff, Inc.

In February 2024, the Company acquired all outstanding stock of Spiff, Inc. ("Spiff"), an incentive compensation management platform company. The acquisition date fair value of the consideration transferred for Spiff was $419 million, which consisted primarily of $374 million in cash. The Company recorded $323 million of goodwill which is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill associated with the acquisition of Spiff has no basis and is not deductible for U.S. income tax purposes. The Company also recorded approximately $52 million of intangible assets for developed technology and customer relationships with useful lives of nine and five years, respectively.

Zoomin Software Ltd.

In November 2024, the Company acquired all outstanding stock of Zoomin Software Ltd. ("Zoomin"), a data management company. The acquisition date fair value of the consideration transferred for Zoomin was $374 million, which consisted primarily of $344 million in cash. The Company recorded $284 million of goodwill which is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill associated with the acquisition of Zoomin has no basis and is not deductible for U.S. income tax purposes. The Company also recorded approximately $94 million of intangible assets for developed technology with a useful life of three years.

Own Data Company Ltd.

In November 2024, the Company acquired all outstanding stock of Own Data Company Ltd. ("Own"), a leading provider of data protection and data management solutions. The acquisition date fair value of the consideration transferred for Own was approximately $2.1 billion, which consisted of the following (in millions):

	Fair Value
Cash	$ 1,931
Fair value of pre-existing relationship	212
Total	$ 2,143

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition (in millions):

	Fair Value
Cash and cash equivalents	$ 44
Accounts receivable	32
Operating lease right-of-use assets, net	35
Goodwill	1,789
Intangible assets	597
Other assets	11
Accounts payable, accrued expenses and other liabilities, current and noncurrent	(16)
Unearned revenue	(125)
Operating lease liabilities	(35)
Deferred tax liability	(189)
Net assets acquired	$ 2,143

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce and expanded market opportunities, for which there is no basis for U.S. income tax purposes.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Useful Life
Developed technology	$ 343	6 years
Customer relationships	224	9 years
Other purchased intangible assets	30	2 years
Total intangible assets subject to amortization	$ 597	

Developed technology represents the fair value of Own's data analysis technology. Customer relationships represent the fair values of the underlying relationships with Own customers.

The fair value of the Company's noncontrolling equity investment in Own prior to the acquisition was $172 million. The Company recognized a gain of approximately $40 million as a result of remeasuring its prior equity interest in Own held before the business combination. The gain is included in gains (losses) on strategic investments, net in the consolidated statement of operations.

8. Intangible Assets Acquired Through Business Combinations and Goodwill

Intangible Assets Acquired Through Business Combinations

Intangible assets acquired through business combinations were as follows (in millions):

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net		Weighted Average Remaining Useful Life (Years)
	January 31, 2025	Additions and retirements, net	January 31, 2026	January 31, 2025	Expense and retirements, net	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2026
Acquired developed technology	$ 2,958	$ 1,838	$ 4,796	$ (1,753)	$ (654)	$ (2,407)	$ 1,205	$ 2,389	4.4
Customer relationships	6,894	1,765	8,659	(3,820)	(820)	(4,640)	3,074	4,019	6.3
Other (1)	331	353	684	(182)	(95)	(277)	149	407	2.1
Total	$ 10,183	$ 3,956	$ 14,139	$ (5,755)	$ (1,569)	$ (7,324)	$ 4,428	$ 6,815	5.4

(1) Other includes trade names, unbilled backlog, and territory rights.

Amortization of intangible assets resulting from business combinations for fiscal 2026, 2025 and 2024 was $1.7 billion, $1.6 billion, and $1.9 billion, respectively.

The expected future amortization expense for intangible assets as of January 31, 2026 was as follows (in millions):

Fiscal Period:

Fiscal 2027	$	1,842
Fiscal 2028		1,412
Fiscal 2029		1,104
Fiscal 2030		710
Fiscal 2031		448
Thereafter		1,299
Total amortization expense	$	6,815

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired.

The changes in the carrying amounts of goodwill, which is generally not deductible for tax purposes, were as follows (in millions):

Balance at January 31, 2024	$	48,620
Acquisition of Spiff		323
Acquisition of Zoomin		284
Acquisition of Own		1,812
Other acquisitions and adjustments (1)		244
Balance as of January 31, 2025	$	51,283
Acquisition of Regrello		704
Acquisition of Informatica		5,257
Other acquisitions and adjustments (1)		697
Balance as of January 31, 2026	$	57,941

(1) Includes the effect of foreign currency translation and measurement period adjustments from prior period acquisitions.

9. Debt

The components of the Company's borrowings were as follows (in millions):

Instrument	Date of Issuance	Maturity Date	Contractual Interest Rate	Outstanding Principal as of January 31, 2026	Carrying Value as of January 31, 2026	Carrying Value as of January 31, 2025
Informatica 364-day Credit Agreement (1)	November 2025	November 2026	4.42 %	4,000	4,000	0
2028 Senior Notes	April 2018	April 2028	3.70	1,500	1,497	1,496
2028 Senior Sustainability Notes	July 2021	July 2028	1.50	1,000	996	995
Informatica Three-year Credit Agreement (1)	November 2025	November 2028	4.42	2,000	2,000	0
2031 Senior Notes	July 2021	July 2031	1.95	1,500	1,493	1,491
2041 Senior Notes	July 2021	July 2041	2.70	1,250	1,237	1,236
2051 Senior Notes	July 2021	July 2051	2.90	2,000	1,980	1,979
2061 Senior Notes	July 2021	July 2061	3.05	1,250	1,236	1,236
Total carrying value of debt				14,500	14,439	8,433
Less current portion of debt					(4,000)	0
Total noncurrent debt					$ 10,439	$ 8,433

(1) The contractual interest rate represents the weighted-average for the period outstanding.

The Company was in compliance with all debt covenants as of January 31, 2026.

The carrying amount of the Company's 364-day and Three-year Credit Agreements approximates fair value as it bears interest at a floating rate that resets frequently and reflects current market spreads for similar credit risk profiles. The fair value of the Term Loan is classified as Level 2 within the fair value hierarchy. The total estimated fair value of the Company's outstanding senior unsecured notes (the "Senior Notes") above was $6.7 billion and $6.6 billion as of January 31, 2026 and January 31, 2025, respectively. The fair value was determined based on the closing trading price per $100 of the Senior Notes as of the last day of trading of fiscal 2026 and the last day of trading of fiscal 2025, and are deemed Level 2 liabilities within the fair value measurement framework.

The contractual future principal payments for all borrowings as of January 31, 2026 were as follows (in millions):

Fiscal Period:

Fiscal 2027	$ 4,000
Fiscal 2028	0
Fiscal 2029	4,500
Fiscal 2030	0
Fiscal 2031	0
Thereafter	6,000
Total principal outstanding	$ 14,500

Interest expense, primarily from the Company's debt instruments for fiscal 2026, 2025, and 2024 was $324 million, $272 million and $283 million, respectively, and is included in other income in the consolidated statements of operations.

Revolving Credit Facility

In October 2024, the Company entered into a Credit Agreement with the lenders and issuing lenders party thereto, and Bank of America, N.A., as administrative agent (the "Revolving Loan Credit Agreement"). The Revolving Loan Credit Agreement replaced the Credit Agreement, dated December 23, 2020 (as amended, the "Prior Credit Agreement"), among the Company, the lenders and the issuing lenders party thereto, and Citibank, N.A., as administrative agent, which provided for a $3.0 billion unsecured revolving credit facility that was scheduled to mature on December 23, 2025. There were no outstanding borrowings under the Prior Credit Agreement.

The Revolving Loan Credit Agreement provides for a $5.0 billion unsecured revolving credit facility ("Credit Facility") and matures in October 2029. The Company may use the proceeds of future borrowings under the Credit Facility for general corporate purposes. There were no outstanding borrowings under the Credit Facility as of January 31, 2026.

Informatica-Related Financing

In June 2025, the Company entered into a 364-day Credit Agreement that provided the Company with the ability to borrow up to $4.0 billion and a three-year Credit Agreement that provided the Company with the ability to borrow up to $2.0 billion, both on an unsecured basis, to finance a portion of the cash consideration for the Company's acquisition of Informatica, the repayment of certain debt of Informatica and the payment of fees, costs and expenses related thereto (collectively, the "Informatica Credit Agreements"). In November 2025, as part of the acquisition of Informatica, the Company borrowed the full $6.0 billion available under the credit facilities associated with the Informatica Credit Agreements, which was outstanding as of January 31, 2026. For more information regarding the acquisition of Informatica, see Note 7 "Business Combinations."

10. Restructuring

The Company has undertaken various restructuring initiatives to improve operating margins and continue advancing its ongoing commitment to profitable growth, which have included a reduction of the Company's workforce, select data center exits, and office space reductions within certain markets. The Company continues to evaluate and operationalize future programs to drive further operational efficiencies, optimize its management structure and increase cost optimization efforts to realize long-term sustainable growth. The Company recognized $586 million, $461 million and $988 million in restructuring charges during fiscal 2026, 2025, and 2024 respectively, which were primarily comprised of workforce reductions that include charges for employee transition, severance payments, employee benefits and stock-based compensation, as well as charges for data center exits and office space reductions.

11. Stockholders' Equity

The Company maintains the following stock plans: the ESPP, the 2013 Equity Incentive Plan and the 2014 Inducement Equity Incentive Plan ("2014 Inducement Plan"). Options issued have terms of seven years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Fiscal Year Ended January 31,		
	2026	2025	2024
Volatility	36 %	33 - 36 %	35 - 40 %
Estimated life	4.2 years	5.2 years	3.5 years
Risk-free interest rate	4.0 %	4.3 - 4.5 %	3.6 - 4.3 %
Weighted-average fair value per share of grants	$ 92.06	$ 114.96	$ 66.95

The Company estimated its future stock price volatility considering both its observed option-implied volatilities and its historical volatility calculations. Management believes this is the best estimate of the expected volatility over the expected life of its stock options and stock purchase rights.

The estimated life for the stock options was based on an analysis of historical exercise activity. The risk-free interest rate is based on the rate for a U.S. government security with the same estimated life at the time of the option grant and the stock purchase rights.

Stock option activity for fiscal 2026 was as follows:

		Options Outstanding		
	Shares Available for Grant (in millions)	Outstanding Stock Options (in millions)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)
Balance as of January 31, 2025	73	8	$ 198.89	
Increase in shares authorized:				
2013 Equity Incentive Plan	34			
2014 Inducement Plan	2			
Restricted stock activity	(22)			
Exercised	0	(2)	176.12	
Balance as of January 31, 2026	87	6	$ 207.54	$ 137
Vested or expected to vest		6	$ 207.04	$ 135
Exercisable as of January 31, 2026		5	$ 199.85	$ 115

The total intrinsic value of the options exercised during fiscal 2026, 2025 and 2024, was $0.2 billion, $0.7 billion, and $0.6 billion, respectively. The intrinsic value of options exercised during each year is calculated as the difference between the market value of the stock at the time of exercise and the exercise price of the stock option.

The weighted-average remaining contractual life of vested and expected to vest options is approximately 2.8 years.

As of January 31, 2026, options to purchase 5 million shares were vested at a weighted-average exercise price of $199.85 per share and had a weighted-average remaining contractual life of approximately 2.5 years. The total intrinsic value of these vested options based on the market value of the stock as of January 31, 2026 was approximately $0.1 billion.

The following table summarizes information about stock options outstanding as of January 31, 2026:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding (in millions)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares (in millions)	Weighted-Average Exercise Price
$1.34 to $160.17	1	2.2	$ 131.00	1	$ 136.25
$161.50 to $215.17	2	2.3	197.71	2	199.01
$218.21	2	3.1	218.21	2	218.21
$218.63 to $307.77	1	3.9	266.99	1	252.82
	6	2.8	$ 207.54	6	$ 199.85

Restricted stock activity for fiscal 2026 was as follows:

	Restricted Stock Outstanding		
	Outstanding (in millions)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (in millions)
Balance as of January 31, 2025	26	$ 250.50	
Granted - restricted stock units and awards	14	271.38	
Granted - performance-based restricted stock units	2	272.68	
Canceled	(3)	256.40	
Vested and converted to shares	(13)	244.71	
Balance as of January 31, 2026	26	$ 265.64	$ 5,332
Expected to vest	22		$ 4,692

Restricted stock, which upon vesting entitles the holder to one share of common stock for each share of restricted stock, has an exercise price of $0.001 per share, which is equal to the par value of the Company's common stock, and generally vests over four years. The total fair value of shares vested during fiscal 2026 and 2025 was $3.3 billion and $3.4 billion, respectively.

In fiscal 2026, 2025 and 2024, the Company granted performance-based restricted stock unit awards to executive officers and other members of senior management. The performance-based restricted stock unit awards are subject to vesting based on the achievement of a market-based condition and a service-based condition or a performance-based condition and a service-based condition. At the end of the service periods, which range from approximately one-year to four-years, these performance-based restricted stock units will vest in a percentage of the target number of shares between 0 and 200 percent, depending on the extent the market-based condition or performance-based condition, or both, are achieved.

The aggregate expected stock-based compensation expense remaining to be recognized as of January 31, 2026 was as follows (in millions):

Fiscal Period:	
Fiscal 2027	2,866
Fiscal 2028	1,946
Fiscal 2029	1,016
Fiscal 2030	214
Total stock-based compensation expense	$ 6,042

The aggregate expected stock-based compensation expense remaining to be recognized reflects only outstanding stock awards as of January 31, 2026 and assumes no forfeiture activity and no changes in the expected level of attainment of performance share grants based on the Company's financial performance relative to certain targets.

Common Stock

The following number of shares of common stock were reserved and available for future issuance at January 31, 2026 (in millions):

Options outstanding	6
Restricted stock awards and units and performance-based stock units outstanding	25
Stock available for future grant or issuance:	
2013 Equity Incentive Plan	87
2014 Inducement Plan	1
Amended and Restated 2004 Employee Stock Purchase Plan	10
	129

Preferred Stock

The Company's board of directors has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. The Company's board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the Company's common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock, or delaying or preventing a change in control. As of January 31, 2026 and 2025, no shares of preferred stock were outstanding.

Share Repurchase Program

The Company's Board of Directors (the "Board") authorized a program to repurchase shares of the Company's common stock (the "Share Repurchase Program"), which commenced in August 2022. In September 2025, the Board authorized an additional $20.0 billion in repurchases under the Share Repurchase Program, for an aggregate total authorization of $50.0 billion. The Share Repurchase Program does not have a fixed expiration date and does not obligate the Company to acquire any specific number of shares. Under the Share Repurchase Program, shares of common stock may be repurchased using a variety of methods, including privately negotiated and or open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as part of accelerated share repurchases and other methods. The timing, manner, price and amount of any repurchases are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. The Company accounts for treasury stock under the cost method.

The Company repurchased the following under its Share Repurchase Program (in millions, except average price per share):

	2026			2025			2024		
	Shares	Average price per share	Amount	Shares	Average price per share	Amount	Shares	Average price per share	Amount
Fiscal year ended January 31	50	$254.21	$ 12,677	30	$260.12	$ 7,757	36	$210.30	$ 7,674

All repurchases were made in open market transactions. As of January 31, 2026, the Company was authorized to purchase a remaining $17.9 billion of its common stock under the Share Repurchase Program. In February 2026, the Board authorized $50.0 billion in share repurchases under the Share Repurchase Program that replaced the previous remaining unpurchased authorization.

Dividends

The Company announced the following dividends:

Quarter Ended	Record Date	Payment Date	Dividend per Share		Amount (in millions)	
Fiscal 2026						
April 30, 2025	April 10, 2025	April 24, 2025	$	0.416	$	406
July 31, 2025	June 18, 2025	July 10, 2025	$	0.416	$	404
October 31, 2025	September 17, 2025	October 9, 2025	$	0.416	$	400
January 31, 2026	December 18, 2025	January 8, 2026	$	0.416	$	395
Fiscal 2025						
April 30, 2024	March 14, 2024	April 11, 2024	$	0.40	$	388
July 31, 2024	July 9, 2024	July 25, 2024	$	0.40	$	388
October 31, 2024	September 18, 2024	October 8, 2024	$	0.40	$	385
January 31, 2025	December 18, 2024	January 9, 2025	$	0.40	$	388

In February 2026, the Board declared a $0.44 dividend per share that is payable on April 23, 2026 to stockholders of record as of the close of business on April 9, 2026.

12. Income Taxes

The domestic and foreign components of income before provision for (benefit from) income taxes consisted of the following (in millions):

	Fiscal Year Ended January 31,					
	2026		2025		2024	
Domestic	$	6,627	$	5,119	$	4,045
Foreign		2,893		2,319		905
	$	9,520	$	7,438	$	4,950

The provision for (benefit from) income taxes consisted of the following (in millions):

	Fiscal Year Ended January 31,					
	2026		2025		2024	
Current:						
Federal	$	413	$	1,284	$	940
State		72		245		199
Foreign		619		925		417
Total		1,104		2,454		1,556
Deferred:						
Federal		618		(982)		(640)
State		121		(167)		(182)
Foreign		220		(64)		80
Total		959		(1,213)		(742)
Provision for (benefit from) income taxes	$	2,063	$	1,241	$	814

A reconciliation of income taxes at the statutory federal income tax rate to the provision for (benefit from) income taxes included in the accompanying consolidated statements of operations is as follows (in millions):

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
U.S. federal statutory rate	$ 1,999	21.0 %	$ 1,562	21.0 %	$ 1,040	21.0 %
State and local income taxes, net of federal effects (1)	114	1.2	50	0.7	(25)	(0.5)
Foreign tax effects:						
Ireland						
Statutory rate difference between Ireland and U.S.	(197)	(2.1)	(132)	(1.8)	(82)	(1.7)
Other	(24)	(0.3)	4	0.1	6	0.1
Israel						
Effects of reorganization of operations and assets	-	-	90	1.2	137	2.8
Other	-	-	19	0.3	(15)	(0.3)
Other foreign jurisdictions	463	4.9	233	3.1	264	5.3
Effect of cross-border tax laws:						
Global intangible low taxed income, net of foreign tax credit	152	1.6	168	2.3	120	2.4
Foreign-derived intangible income deduction (2)	(188)	(2.0)	(441)	(5.9)	(127)	(2.6)
Other foreign tax credits (3)	(160)	(1.7)	(46)	(0.6)	(227)	(4.6)
Other	28	0.3	(13)	(0.2)	16	0.3
Tax Credits						
Research and development tax credits	(368)	(3.9)	(295)	(4.0)	(312)	(6.3)
Changes in valuation allowance	70	0.7	(7)	(0.1)	86	1.7
Nontaxable or Nondeductible items						
Effects of reorganization of operations and assets	-	-	(94)	(1.3)	(105)	(2.1)
Share-based payment awards	4	0.0	(174)	(2.3)	(26)	(0.5)
Other	30	0.3	(7)	(0.1)	3	0.1
Changes in unrecognized tax benefits	151	1.6	337	4.5	67	1.4
Other adjustments	(11)	(0.1)	(13)	(0.2)	(6)	(0.1)
Provision for (benefit from) income taxes	$ 2,063	21.5 %	$ 1,241	16.7 %	$ 814	16.4 %

(1) The tax effect in this category primarily reflects state and local taxes in California, Virginia, Illinois, New York, New York City, Pennsylvania, Texas, and Minnesota.
(2) Fiscal 2025 foreign-derived intangible income deduction included tax benefits related to an adjustment for fiscal 2023 and 2024.
(3) Fiscal 2024 foreign tax credits included tax benefits attributable to IRS notices.

Income taxes paid, net of refunds, were as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	**2025**	**2024**
Federal	$ 658	$ 1,091	$ 417
State	132	276	233
Foreign			
Ireland	92	139	-
Israel	-	287	129
Other	400	268	248
	$ 1,282	$ 2,061	$ 1,027

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities were as follows (in millions):

	As of January 31,	
	2026	2025
Deferred tax assets:		
Losses and deductions carryforward	$ 200	$ 209
Deferred stock-based compensation expense	260	237
Tax credits	906	769
Accrued liabilities	494	482
Intangible assets	1,541	1,694
Lease liabilities	685	740
Unearned revenue	124	(28)
Capitalized research & development	1,944	2,431
Other	17	65
Total deferred tax assets	6,171	6,599
Less valuation allowance	(967)	(786)
Deferred tax assets, net of valuation allowance	5,204	5,813
Deferred tax liabilities:		
Capitalized costs to obtain revenue contracts	(912)	(850)
Purchased intangible assets	(1,173)	(650)
Depreciation and amortization	(193)	(164)
Basis difference on strategic and other investments	(347)	(106)
Lease right-of-use assets	(519)	(554)
Total deferred tax liabilities	(3,144)	(2,324)
Net deferred tax assets (liabilities)	$ 2,060	$ 3,489

At January 31, 2026, the Company had federal net operating loss carryforwards of approximately $214 million, which expire in fiscal 2027 and through fiscal 2038 with the exception of post-2017 losses that do not expire, and foreign tax credits of approximately $214 million, which expire in fiscal 2029 through fiscal 2036. The Company had California net operating loss carryforwards of approximately $480 million which expire beginning in fiscal 2029 through fiscal 2045, and California research and development tax credits of approximately $1.1 billion, which do not expire. For other states' income tax purposes, the Company had tax credits of approximately $70 million, which expire beginning in fiscal 2027 through fiscal 2036, and insignificant net operating loss carryforwards. Utilization of the Company's net operating loss carryforwards are subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

The Company had a valuation allowance of $967 million and $786 million as of January 31, 2026 and January 31, 2025, respectively. The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some or all of its deferred tax assets will not be realized. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The increase in the valuation allowance during fiscal 2026 was primarily due to state tax credits and certain U.S foreign tax credits that are not expected to be realized. At the end of January 31, 2026, the valuation allowance was primarily related to U.S. states' net operating loss and tax credits and certain U.S foreign tax credits. The Company will continue to evaluate the need for valuation allowances for its deferred tax assets.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits for fiscal years 2026, 2025 and 2024 is as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Beginning of period	$ 2,419	$ 2,083	$ 1,975
Tax positions taken in prior period:			
Gross increases	36	53	53
Gross decreases	(52)	(65)	(85)
Tax positions taken in current period:			
Gross increases	261	378	287
Settlements	(49)	(4)	(21)
Lapse of statute of limitations	(37)	(25)	(104)
Currency translation effect	61	(1)	(22)
End of period	$ 2,639	$ 2,419	$ 2,083

In fiscal 2026, 2025 and 2024, the Company reported a net increase of approximately $220 million, $336 million, and $108 million, respectively, in its unrecognized tax benefits. For fiscal 2026, 2025 and 2024, total unrecognized tax benefits in an amount of $1.9 billion, $1.7 billion and $1.7 billion, respectively, if recognized, would have reduced income tax expense and the Company's effective tax rate.

The Company has recognized interest and penalties related to unrecognized tax benefits in the income tax provision of $69 million, $89 million and $29 million in fiscal 2026, 2025 and 2024, respectively. Interest and penalties accrued as of January 31, 2026, 2025 and 2024, were $294 million, $225 million and $136 million, respectively.

Certain prior year tax returns are currently being examined by various taxing authorities in major tax jurisdictions including the United States, India, Germany and Israel. The Company currently considers U.S. federal, Japan, Australia, Germany, France, United Kingdom, Ireland, Canada, India and Israel to be major tax jurisdictions. The Company's U.S. federal tax returns since fiscal 2008 remain open to examination, and non-U.S. tax returns generally remain open to examination since fiscal 2019. The Company believes that it has provided adequate reserves for its income tax uncertainties in all open tax years. As the outcome of the tax audits cannot be predicted with certainty, if any issues addressed in the Company's tax audits are resolved in a manner inconsistent with management's expectations, the Company could adjust its provision for income taxes in the future.

13. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the fiscal period. Diluted net income per share is computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units. The dilutive effect of outstanding awards is reflected in diluted net income per share by application of the treasury stock method.

A reconciliation of the denominator used in the calculation of basic and diluted net income per share is as follows (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Numerator:			
Net income	$ 7,457	$ 6,197	$ 4,136
Denominator:			
Weighted-average shares outstanding for basic net income per share	950	962	974
Effect of dilutive securities:			
Employee stock awards	6	12	10
Weighted-average shares outstanding for diluted net income per share	956	974	984

The weighted-average number of shares outstanding used in the computation of diluted net income per share does not include the effect of the following potentially outstanding common stock. The effects of these potentially outstanding shares were not included in the calculation of diluted net income per share because the effect would have been anti-dilutive (in millions):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Employee stock awards	9	7	13

14. Legal Proceedings and Claims

In the ordinary course of business, the Company is or may be involved in various legal or regulatory proceedings, claims or purported class actions related to alleged infringement of third-party patents and other intellectual property rights, commercial, corporate and securities, labor and employment, wage and hour and other claims. The Company has been, and may in the future be, put on notice or sued by third parties for alleged infringement of their proprietary rights, including patent infringement.

In general, the resolution of a legal matter could prevent the Company from offering its service to others, could be material to the Company's financial condition or cash flows, or both, or could otherwise adversely affect the Company's reputation and future operating results.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable and subject to significant uncertainties. At this time, the Company is not able to reasonably estimate the amount or range of possible losses in excess of any amounts accrued, including losses that could arise as a result of application of non-monetary remedies, with respect to the contingencies it faces, and the Company's estimates may not prove to be accurate.

In management's opinion, resolution of all current matters, including those described below, is not expected to have a material adverse impact on the Company's financial statements. However, depending on the nature and timing of any such dispute, payment or other contingency, the resolution of a matter could materially affect the Company's current or future results of operations or cash flows, or both, in a particular quarter.

Slack Litigation

Beginning in September 2019, seven purported class action lawsuits were filed against Slack, its directors, certain of its officers and certain investment funds associated with certain of its directors, each alleging violations of securities laws in connection with Slack's registration statement on Form S-1 (the "Registration Statement") filed with the SEC. All but one of these actions were filed in the Superior Court of California for the County of San Mateo, though one plaintiff originally filed in the County of San Francisco before refiling in the County of San Mateo (and the original San Francisco action was dismissed). The remaining action was filed in the U.S. District Court for the Northern District of California (the "Federal Action"). In the Federal Action, captioned Dennee v. Slack Technologies, Inc., Case No. 3:19-CV-05857-SI, Slack and the other defendants filed a motion to dismiss the complaint in January 2020. In April 2020, the court granted in part and denied in part the motion to dismiss. In May 2020, Slack and the other defendants filed a motion to certify the court's order for interlocutory appeal, which the court granted. Slack and the other defendants filed a petition for permission to appeal the district court's order to the Ninth Circuit Court of Appeals, which was granted in July 2020. Oral argument was heard in May 2021. On September 20, 2021, the Ninth Circuit affirmed the district court's ruling. Slack filed a petition for rehearing with the Ninth Circuit on November 3, 2021, which was denied on May 2, 2022. Slack filed a petition for a writ of certiorari with the U.S. Supreme Court on August 31, 2022, which was granted on December 13, 2022. On June 1, 2023, the Supreme Court issued a unanimous decision vacating the Ninth Circuit's decision and remanded for further proceedings. The Ninth Circuit ordered the parties to submit additional briefing in light of the Supreme Court's decision. On February 10, 2025, the Ninth Circuit issued an opinion reversing the district court's order and instructing the district court to dismiss the complaint with prejudice. On July 10, 2025, the plaintiff filed a petition for a writ of certiorari with the U.S. Supreme Court, which was denied on October 6, 2025. On November 4, 2025, the defendants requested that the district court enter judgment against the plaintiff in the Federal Action. On November 10, 2025, the court entered judgment for defendants and against the plaintiff, which marks the conclusion of the Federal Action. The state court actions were consolidated in November 2019, and the consolidated action is captioned In re Slack Technologies, Inc. Shareholder Litigation, Lead Case No. 19CIV05370 (the "State Court Action"). An additional state court action was filed in San Mateo County in June 2020 but was consolidated with the State Court Action in July 2020. Slack and the other defendants filed demurrers to the complaint in the State Court Action in February 2020. In August 2020, the court sustained in part and overruled in part the demurrers, and granted plaintiffs leave to file an amended complaint, which they filed in October 2020. Slack and the other defendants answered the complaint in November 2020. Plaintiffs filed a motion for class certification on October 21, 2021, which was never ruled upon. On October 26, 2022, the court stayed the State Court Action pending resolution of Slack's petition for a writ of certiorari in the Federal Action. On November 7, 2025, the court lifted the stay in the State Court Action solely to permit plaintiffs to take certain discovery and to file a renewed motion for class certification, if they choose to do so. The State Court Action seeks unspecified monetary damages and other relief on behalf of investors who purchased Slack's Class A common stock issued pursuant and/or traceable to the Registration Statement.

Backpage Litigation

The Company has been named as a defendant in a number of state and federal actions relating to the activities of one of its former customers, Website Technologies, LLC ("Website Technologies"), an affiliate of Backpage.com, LLC ("Backpage"). Plaintiffs in these actions generally allege that they were victims of sex trafficking by individuals who advertised them on backpage.com, a website operated by Backpage, and assert various claims and theories premised on the Company's provision to Website Technologies of Salesforce CRM Software and related products, which the plaintiffs allege facilitated the operation and growth of Backpage's business. The initial action, filed in the Superior Court of California for the County of San Francisco on behalf of numerous plaintiffs, was dismissed with prejudice under Section 230 of the Communications Decency Act ("Section 230"), and that dismissal was affirmed by the California Court of Appeal in December 2021. In April 2020, an action involving a single plaintiff was filed in the U.S. District Court for the Northern District of Illinois, G.G. v. Salesforce, Inc., Case No. 1:20-CV-2335 ("G.G."). The district court granted the Company's motion to dismiss the action, and the Seventh Circuit Court of Appeals reversed that ruling in August 2023. On June 12, 2025, after discovery had commenced, plaintiff filed a substantially amended complaint. On July 9, 2025, the Company filed a motion to dismiss that complaint. The district court dismissed one of plaintiff's claims in January 2026. Trial is currently expected to occur on the remaining claim in the Fall of 2026, but no date has been finalized. Beginning in April 2020, five actions involving six plaintiffs were filed and consolidated in the U.S. District Court for the Southern District of Texas as A.B. v. Salesforce, Inc., Case No. 4:20-CV-01254 ("A.B."). The Company moved for summary judgment on the basis that the claims were barred by Section 230. In November 2023, the court denied the Company's motion and in December 2024, the Fifth Circuit Court of Appeals affirmed that ruling. In October 2025, the district court in A.B. granted the Company's motion pursuant to 18 U.S.C. § 1595(b) to stay the action pending final adjudication of criminal proceedings involving Backpage.

Since May 2023, a number of similar actions have been filed in federal and state courts, including principally: (1) actions filed by 30 plaintiffs in the U.S. District Court for the Northern District of Texas, which were consolidated as S.M.A. v. Salesforce, Inc., Case No. 3:23-CV-0915-B ("S.M.A"); (2) actions filed by 21 plaintiffs in Texas state court in Dallas County, which were removed to the U.S. District Court for the Northern District of Texas and consolidated as A.S. v. Salesforce, Inc., Case No. 3:23-CV-1039-B ("A.S."); (3) an action by a single plaintiff filed in Texas state court in Harris County, which was removed to the U.S. District Court for the Southern District of Texas as T.S. v. Salesforce, Inc., Case No. 4:23-CV-01792 ("T.S."); (4) an action by a single plaintiff filed in Texas state court in Harris County, which was removed to the U.S. District Court for the Southern District of Texas as A.A. v. Salesforce, Inc., Case No. 4:26-CV-00757 ("A.A."); (5) an action filed by a single plaintiff in the U.S. District Court for the Southern District of Texas as Jane Doe (C.S.) v. Salesforce, Inc., Case No. 2:25-CV-189 ("C.S."); (6) an action filed by a single plaintiff in the U.S. District Court for the Western District of Washington as M.K. v. Salesforce.com, Inc, Case No. 2:23-CV-435 ("M.K."); (7) an action filed by a single plaintiff in the U.S. District Court for the Middle District of Florida as I.H. v. Salesforce.com, LLC, Case No. 8:24-CV-1678 ("I.H."); (8) an action filed by 13 plaintiffs in the U.S. District Court for the Northern District of Illinois as A.G.B. v. Salesforce, Inc., Case No. 25-CV-15801 ("A.G.B."); and an action filed by a single plaintiff in the U.S. District Court for the Northern District of Illinois as J.L.D. v. Salesforce, Inc., Case No. 26-CV-01580 ("J.L.D."). Six actions have further been filed by 244 plaintiffs in the U.S. District Court for the Northern District of Illinois and have been consolidated with G.G. ("G.G. consolidated cases"): A.I.R. v. Salesforce, Inc., Case No. 1:25-CV-6867; J.M.M. v. Salesforce, Inc., Case No. 1:25-CV-6868; K.B. v. Salesforce, Inc., Case No. 1:25-CV-6869; N.R.J. v. Salesforce, Inc., Case No. 1:25-CV-6870; M.K. v. Salesforce, Inc., Case No. 1:25-CV-6871; and N.A.M. v. Salesforce, Inc., Case No. 1:25-CV-6872. Separately, 19 actions have been filed by 19 plaintiffs in Texas state court, which are proceeding in a Texas state court multidistrict litigation in Harris County District Court, captioned In re Jane Doe Cases, MDL 2020-28545 ("Texas MDL"). In March 2024, the district court in S.M.A. granted the Company's consolidated motion to dismiss the complaint on the ground that plaintiffs had not alleged the requisite intent element under the federal trafficking statute, and in April 2024 an amended complaint was filed amending the federal law claim and adding a Texas state law claim. In May 2024, the Company moved to dismiss the amended complaint. In March 2025, the district court granted the motion as to the Texas state law claims, dismissed the Texas claim with prejudice, and denied the motion as to the federal law claim. In October 2025, S.M.A. was stayed pursuant to 18 U.S.C. § 1595(b) pending the final adjudication of the criminal proceedings involving Backpage. In September 2024, the district court in A.S. denied the Company's motion to dismiss. In November 2024, the Company moved for judgment on the pleadings. In May 2025, the district court granted that motion with leave to amend. Plaintiffs then filed a consolidated amended complaint, and on June 20, 2025, the Company moved to dismiss that complaint. This motion was pending when, in October 2025, A.S. also was stayed pursuant to 18 U.S.C. § 1595(b) pending the final adjudication of the criminal proceedings involving Backpage. In June 2023, the Company moved to dismiss T.S., and that motion remains pending. In March 2024, T.S. was stayed pending the interlocutory appeal in A.B., which was remanded to the district court in January 2025. The Company filed a motion to dismiss in A.A. in February 2026, and that motion remains pending. In September 2025, the Company filed a motion to dismiss C.S. that remains pending. In October 2025, the Company also filed a motion to stay C.S. under 18 U.S.C. § 1595(b), and that motion remains pending. Plaintiff in M.K. voluntarily dismissed her claim against Salesforce in May 2024. In December 2025, the district court in I.H. stayed the action pursuant to 18 U.S.C. § 1595(b) pending final adjudication of the criminal proceedings involving Backpage. The Company's response to Plaintiff's complaint in A.G.B. is due in March 2026. The Company's response to Plaintiff's complaint in J.L.D. is due in April 2026. The Company filed a motion to dismiss in the G.G. consolidated cases in January 2026. That motion remains pending. The Company filed a motion pursuant to 18 U.S.C. § 1595(b) to stay the G.G. consolidated cases pending the final adjudication of the criminal proceedings involving Backpage in November 2025. In the Texas MDL, the Company moved to dismiss certain claims by plaintiffs in this MDL who reside outside of Texas on personal jurisdiction, extraterritoriality, and forum non conveniens grounds in the latter half of 2023. In February 2026, at a hearing on these motions, the court granted the Company's motions to dismiss on forum non conveniens grounds. The Company will be dismissed from B.J.A., B.I.R., C.V., T.K., and T.S.J. pending the court's written order. All of the foregoing actions seek unspecified monetary damages, attorneys' fees, and costs. The Company intends to defend its interests in these proceedings vigorously.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level, that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2026 based on the guidelines established in the *Internal Control—Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of Regrello and Informatica, which we acquired in October 2025 and November 2025, respectively, as discussed in Note 7 "Business Combinations," to the consolidated financial statements. We have included the financial results of these acquired companies in the consolidated financial statements from the date of acquisition. Total revenues and total operating expenses subject to Regrello's and Informatica's internal control over financial reporting represented less than one percent of our consolidated total revenues and total operating expenses, for the fiscal year ended January 31, 2026. Total assets and net assets subject to Regrello's and Informatica's internal control over financial reporting represented approximately one percent of our consolidated total assets and net assets, excluding acquisition method fair value adjustments, as of January 31, 2026.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2026. We reviewed the results of management's assessment with our Audit Committee.

The effectiveness of our internal control over financial reporting as of January 31, 2026 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B.   OTHER INFORMATION

During the three months ended January 31, 2026, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K), except as follows. On December 18, 2025, Parker Harris, Co-Founder & Chief Technology Officer, Slack, individually, and as co-trustee of the HJ Family Trust, adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale and donation of up to 154,725 shares of the Company's common stock, subject to certain conditions, through December 18, 2026 (or the date all shares are sold and donated under the arrangement, if earlier). On January 12, 2026, Srinivas Tallapragada, President and Chief Engineering and Customer Success Officer, adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of up to 22,904 shares of the Company's common stock, subject to certain conditions, through January 12, 2027 (or the date all shares are sold under the arrangement, if earlier).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, our Audit Committee, our Insider Trading Policy and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance," "Insider Trading Policy" and, as applicable, "Delinquent Section 16(a) Reports."

The information concerning our executive officers required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Part I, entitled "Information About Our Executive Officers."

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our chief executive officer, Marc Benioff, principal financial officer, Robin Washington, principal accounting officer, Sundeep Reddy and all other executive officers. The Code of Conduct is available on our website at *http://investor.salesforce.com/about-us/investor/ corporate-governance/*. A copy may also be obtained without charge by contacting Investor Relations, Salesforce, Inc., Salesforce Tower, 415 Mission St, 3rd Fl, San Francisco, California 94105 or by calling (415) 901-7000.

We intend to satisfy the disclosure requirement under SEC and NYSE rules regarding certain amendments to, or waivers from, a provision of our Code of Conduct by posting such information on the website address and location specified above.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Outstanding Equity Awards at Fiscal 2026 Year-End Table," "Options Exercised and Stock Vested Table," "Committee Reports," "Directors and Corporate Governance" and "Employment Contracts and Certain Transactions."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Equity Compensation Plan Information."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Employment Contracts and Certain Transactions."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Ratification of Appointment of Independent Auditor."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*: The information concerning our financial statements, and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules*: The Financial Statement Schedules have been omitted because they are not applicable or are not required or are not present in material amounts or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits:* See "Index to Exhibits."

(b) *Exhibits.* The exhibits listed below in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

Omitted at Registrant's option.

Index to Exhibits

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of Salesforce, Inc.		8-K	001-32224	3.2	7/1/2024
3.2	Amended and Restated Bylaws of Salesforce, Inc.		8-K	001-32224	3.1	12/10/2024
4.1	Specimen Common Stock Certificate		10-Q	001-32224	4.1	6/1/2022
4.2	Indenture, dated April 11, 2018, between the Registrant and U.S. Bank National Association, as trustee		8-K	001-32224	4.1	4/11/2018
4.3	First Supplemental Indenture, dated April 11, 2018, between the Registrant and U.S. Bank National Association, as trustee (including Forms of 2023 and 2028 Notes)		8-K	001-32224	4.2	4/11/2018
4.4	Second Supplemental Indenture, dated July 12, 2021, between the Registrant and U.S. Bank National Association, as trustee (including Forms of the 2024, 2031, 2041, 2051, 2061 and Sustainability Notes)		8-K	001-32224	4.2	7/12/2021
4.5	Description of the Registrant's Capital Stock		10-K	001-32224	4.8	3/8/2023
10.1*	Salesforce, Inc. Amended and Restated 2013 Equity Incentive Plan		8-K	001-32224	10.1	6/9/2025
10.2*	Salesforce, Inc. Amended and Restated 2004 Employee Stock Purchase Plan		S-8	333-265555	4.4	6/13/2022
10.3*	Form of Indemnification Agreement between the Registrant and its officers and directors		S-1/A	333-111289	10.1	4/20/2004
10.4*	Salesforce, Inc. 2014 Inducement Equity Incentive Plan		S-8	333-290051	4.3	9/5/2025
10.5*	Forms of equity award agreements under the Amended and Restated 2013 Equity Incentive Plan	X				
10.6*	Related forms of equity agreements under the Amended and Restated 2004 Employee Stock Purchase Plan		S-8	333-265555	4.4	6/13/2022

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
10.7*	Form of Restricted Stock Unit Agreement under the Amended and Restated 2014 Inducement Equity Incentive Plan		10-Q	001-32224	10.2	5/29/2025
10.8*	Form of stock option agreement under the Amended and Restated 2014 Inducement Equity Incentive Plan		10-K	001-32224	10.12	3/5/2025
10.9*	Amended and Restated Annual Performance Bonus Plan		10-Q	001-32224	10.1	5/30/2024
10.10*	Traction Sales and Marketing Inc. Equity Incentive Plan		S-8	333-265557	4.3	6/13/2022
10.11*	Tenyx, Inc. 2021 Equity Incentive Plan		S-8	333-282514	4.3	10/4/2024
10.12*	Regrello Corp. 2021 Equity Incentive Plan		S-8	333-290686	4.3	10/2/2025
10.13*	Informatica Inc. 2021 Equity Incentive Plan		S-8	333-291622	4.3	11/18/2025
10.14*	Form of Change of Control and Retention Agreement as entered into with Marc Benioff		10-K	001-32224	10.13	3/9/2009
10.15*	Form of Change of Control and Retention Agreement as entered into with Parker Harris		10-K	001-32224	10.14	3/9/2009
10.16*	Form of Change of Control and Retention Agreement entered into with non-CEO Executive Officers after 2014		10-K	001-32224	10.16	3/5/2020
10.17*+	Aircraft Time Sharing Agreement, dated July 21, 2025, between the Registrant and Marc Benioff		10-Q	001-32224	10.3	9/4/2025
10.18*	Non-Employee Director Compensation Program		10-K	001-32224	10.22	3/5/2025
10.19*	Offer Letter, dated June 8, 2023, between the Registrant and Sabastian Niles		10-Q	001-32224	10.6	5/30/2024
10.20*	Offer Letter, dated February 5, 2025, between the Registrant and Robin Washington		8-K	001-32224	10.1	2/5/2025
10.21	Office Lease, dated April 10, 2014, between the Registrant and Transbay Tower LLC		10-Q	001-32224	10.2	5/30/2014
10.22	Purchase and Sale Agreement, dated November 10, 2014, between the Registrant and 50 Fremont Tower, LLC		10-Q	001-32224	10.2	11/26/2014
10.23	Credit Agreement, dated as of October 31, 2024, by and among the Registrant, the lenders and issuing lenders party thereto, and Bank of America, N.A., as Administrative Agent		8-K	001-32224	10.1	11/5/2024
10.24	364-Day Credit Agreement, dated as of June 20, 2025, by and among the Company, the lenders and other parties party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent		8-K	001-32224	10.1	6/24/2025
10.25	Three-Year Credit Agreement, dated as of June 20, 2025, by and among the Company, the lenders and other parties party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent		8-K	001-32224	10.2	6/24/2025

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
19	Insider Trading Policy		10-K	001-32224	19	3/5/2025
21.1	List of Subsidiaries	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Chief Operating and Financial Officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Chief Executive Officer and Chief Operating and Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1	Executive Officer Incentive Compensation Recovery Policy		10-K	001-32224	97.01	3/6/2024
99.1	Cash Severance Limitation Policy		10-K	001-32224	99.1	3/5/2025
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Extension Definition					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	The Cover Page Interactive Data File, formatted in Inline XBRL (included in Exhibit 101)					

* Indicates a management contract or compensatory plan or arrangement.

+ Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 2, 2026

Salesforce, Inc.

By: /s/ ROBIN WASHINGTON

Robin Washington

**President and
Chief Operating and Financial Officer
(Principal Financial Officer)**

Dated: March 2, 2026

Salesforce, Inc.

By: /s/ SUNDEEP REDDY

Sundeep Reddy

**Executive Vice President and
Chief Accounting Officer
(Principal Accounting Officer)**

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Marc Benioff, Robin Washington, Sundeep Reddy, Sabastian Niles and Scott Siamas, and each of them severally, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marc Benioff **Marc Benioff**	Chair of the Board and Chief Executive Officer (Principal Executive Officer)	March 2, 2026
/s/ Robin Washington **Robin Washington**	Director, President and Chief Operating and Financial Officer (Principal Financial Officer)	March 2, 2026
/s/ Sundeep Reddy **Sundeep Reddy**	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 2, 2026
/s/ Laura Alber **Laura Alber**	Director	March 2, 2026
/s/ Amy Chang **Amy Chang**	Director	March 2, 2026
/s/ Craig Conway **Craig Conway**	Director	March 2, 2026
/s/ Arnold Donald **Arnold Donald**	Director	March 2, 2026
/s/ Parker Harris **Parker Harris**	Director, Co-Founder	March 2, 2026
/s/ David B. Kirk **David B. Kirk**	Director	March 2, 2026
/s/ Neelie Kroes **Neelie Kroes**	Director	March 2, 2026
/s/ Sachin Mehra **Sachin Mehra**	Director	March 2, 2026
/s/ Mason Morfit **Mason Morfit**	Director	March 2, 2026
/s/ Oscar Munoz **Oscar Munoz**	Director	March 2, 2026
/s/ John V. Roos **John V. Roos**	Director	March 2, 2026
/s/ Maynard Webb **Maynard Webb**	Director	March 2, 2026

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Board of Directors

Marc Benioff	Chair, Chief Executive Officer & Co-Founder, Salesforce
Laura Alber	President & Chief Executive Officer, Willams-Sonoma
Amy Chang	Former CEO & Founder, Accompany; Technology Advisor
Craig Conway	Former President & Chief Executive Officer, PeopleSoft
Arnold Donald	Former President & Chief Executive Officer, Carnival Corporation
Parker Harris	Chief Technology Officer, Slack & Co-Founder, Salesforce
David B. Kirk	Former Chief Scientist, Vice President of Architecture, and Fellow, NVIDIA
Neelie Kroes	Former Vice President of the European Commission
Sachin Mehra	Chief Financial Officer, Mastercard
Mason Morfit	Co-Chief Executive Officer & Chief Investment Officer, ValueAct Capital
Oscar Munoz	Former Executive Chairman & Chief Executive Officer, United Airlines
John V. Roos	Former U.S. Ambassador to Japan; Co-Founder, Geodesic Capital
Robin Washington	President & Chief Operating and Financial Officer, Salesforce
Maynard Webb	Founder, Webb Investment Network

Executive Officers

Marc Benioff	Chair, Chief Executive Officer & Co-Founder
Parker Harris	Chief Technology Officer, Slack & Co-Founder
Miguel Milano	President & Chief Revenue Officer
Sabastian Niles	President & Chief Legal Officer
Srinivas Tallapragada	President & Chief Engineering and Customer Success Officer
Robin Washington	President & Chief Operating and Financial Officer

Investor Relations	investor@salesforce.com
Stock Listing	Salesforce trades on the New York Stock Exchange under the ticker symbol "CRM."

Note on Forward-Looking Statements
This annual report contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those expressed in such statements. Further information on factors that could affect results is included in the fiscal 2026 Form 10-K, included in this annual report.

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San Francisco, CA 94105, USA

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